FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer
for the period 12 April to 26 July 2002

Rio Tinto plc
(name of registrant)

6 St James's Square
London SW1Y 4LD, England
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

-

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer
for the period 12 April to 26 July 2002

Rio Tinto Limited
(name of registrant)

55 Collins Street
Melbourne, Victoria, Australia
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

RIO TINTO PLC, and
RIO TINTO LIMITED

Note: The press releases attached are in the name of Rio Tinto plc. However, as a consequence of the Dual Listed Companies Merger in December 1995 both Rio Tinto plc and Rio Tinto Limited issue similar press releases in their separate names.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RIO TINTO plc
(Registrant)

Dated : 26 April 2002

....

(Name) R P Dowding
(Title) Assistant Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RIO TINTO LIMITED
(Registrant)

Dated : 26 July 2002

....

(Name) A V Lawless
(Title) Assistant Secretary

...........News release...

4

RIO TINTO

Release time Immediate Date 12 April 2002

PR245g

Euro Denominated Bond Issue

Rio Tinto has appointed ABN Amro, Barclays Capital and Morgan Stanley to act as joint bookrunners for its inaugual benchmark euro denominated bond issue.

The issue will be launched, subject to market conditions, following a roadshow beginning April 18th in London. Proceeds from the issue are intended principally for the refinancing of existing commercial paper debt. Rio Tinto is an international mining company and is rated Aa3 by Moody's and AA- by Standard & Poor's, both on negative outlook.

The issue will be made under the Group's Euro Medium Term Note Programme.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

5

...........News release...

RIO TINTO

Release time Immediate Date 12 April 2002

PR246g

Moura Joint Venture Interest

Rio Tinto's 73 per cent owned subsidiary, Coal & Allied Industries Limited has advised that Mitsui & Co., Ltd has exercised its pre-emptive right to purchase Coal & Allied's 55 per cent interest in the Moura coal mine.

Completion is conditional on the execution of relevant documents and receipt of certain regulatory approvals.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

6

..........*News release...*

RIO TINTO

Release time Immediate Date 15 April 2002

PR247g

Energy Resources of Australia Ltd appoints new Chairman

The Directors of Energy Resources of Australia Ltd (ERA) announce the appointment of Mr Brian Horwood as the Company's Chairman.

Mr Horwood succeeds Mr Barry Cusack who has resigned as Chairman following his retirement from Rio Tinto Limited. Mr Cusack will remain a Director on the Board.

Mr Horwood, age 60, was appointed to the ERA Board in May 2001. He is Managing Director of Rio Tinto Services Limited and Rio Tinto Australia. He is also a Director of Coal & Allied Industries Limited and a number of other Rio Tinto subsidiaries. Mr Horwood was formerly Managing Director of Pacific Coal Pty Ltd.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

..........News release...

7

RIO TINTO

Release time Immediate Date 18 April 2002

PR248g

Results of voting at 2002 Annual General Meetings

of Rio Tinto plc and Rio Tinto Limited

The Annual General Meetings of Rio Tinto plc and Rio Tinto Limited were held on 11 April and 18 April 2002 respectively.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

The following resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective Annual General Meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls as certified by the scrutineers, Computershare Investor Services, were as follows:

		For	Against
To increase authorised share capital of Rio Tinto plc and to create a DLC Dividend share in Rio Tinto Limited		675,083,823	4,125,057
To increase the limit of director's fees and amend conversion rate		676,569,250	1,217,997
To elect directors:	Mr Guy Elliott	676,477,084	2,300,478
	Mr Paul Skinner	677,023,619	1,901,884
To re-elect directors:	Mr Leigh Clifford	676,621,696	2,310,087
	Mr Richard Giordano	638,938,962	10,808,793
	Mr Oscar Groeneveld	677,180,415	1,729,774
	Mr John Morschel	668,283,644	10,342,609
To re-appoint the auditors of Rio Tinto plc		670,731,495	8,313,304
To approve the remuneration policy		628,985,854	8,334,658
To receive the Company's financial statements and the reports of the directors and auditors for the year ended 31 December 2001		672,884,157	3,528,459

Cont.../

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

The following special resolution was passed at the Rio Tinto plc meeting and at the Rio Tinto Limited meeting. The result of the poll at the Rio Tinto plc meeting was as follows:

	For	Against
Adoption of new Articles of Association of Rio Tinto plc and amendments to Constitution of Rio Tinto Limited	532,791,700	597,032

The following resolution was passed at the Rio Tinto Limited meeting.

	For	Against
Awards to Directors under Executive Incentive and Share Savings Plans	139,522,032	5,363,758

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

............News release...

RIO TINTO

Release time Immediate   Date 23 April 2002

PR249q

Rio Tinto Quarterly Production Report
For the Quarter Ending 31 March 2002

- Iron ore production in the first quarter of 2002 was 9% higher than the same period in 2001. Hamersley set a new first quarter production record reflecting the strong demand for fines product. Due to softer demand in some markets, shipments from Hamersley were 14% below the first quarter record set last year. Shipments from the Robe River joint venture were 14% higher.
- Australian and Indonesian coal production was 17% higher than the first quarter of 2001 due to a full quarter contribution from the acquisitions in the first quarter of 2001 and increased production from Coal and Allied's Hunter Valley operations. US Coal production was marginally down on the first quarter of 2001.
- Mined copper production was 16% below the first quarter of last year reflecting the November 2001 decision to reduce production at Escondida and the June 2001 closure of the North Concentrator at Kennecott. Production at Grasberg was adversely affected by lower grades.
- Mined gold production was 23% below the first quarter of last year and 17% below the last quarter mainly due to lower head grades at Grasberg.
- Aluminium production was broadly in line with previous quarters. Alumina production was 25% higher than this first quarter of 2001 due primarily to the acquisitions of additional equity in Queensland Alumina in September 2001.
- Diamond production was 21% above the first quarter of 2001 but 22% below the last quarter of 2001, reflecting the variation in grades at Argyle.
- Titanium feedstock production was 8% down compared with the equivalent quarter of 2001; borates production was 12% down due principally to inventory management and the timing of maintenance.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 7711 596570
Richard Brimelow
+44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			FULL YEAR	% CHANGE	
Principal Commodities		2001 Q1	2001 Q4	2002 [illegible]	2001	Q1 02 vs Q4 01	Q1 02 vs Q1 01
Alumina	('000 t)	394	519	[illegible]	1,761	-5%	25%
Aluminium	('000 t)	188.0	196.3	[illegible]	765.6	-3%	2%
Borates	('000 t)	148	134	[illegible]	564	-3%	-12%
Coal - Australian and Indonesian	('000 t)	9,441	10,311	[illegible]	42,269	7%	17%
Coal - US	('000 t)	26,407	28,337	[illegible]	106,661	-9%	-2%
Copper - mined	('000 t)	238.1	205.8	[illegible]	904.1	-2%	-16%
Copper - refined	('000 t)	100.5	100.4	[illegible]	361.2	4%	4%
Diamonds	('000 cts)	5,086	7,950	[illegible]	26,100	-22%	21%
Gold - mined	('000 ozs)	895	830	[illegible]	3,577	-17%	-23%
Gold - refined	('000 ozs)	102	112	[illegible]	389	13%	24%
Iron ore	('000 t)	20,674	23,462	[illegible]	90,566	-4%	9%
Titanium dioxide feedstock	('000 t)	356	341	[illegible]	1,427	-4%	-8%
Other Metals & Minerals							
Bauxite	('000 t)	3,032	2,968	[illegible]	11,795	-3%	-5%
Lead - mined	('000 t)	9.3	9.8	[illegible]	36.8	-14%	-10%
Molybdenum	('000 t)	2.8	1.6	[illegible]	8.1	5%	-42%
Nickel in matte	(tonnes)	2,710	1,984	[illegible]	10,170	4%	-24%
Nickel - refined	(tonnes)	910	892	[illegible]	3,719	6%	4%
Salt	('000 t)	899	1,322	[illegible]	4,248	-17%	23%
Silver - mined	('000 ozs)	4,634	4,272	[illegible]	17,703	-2%	-10%
Silver - refined	('000 ozs)	657	765	[illegible]	2,882	3%	20%
Talc	('000 t)	322	315	[illegible]	1,267	2%	0%
Tin	(tonnes)	115	72	[illegible]	588	71%	7%
Uranium	(tonnes)	1,405	1,252	[illegible]	4,705	-7%	-17%
Zinc - mined	('000 t)	25.3	27.1	[illegible]	102.5	-17%	-11%
Zinc - refined	('000 t)	18.2	-	[illegible]	20.4	-	-

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. The figures shown for production are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

RIO TINTO SHARE OF PRODUCTION

	Interest		1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
ALUMINA								
Production ('000 tonnes)								
Eurallumina	56%		137	142	127	151	141	557
Queensland Alumina (a)	39%		257	271	308	368	352	1,204
Rio Tinto total alumina production			394	413	435	519	[illegible]	1,761
ALUMINIUM								
Refined production ('000 tonnes)								
Anglesey	51%		18.0	18.2	17.4	17.5	18.2	71.0
Bell Bay	100%		39.3	39.8	41.3	40.4	40.3	160.8
Boyne Island	54%		66.2	67.3	70.6	73.4	67.0	277.5
Tiwai Point	79%		64.4	64.4	62.4	65.0	65.6	256.2
Rio Tinto total aluminium production			188.0	189.7	191.7	196.3	[illegible]	765.6
BAUXITE								
Production ('000 tonnes)								
Boké	4%		119	120	175	55	122	469
Weipa	100%		2,913	2,820	2,680	2,913	2,759	11,326
Rio Tinto total bauxite production			3,032	2,940	2,855	2,968	2,881	11,795
BORATES								
Borates ('000 tonnes B_2O_3 content)								
Rio Tinto total borate production	100%		148	139	142	134	130	564
COAL		Coal type						
Australian coal operations ('000 tonnes)								
Coal & Allied Industries (b):								
Bengalla (c)	29%	S	269	414	312	423	275	1,418
Hunter Valley Operations	73%	S	1,067	1,031	1,914	1,933	1,419	5,945
	73%	M	888	705	687	633	[illegible]	2,913
Mount Thorley Operations	58%	S	283	341	373	376	352	1,373
	58%	M	226	313	403	313	327	1,255
Moura (c)	40%	S	145	330	208	184	268	867
	40%	M	261	290	282	247	123	1,080
Narama (c)	0%	S	142	280	205	162	185	789
Ravensworth East (c)	0%	S	126	357	281	332	[illegible]	1,096
Warkworth (c)	40%	S	388	635	584	463	[illegible]	2,070
	40%	M	68	76	21	57	[illegible]	221
Pacific Coal:								
Blair Athol Coal	71%	S	2,160	2,057	2,000	1,329	[illegible]	7,546
Kestrel Coal	80%	S	179	250	348	185	[illegible]	962
	80%	M	327	468	572	287	500	1,654
Tarong Coal	100%	S	1,293	1,396	1,253	1,333	[illegible]	5,276
Total Australian coal			7,822	8,942	9,443	8,256	9,883	34,464
Indonesian coal operations ('000 tonnes)								
Kaltim Prima Coal (d)	50%	S	1,619	1,869	2,263	2,055	1,938	7,806
US coal operations ('000 tonnes)								
Kennecott Energy								
Antelope	100%	S	5,426	5,355	5,525	6,038	5,334	22,344
Colowyo (e)	100%	S	1,276	1,334	1,350	1,271	1,177	5,231
Cordero Rojo	100%	S	9,702	9,621	9,676	10,453	9,100	39,452
Decker	50%	S	1,155	975	993	1,133	1,072	4,255
Jacobs Ranch	100%	S	7,003	7,138	5,404	7,067	5,869	26,612
Spring Creek	100%	S	1,845	2,362	2,185	2,375	2,300	8,767
Total US coal			26,407	26,785	25,133	28,337	25,853	106,661
Rio Tinto total coal production			35,848	37,595	36,839	38,648	36,374	148,930

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
Key to coal type: S = Steaming/ thermal coal, M = Metallurgical/ coking coal.
See footnotes on page 6.

RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[redacted]	FULL YEAR 2001
COPPER							
Mine production ('000 tonnes)							
Alumbrera	25%	11.2	12.4	12.0	12.3	[redacted]	47.9
Bingham Canyon	100%	80.0	92.4	73.1	67.2	[redacted]	312.7
Escondida	30%	64.1	55.9	59.2	53.2	[redacted]	232.4
Grasberg - FCX (f)	15%	25.3	24.1	22.9	21.2	[redacted]	93.5
Grasberg - Joint Venture (f)	40%	27.1	25.1	23.0	19.1	[redacted]	94.4
Neves Corvo (g)	49%	11.2	10.6	8.4	10.5	[redacted]	40.6
Northparkes	80%	10.9	10.7	11.4	11.0	[redacted]	44.1
Palabora (h)	49%	8.2	6.4	12.5	11.2	[redacted]	38.4
Rio Tinto total mine production		238.1	237.6	222.7	205.8	[redacted]	904.1
Refined production ('000 tonnes)							
Atlantic Copper (f)	17%	10.1	7.8	10.5	10.7	[redacted]	39.1
Escondida	30%	10.9	11.5	11.4	11.4	[redacted]	45.3
Kennecott Utah Copper	100%	67.0	56.3	43.7	67.3	[redacted]	234.3
Palabora (h)	49%	12.4	9.2	9.9	11.0	[redacted]	42.5
Rio Tinto total refined production		100.5	84.8	75.5	100.4	[redacted]	361.2
At the end of the periods, the Group had provisionally priced sales of copper in concentrates and intermediate product as follows:							
Million lbs of payable copper:							
Alumbrera	25%	20	29	27	24	[redacted]	24
Escondida	30%	126	141	121	110	[redacted]	110
Grasberg (f)	15%	50	54	44	40	[redacted]	40
Kennecott Utah Copper	100%	20	10	0	0	[redacted]	0
Neves Corvo (g)	49%	13	25	12	5	[redacted]	5
Northparkes	80%	13	29	19	19	[redacted]	19
Rio Tinto total		241	289	223	198	[redacted]	198
Priced at US c/lb average		77	72	65	67	[redacted]	67
DIAMONDS							
Production ('000 carats)							
Argyle	99.8%	5,072	5,012	8,032	7,929	[redacted]	26,045
Merlin	100%	15	7	13	20	[redacted]	55
Rio Tinto total diamond production		5,086	5,019	8,045	7,950	[redacted]	26,100
GOLD							
Mine production ('000 ounces)							
Alumbrera	25%	34	44	44	47	[redacted]	168
Barneys Canyon	100%	37	30	32	41	[redacted]	140
Bingham Canyon	100%	151	179	142	120	[redacted]	592
Cortez/Pipeline	40%	118	122	118	118	[redacted]	475
Escondida	30%	7	7	7	8	[redacted]	30
Grasberg - FCX (f)	15%	108	111	99	70	[redacted]	388
Grasberg - Joint Venture (f)	40%	222	238	220	199	[redacted]	880
Greens Creek	70%	16	15	15	15	[redacted]	62
Kelian	90%	94	87	117	110	[redacted]	408
Lihir	16%	30	26	29	20	[redacted]	105
Morro do Ouro	51%	24	23	23	24	[redacted]	95
Northparkes	80%	7	10	7	9	[redacted]	33
Peak	100%	20	29	28	25	[redacted]	101
Rawhide	51%	13	14	13	12	[redacted]	52
Rio Tinto Zimbabwe	56%	11	10	9	8	[redacted]	38
Others	-	3	2	2	3	[redacted]	10
Rio Tinto total mine production		895	946	906	830	[redacted]	3,577
Refined production ('000 ounces)							
Kennecott Utah Copper	100%	102	87	88	112	[redacted]	389

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.

See footnotes on page 6.

RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
IRON ORE							
Production ('000 tonnes)							
Channar	60%	1,472	1,630	1,622	1,929	[illegible]	6,653
Corumbá	100%	156	116	206	164	[illegible]	642
Hamersley	100%	13,579	14,352	15,748	15,149	[illegible]	58,828
Iron Ore Company of Canada (i)	56%	1,874	2,426	2,028	1,841	[illegible]	8,169
Robe River	53%	3,594	3,694	4,607	4,379	[illegible]	16,274
Rio Tinto total mine production		20,674	22,218	24,212	23,462	[illegible]	90,566
LEAD							
Mine production ('000 tonnes)							
Greens Creek	70%	3.6	3.4	3.7	3.7	[illegible]	14.3
Zinkgruvan	100%	5.7	6.9	5.8	6.1	[illegible]	24.5
Rio Tinto total mine production		9.3	10.3	9.5	9.8	[illegible]	38.8
MOLYBDENUM							
Mine production ('000 tonnes)							
Bingham Canyon	100%	2.8	2.2	1.5	1.6	[illegible]	8.1
NICKEL							
Nickel in matte (tonnes)							
Fortaleza	100%	2,710	2,487	2,989	1,984	2,063	10,170
Toll refined metal production (tonnes)							
Rio Tinto Zimbabwe - Empress	56%	910	925	992	892	943	3,719
SALT							
Production ('000 tonnes)							
Dampier	65%	899	1,020	1,007	1,322	[illegible]	4,248
SILVER							
Mine production ('000 ounces)							
Bingham Canyon	100%	1,029	1,328	1,076	1,042	1,032	4,475
Escondida	30%	255	266	227	212	209	959
Grasberg - FCX (f)	15%	213	183	162	141	151	700
Grasberg - Joint Venture (f)	40%	76	193	178	193	[illegible]	641
Greens Creek	70%	2,285	1,795	1,814	1,809	[illegible]	7,703
Zinkgruvan	100%	347	396	326	427	324	1,496
Others	-	429	456	396	447	[illegible]	1,729
Rio Tinto total mine production		4,634	4,618	4,180	4,272	4,192	17,703
Refined production ('000 ounces)							
Kennecott Utah Copper	100%	657	834	626	765	790	2,882
TALC							
Production ('000 tonnes)							
Luzenac Group	99.9%	322	318	311	315	322	1,267
TIN							
Mine production (tonnes)							
Neves Corvo (g)	49%	115	210	192	72	123	588
TITANIUM DIOXIDE FEEDSTOCK							
Production ('000 tonnes)							
Rio Tinto Iron & Titanium	100%	356	371	359	341	328	1,427

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets. The nickel in matte production reflects the contained tonnage of nickel.

See footnotes on page 6.

RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible] 2002	FULL YEAR 2001
URANIUM							
Production (tonnes U_3O_8)							
Energy Resources of Australia	68%	903	648	540	790	[illegible]	2,880
Palabora (h)	49%	6	5	4	-	[illegible]	15
Rössing	69%	497	308	544	462	[illegible]	1,811
Rio Tinto total uranium production		1,405	960	1,087	1,252	[illegible]	4,705
ZINC							
Mine production ('000 tonnes)							
Greens Creek	70%	10.0	9.7	10.6	10.5	[illegible]	40.7
Zinkgruvan	100%	15.3	14.8	15.1	16.6	[illegible]	61.8
Rio Tinto total mine production		25.3	24.5	25.7	27.1	[illegible]	102.6
Refined production ('000 tonnes)							
Norzink (j)	0%	18.2	2.3	-	-	[illegible]	20.4

(a) Comalco increased its holding in Queensland Alumina Limited from 30.3% to 38.6%, with effect from September 2001.

(b) During March 2001, Rio Tinto increased its stake in Coal & Allied from 70.9% to 72.7%.

(c) Production data are shown from 29 January 2001, the effective date of Coal & Allied's acquisition of the Australian coal businesses of the Peabody Group. Effective on the same date, Coal & Allied acquired an additional 11.8% interest in the Warkworth mine.
In February 2002, Coal & Allied conditionally agreed to sell its interest in the Moura coal mine in Queensland. On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth; production data are shown up to the date of sale.

(d) Rio Tinto has a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government is entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share.

(e) Kennecott Energy has a partnership interest in the Colowyo mine, but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

(f) Rio Tinto's initial interests in the Grasberg mine and in the Atlantic Copper smelter were acquired in 1995 by virtue of an acquisition of shares in Freeport-McMoRan Copper & Gold (FCX). As a result of FCX share buy-backs and other shareholding movements, Rio Tinto's interests in FCX and Grasberg have changed and, as of 31 March 2002, Rio Tinto had a 15.1% share in Grasberg and a 16.6% share in Atlantic Copper. Under the Joint Venture agreement with FCX, Rio Tinto is entitled to 40% of additional material mined as a consequence of the expansion of the Grasberg facilities. The additional entitlement is shown separately in the above tables.

(g) In January 2002, Rio Tinto agreed to sell its interest in the Neves Corvo mine subject to certain conditions.

(h) In July 2001, Rio Tinto increased its holding in Palabora from 48.6% to 49.2%.

(i) During the first half of 2001, Rio Tinto acquired 20.3% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.

(j) Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods.

OPERATIONAL DATA

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
ALUMINIUM						
Anglesey Aluminium						
Total production at Anglesey Aluminium (Rio Tinto 51%) in the UK.						
(100% basis)						
Aluminium hot metal production ('000 tonnes)	35.3	35.7	34.0	34.2	[illegible]	139.3
Comalco						
Total production at Comalco operations; Weipa (Rio Tinto 100%) in Australia; Boké (Rio Tinto 4%) in Guinea; Eurallumina (Rio Tinto 56.2%) in Italy; Queensland Alumina (Rio Tinto 38.6% *(a)*) in Australia; Bell Bay (Rio Tinto 100%) in Australia; Boyne Island (Rio Tinto 54.2%) in Australia and Tiwai Point (Rio Tinto 79.4%) in New Zealand.						
(100% basis)						
Weipa mine, Queensland						
Beneficiated bauxite production ('000 tonnes)	2,913	2,820	2,680	2,913	[illegible]	11,326
Metal grade bauxite shipments ('000 tonnes)	2,641	2,658	2,678	2,831	[illegible]	11,008
Calcined bauxite production ('000 tonnes)	33	41	49	23	[illegible]	146
Boké mine						
Bauxite production ('000 tonnes)	3,168	2,983	3,046	2,790	[illegible]	11,987
Eurallumina SpA, Sardinia						
Alumina production ('000 tonnes)	244	254	226	269	[illegible]	993
Queensland Alumina Limited, Queensland						
Alumina production ('000 tonnes)	847	894	930	953	[illegible]	3,624
Bell Bay, Tasmania						
Primary aluminium production ('000 tonnes)	39.3	39.8	41.3	40.4	[illegible]	160.8
Boyne Island, Queensland						
Primary aluminium production ('000 tonnes)	122.5	125.2	129.7	131.5	[illegible]	508.9
Tiwai Point						
Primary aluminium production ('000 tonnes)	81.0	81.4	78.7	81.2	[illegible]	322.3
Sales of aluminium attributable to Comalco ('000 tonnes)	155.1	183.5	185.8	165.4	[illegible]	689.9

(a) Comalco increased its shareholding in Queensland Alumina Limited from 30.3% to 38.6% with effect from September 2001.

Weipa production in the first quarter of 2002 was affected by reduced demand and by equipment restrictions during the wet season.
A power outage at the Boyne Island smelter in January resulted in reduced production in the first quarter of 2002. Production at the Tiwai Point and Bell Bay smelters in the first quarter of 2002 was consistent with production in previous quarters. Tiwai Point remains power constrained.
Improved aluminium sales in the first quarter of 2002, compared with the last quarter of 2001, were primarily due to sales that were deferred from the fourth quarter of 2001.

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
BORATES						
Rio Tinto Borax						
Total production at the Boron mine (Rio Tinto 100%) in California, US and at the Tincalayu, Sijes, Porvenir and Maggie mines (Rio Tinto 100%) in Argentina.						
(100% basis)						
Borates ('000 tonnes) *(a)*	148	139	142	134	130	564

(a) Production is expressed as B_2O_3 content.

OPERATIONAL DATA

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
COAL						
Coal & Allied Industries Limited (a)						

Total production and sales from the Bengalla mine (Rio Tinto 29%); Hunter Valley Operations (Rio Tinto 73%); the Mount Thorley Operations (Rio Tinto 58%); the Narama mine (sold on 14th March 2002); the Ravensworth East mine (sold on 14th March 2002) and the Warkworth mine (Rio Tinto 40%), all in New South Wales, and the Moura mine (Rio Tinto 40%) in Queensland, Australia.

(100% basis)	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Bengalla mine (b)						
Thermal coal production ('000 tonnes)	944	1,423	1,073	1,454	[illegible]	4,894
Hunter Valley Operations						
Thermal coal production ('000 tonnes)	1,500	1,418	2,632	2,659	[illegible]	8,209
Semi-soft coking coal production ('000 tonnes)	1,248	970	945	871	1,055	4,034
Mount Thorley Operations						
Thermal coal production ('000 tonnes)	497	588	643	648	623	2,376
Semi-soft coking coal production ('000 tonnes)	397	540	694	540	[illegible]	2,171
Moura mine (b) (c)						
Thermal coal production ('000 tonnes)	370	825	521	459	[illegible]	2,175
Semi-soft coking coal production ('000 tonnes)	643	722	472	438	[illegible]	2,275
Coking coal production ('000 tonnes)	22	3	234	179	[illegible]	438
Narama mine (b) (c)						
Thermal coal production ('000 tonnes)	399	769	564	445	370	2,177
Ravensworth East mine (b) (c)						
Thermal coal production ('000 tonnes)	177	491	386	457	[illegible]	1,511
Warkworth mine (b)						
Thermal coal production ('000 tonnes)	979	1,571	1,446	1,145	1,502	5,141
Semi-soft coking coal production ('000 tonnes)	172	187	51	140	[illegible]	550
Total Coal & Allied						
Total coal production ('000 tonnes)	7,348	9,507	9,661	9,435	[illegible]	35,951
Total sales ('000 tonnes) (d)	7,694	9,507	9,009	9,503	[illegible]	35,713

(a) During March 2001, Rio Tinto increased its stake in Coal & Allied from 70.88% to 72.71%.
(b) Coal & Allied purchased the Australian coal businesses (see note (c)) of the Peabody Group effective 29 January 2001. Effective on the same date Coal & Allied acquired an additional 11.8% interest in the Warkworth mine.
(c) The sale of Coal & Allied's share of Narama and Ravensworth was completed on 14 March 2002. In February 2002, Coal & Allied conditionally agreed to sell its interest in the Moura coal mine.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Coal production for the first quarter of 2002 was down from the previous quarter due to a deferral of sales until the second quarter of 2002. This decrease occurred primarily at Hunter Valley Operations and Bengalla where mining equipment was focused on overburden removal to sustain coal production capacity for the remainder of the year. Coal production at Moura increased in the first quarter of 2002, compared with the last quarter of 2001, due to improved ground conditions for the dragline. Ravensworth and Narama production data reflect the 14 March sale date. Coal production at the Warkworth mine increased in the first quarter of 2002, compared with the fourth quarter of 2001 when dragline and preparation plant maintenance affected output.
First quarter 2001 figures for Moura, Warkworth, Ravensworth East, Narama and Bengalla are taken from the date of acquisition and reflect two months of ownership.

Kaltim Prima Coal

Total production and shipments from Kaltim Prima Coal (Rio Tinto 50%) in Indonesia, including the share of production attributed to the Indonesian Government (see footnote (d) on page 6).

(100% basis)	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Thermal coal:						
Production ('000 tonnes)	3,238	3,737	4,526	4,110	3,877	15,611
Shipments ('000 tonnes)	3,309	3,622	4,205	4,505	3,859	15,641

Production in the first quarter of 2002 was affected by increased haul distances.

OPERATIONAL DATA

COAL (continued)	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001

Kennecott Energy and Coal Company

Total production from the mines operated by Kennecott Energy and Coal Company in the US: Antelope (Rio Tinto 100%) in Wyoming; Cordero Rojo (Rio Tinto 100%) in Wyoming; Jacobs Ranch (Rio Tinto 100%) in Wyoming; Spring Creek (Rio Tinto 100%) in Montana; Decker (Rio Tinto 50%) in Montana and Colowyo in Colorado, where Kennecott Energy has a partnership interest and full management responsibility - (see footnote (e) on page 6).

(100% basis)

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Antelope mine						
Thermal coal production ('000 tonnes)	5,426	5,355	5,525	6,038	[illegible]	22,344
Colowyo mine						
Thermal coal production ('000 tonnes)	1,276	1,334	1,350	1,271	[illegible]	5,231
Cordero Rojo mine						
Thermal coal production ('000 tonnes)	9,702	9,621	9,676	10,453	[illegible]	39,452
Decker mine						
Thermal coal production ('000 tonnes)	2,310	1,949	1,985	2,266	[illegible]	8,510
Jacobs Ranch mine						
Thermal coal production ('000 tonnes)	7,003	7,138	5,404	7,067	[illegible]	26,612
Spring Creek mine						
Thermal coal production ('000 tonnes)	1,845	2,362	2,185	2,375	[illegible]	8,767
Total Kennecott Energy						
Total coal production ('000 tonnes)	27,562	27,759	26,125	29,470	[illegible]	110,916

Production for the first quarter of 2002, which was 2% lower than for the same period of 2001, was in line with demand. Prices for coal remained soft due to the effect on demand of an unusually mild winter, coupled with the current economic slowdown. Utility coal stockpile volumes remained high and some of the anticipated 2002 winter sales did not materialise.

Pacific Coal

Total production and sales from the Blair Athol Coal mine (Rio Tinto 71.2%), the Kestrel Coal mine (Rio Tinto 80%) and the Tarong Coal mine (Rio Tinto 100%) all in Queensland, Australia.

(100% basis)

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Blair Athol Coal mine						
Thermal coal:						
Production ('000 tonnes)	3,032	2,887	2,808	1,865	2,990	10,592
Sales ('000 tonnes)	2,926	3,151	2,419	1,814	[illegible]	10,310
Kestrel Coal mine						
Thermal coal:						
Production ('000 tonnes)	224	312	435	231	[illegible]	1,202
Sales ('000 tonnes)	212	105	104	225	[illegible]	645
Coking coal:						
Production ('000 tonnes)	409	585	715	359	[illegible]	2,068
Sales ('000 tonnes)	314	535	483	312	[illegible]	1,644
Semi-hard coking coal:(a)						
Sales ('000 tonnes)	162	238	378	457	[illegible]	1,235
Tarong Coal mine						
Thermal coal:						
Production ('000 tonnes)	1,293	1,396	1,253	1,333	[illegible]	5,276
Sales ('000 tonnes)	1,310	1,300	1,236	1,474	[illegible]	5,321
Total Pacific Coal						
Total coal production ('000 tonnes)	4,958	5,181	5,211	3,788	5,258	19,138

(a) Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

Production at Blair Athol in the first quarter of 2002 was in line with expectations. Sales were higher due to shipments carried over from the last quarter of 2001.
Despite improved production, a rebuilding of stocks from very low levels resulted in lower sales at Kestrel in the first quarter of 2002, compared with the fourth quarter of 2001.
Tarong sales were lower in the first quarter of 2002, compared with the fourth quarter 2001, due to a unit shutdown at Tarong power station.

OPERATIONAL DATA

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
COPPER & GOLD						
Alumbrera						
Total production and sales at the Bajo de la Alumbrera mine (Rio Tinto 25%) in Argentina.						
(100% basis)						
Ore treated ('000 tonnes)	7,041	7,463	7,515	7,142	[illegible]	29,181
Average ore grades:						
Copper (%)	0.71	0.74	0.71	0.74	[illegible]	0.72
Gold (g/t)	0.8	1.0	1.0	1.1	[illegible]	1.0
Concentrates produced ('000 tonnes)	160.4	177.3	174.5	178.3	[illegible]	690.5
Copper in concentrates:						
Production ('000 tonnes)	44.7	49.6	48.1	49.2	[illegible]	191.6
Sales ('000 tonnes)	37.9	57.0	39.3	53.6	[illegible]	187.8
Production of gold in concentrates ('000 ounces)	127	166	166	178	[illegible]	637
Production of gold in doré ('000 ounces)	7	9	9	10	[illegible]	36
Total gold sales ('000 ounces)	118	193	146	200	202	657
Escondida						
Total production at the Escondida mine (Rio Tinto 30%) in Chile.						
(100% basis)						
Sulphide ore treated ('000 tonnes)	11,128	10,650	11,204	10,060	10,452	43,042
Average copper grade (%)	1.95	1.82	1.75	1.72	[illegible]	1.81
Mill production (metals in concentrates):						
Contained copper ('000 tonnes)	177.1	160.6	161.0	144.4	[illegible]	643.1
Contained gold ('000 ounces)	24	24	25	28	[illegible]	101
Contained silver ('000 ounces)	849	887	757	705	[illegible]	3,198
Oxide ore treated ('000 tonnes)	3,360	2,494	3,162	3,225	3,054	12,241
Average copper grade (%)	1.09	1.03	1.15	1.01	[illegible]	1.07
Contained copper in leachate/mined material ('000 tonnes)	37	26	36	33	[illegible]	132
Refined production:						
Oxide plant production ('000 tonnes)	36.5	38.3	38.1	38.1	[illegible]	151.0

Contained metal production in the first quarter of 2002 was adversely affected by Escondida's announcement, on 8 November 2001, of reduced production due to market conditions.

OPERATIONAL DATA

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible] 2002	FULL YEAR 2001

COPPER & GOLD (continued)

Freeport-McMoRan Copper & Gold

Total production and sales at the Grasberg mine (Rio Tinto 15.1% *(a)*) in Papua, Indonesia, and the Atlantic Copper smelter (Rio Tinto 16.6%) in Spain.

(100% basis)

Grasberg mine	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Ore treated ('000 tonnes)	20,665	21,842	22,500	21,780	[illegible]	86,787
Average mill head grades:						
Copper (%)	1.13	1.04	0.96	0.89	[illegible]	1.00
Gold (g/t)	1.68	1.57	1.36	1.03	[illegible]	1.41
Silver (g/t)	3.45	3.33	3.03	2.99	[illegible]	3.20
Production of metals in concentrates:						
Copper in concentrates ('000 tonnes)	204.4	193.9	183.3	167.8	[illegible]	749.4
Gold in concentrates ('000 ounces)	975	1,013	915	693	[illegible]	3,596
Silver in concentrates ('000 ounces)	1,570	1,478	1,313	1,184	[illegible]	5,545
Sales of payable metals in concentrates: *(b)*						
Copper in concentrates ('000 tonnes)	174.6	203.1	181.8	166.6	[illegible]	726.1
Gold in concentrates ('000 ounces)	833	1,062	904	700	[illegible]	3,499
Silver in concentrates ('000 ounces)	1,078	1,238	1,030	934	[illegible]	4,280

(a) See note (f) on page 6 for details of Rio Tinto's 15.1% interest in Grasberg and 40% interest in the expansion.
(b) Net of smelter deductions.

In the first quarter of 2002, average mill head grades for gold declined compared with the fourth quarter of 2001, resulting in lower gold production and sales. Production and sales of copper and gold in the first quarter of 2002 decreased significantly, compared with the corresponding period of 2001, because of lower ore grades.

Atlantic Copper smelter	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Concentrate smelted ('000 tonnes)	205.5	195.3	240.1	250.2	[illegible]	891.1
Copper anodes produced ('000 tonnes) *(c)*	65.3	60.9	77.0	76.8	[illegible]	280.0
Copper cathodes produced ('000 tonnes)	60.8	47.2	63.0	64.3	[illegible]	235.3
Copper cathode sales ('000 tonnes) *(d)*	61.5	58.6	62.6	66.7	[illegible]	249.4

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining

Total production and sales from the Kelian gold mine (Rio Tinto 90%) in East Kalimantan, Indonesia.

(100% basis)

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Ore treated ('000 tonnes)	1,710	1,610	1,789	1,893	[illegible]	7,002
Average ore grades:						
Gold (g/t)	2.60	2.49	2.05	2.71	[illegible]	2.60
Silver (g/t)	5.93	6.03	5.80	5.42	[illegible]	5.76
Production:						
Gold ('000 ounces)	105	96	130	123	[illegible]	453
Silver ('000 ounces)	86	80	87	85	[illegible]	338
Sales:						
Gold ('000 ounces)	112	99	121	134	[illegible]	466
Silver ('000 ounces)	122	68	-	-	[illegible]	190

Mill throughput in the first quarter of 2002 was lower than in the previous quarter as a crack in the ball mill shell required a seven day maintenance shutdown. Silver sales will recommence in the second quarter of 2002 following resolution of a tax issue.

OPERATIONAL DATA

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible]	FULL YEAR 2001
COPPER & GOLD (continued)						
Kennecott Minerals Company						

Total production at the mines of Kennecott Minerals Company in the US; Cortez/Pipeline (Rio Tinto 40%) in Nevada; Greens Creek (Rio Tinto 70%) in Alaska and Rawhide (Rio Tinto 51%) in Nevada.

(100% basis)

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible]	FULL YEAR 2001
Cortez/Pipeline mine						
Ore treated						
Milled ('000 tonnes)	744	842	784	829	[illegible]	3,199
Leached ('000 tonnes)	2,186	4,896	4,675	3,797	[illegible]	15,554
Sold for roasting ('000 tonnes)	77	99	113	101	[illegible]	390
Average ore grade: gold						
Milled (g/t)	9.43	8.21	8.41	9.23	[illegible]	8.81
Leached (g/t)	1.23	1.20	1.01	1.00	[illegible]	1.10
Sold for roasting (g/t)	16.42	12.15	6.84	7.84	[illegible]	10.34
Gold produced ('000 ounces)	295	304	294	295	[illegible]	1,188

Ore treatment rates and grades varied according to areas being mined and ore type. Heap leach pad area and solution treatment capacity have been expanded to increase gold production from leaching.

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible]	FULL YEAR 2001
Greens Creek mine						
Ore treated ('000 tonnes)	147	139	154	157	[illegible]	597
Average ore grades:						
Gold (g/t)	7.23	6.74	6.31	6.36	[illegible]	6.65
Silver (g/t)	899	735	684	673	[illegible]	746
Zinc (%)	12.4	12.4	12.0	11.7	[illegible]	12.1
Lead (%)	5.1	4.7	4.7	4.6	[illegible]	4.8
Metals produced in concentrates:						
Gold ('000 ounces)	23	21	22	22	[illegible]	88
Silver ('000 ounces)	3,252	2,556	2,582	2,575	[illegible]	10,964
Zinc ('000 tonnes)	14.2	13.8	15.1	14.9	[illegible]	58.0
Lead ('000 tonnes)	5.1	4.8	5.2	5.2	[illegible]	20.3

Mill throughput continued to increase through optimization efforts. Metal grades varied with the mining sequence and ore zone sourcing. Longhole stoping was initiated, allowing increased stope productivity at reduced production costs.

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible]	FULL YEAR 2001
Rawhide mine						
Ore treated ('000 tonnes)	1,362	1,510	1,418	1,433	[illegible]	5,723
Average ore grades:						
Gold (g/t)	0.99	0.99	0.99	0.86	[illegible]	0.96
Silver (g/t)	15.9	14.8	19.0	15.9	[illegible]	16.4
Metals produced in doré:						
Gold ('000 ounces)	25	27	25	24	[illegible]	101
Silver ('000 ounces)	177	201	177	175	[illegible]	730

Mill throughput rates varied due to changing ore hardness, maintenance requirements and haulage distance as ore mining proceeded within the lower benches of the mine. Silver grade fluctuated as a result of mining sequence. Gold and silver production reflected delays in recovery from the leach pads due to higher stacking.

OPERATIONAL DATA

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
COPPER & GOLD (continued)						

Kennecott Utah Copper

Total production at Kennecott's Barneys Canyon mine (Rio Tinto 100%) and Bingham Canyon mine, smelter and refinery (Rio Tinto 100%) both in Utah, US.

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Barneys Canyon mine						
Ore treated ('000 tonnes)	380	549	639	432	[illegible]	2,000
Average ore grade: gold (g/t)	2.64	3.52	3.71	3.15	[illegible]	3.33
Gold produced in doré and concentrates ('000 ounces)	37	30	32	41	[illegible]	140

Gold production in the first quarter of 2002 was lower than in the first quarter of 2001 and the fourth quarter of 2001 principally due to timing of flows from the heap leach pads. Mining operations ceased in December 2001. Crushing operations will wind-down as inventory is exhausted.

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Bingham Canyon mine						
Ore treated ('000 tonnes)	14,408	12,792	11,163	10,203	[illegible]	48,566
Average ore grade:						
Copper (%)	0.83	0.82	0.74	0.73	[illegible]	0.73
Gold (g/t)	0.46	0.61	0.58	0.55	[illegible]	0.54
Silver (g/t)	2.91	4.07	3.91	3.99	[illegible]	3.67
Molybdenum (%)	0.049	0.048	0.037	0.035	0.039	0.042
Copper concentrates produced ('000 tonnes)	296	312	261	239	[illegible]	1,108
Average concentrate grade (% Cu)	26.9	29.6	28.0	28.0	[illegible]	28.1
Production of metals in copper concentrates:						
Copper ('000 tonnes) *(a)*	80.0	92.4	73.1	67.2	[illegible]	312.7
Gold ('000 ounces)	151	179	142	120	[illegible]	592
Silver ('000 ounces)	1,029	1,328	1,076	1,042	[illegible]	4,475
Molybdenum concentrates produced ('000 tonnes):	5.1	3.8	2.8	2.8	[illegible]	14.5
Molybdenum in concentrates ('000 tonnes)	2.8	2.2	1.5	1.6	[illegible]	8.1
Kennecott smelter & refinery						
Copper concentrates smelted ('000 tonnes)	212	236	256	271	[illegible]	975
Copper anodes produced ('000 tonnes) *(b)*	61.0	65.1	42.1	76.0	[illegible]	244.2
Production of refined metal:						
Copper ('000 tonnes)	67.0	56.3	43.7	67.3	[illegible]	234.3
Gold ('000 ounces) *(c)*	102	87	88	112	127	389
Silver ('000 ounces) *(c)*	657	834	626	765	790	2,882

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) Includes gold and silver in intermediate products.

First quarter 2002 mine production of copper and gold was lower than in the comparable quarter of 2001, mainly due to the June 2001 closure of the North Concentrator; this produced approximately 60,000 tonnes per annum of copper in concentrate. Molybdenum output was lower than in the comparable quarter of 2001 because of lower ore grade, recovery and throughput. Mine production was further affected in the first quarter of 2002 by the processing of hard ore through the Copperton Concentrator.

Smelter and refinery performance improved in the first quarter of 2002 largely due to higher plant availability.

Lihir Gold

Total production at the Lihir gold mine (Rio Tinto 16.3%) in Papua New Guinea.

(100% basis)	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Ore treated ('000 tonnes)	962	864	966	827	905	3,619
Average ore grade: gold (g/t)	6.64	6.59	6.00	5.43	5.50	6.18
Gold produced ('000 ounces) *(a)*	187	160	178	123	[illegible]	648

(a) Gold production represents quantity of gold poured.

Production for the first quarter of 2002, compared with the comparable quarter of 2001, was affected by the lower head grade and lower than anticipated process plant availability, following problems experienced with the oxygen plant.

OPERATIONAL DATA

COPPER & GOLD (continued)

Northparkes Joint Venture

Total production and sales at the Northparkes mine (Rio Tinto 80%) in New South Wales, Australia.

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible]	FULL YEAR 2001
(100% basis)						
Sulphide ore treated ('000 tonnes)	1,315	1,295	1,371	1,444	[illegible]	5,425
Average ore grade:						
Copper (%)	1.18	1.17	1.18	1.11	[illegible]	1.16
Gold (g/t)	0.29	0.39	0.28	0.32	[illegible]	0.32
Copper concentrates produced ('000 tonnes)	35.5	35.2	37.3	36.2	[illegible]	144.2
Contained copper in concentrates:						
Saleable production ('000 tonnes)	13.7	13.4	14.3	13.8	[illegible]	55.1
Sales ('000 tonnes) *(a)*	9.3	14.5	10.4	10.5	[illegible]	44.7
Contained gold in concentrates:						
Saleable production ('000 ounces)	9.3	12.7	8.7	10.8	[illegible]	41.5
Sales ('000 ounces) *(a)*	5.4	12.0	6.1	8.2	[illegible]	31.6

(a) Rio Tinto's 80% share of material from the Joint Venture.

Copper grades continued to decline in line with expectations, with a number of underground drawpoints closed during the quarter as their assessed grades fell below economic shut off limits. It is likely that grades will now remain below 1% copper for the remainder of the year. Production from the open pits continued to supplement underground feed, resulting in a marginal improvement in gold grade.

Palabora

Total production at the Palabora mine, smelter and refinery (Rio Tinto 49.2%*(a)*) in South Africa.

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible]	FULL YEAR 2001
(100% basis)						
Palabora mine						
Ore treated ('000 tonnes)	4,167	2,745	4,056	3,555	[illegible]	14,522
Average ore grade: copper (%)	0.60	0.59	0.70	0.72	[illegible]	0.66
Copper concentrates produced ('000 tonnes)	51.9	42.6	72.8	66.3	[illegible]	233.5
Average concentrate grade: copper (%)	32.6	31.0	35.0	34.3	[illegible]	33.6
Copper in concentrates ('000 tonnes)	16.9	13.2	25.5	22.8	[illegible]	78.4
Palabora smelter/refinery						
New concentrate smelted on site ('000 tonnes)	75.5	77.3	86.9	70.7	[illegible]	310.4
New copper anodes produced ('000 tonnes) *(b)*	25.8	19.7	22.9	16.7	[illegible]	85.0
Refined new copper produced ('000 tonnes)	25.6	18.9	20.1	22.2	[illegible]	86.9
By-products:						
Magnetite concentrate ('000 tonnes)	44	43	55	59	[illegible]	201
Uranium oxide (tonnes)	13	10	8	-	[illegible]	31
Baddeleyite (several grades) ('000 tonnes)	1.7	1.3	1.0	-	[illegible]	4.0
Refined nickel sulphate (tonnes)	74	59	38	74	[illegible]	245
Vermiculite plant						
Vermiculite produced ('000 tonnes)	36.1	34.9	47.2	42.1	[illegible]	160.3

(a) Rio Tinto increased its holding in Palabora from 48.6% to 49.2% in July 2001.
(b) Contained copper in anodes; anode production includes a small amount produced from purchased material.

Reduced supply of ore and shut down of the reverberatory furnace had a major influence on copper production in the first quarter of 2002. Ex-pit ore production in the first quarter of 2002 was in line with expectations. Concentrate production was adversely affected by the delayed processing of slag and lack of underground ore. High dolerite content in the ex-pit and underground ores restricted the milling throughput. However, the copper recovery and concentrate grades benefited from the favourable mineralogy. Smelting operations were hampered by the failure of the refractory bricks and a collapse of the reverberatory furnace wall. The failure of ancillary equipment and low availability of converters further constrained anode production during the first half of the quarter. Production improved steadily in the second half of the quarter. Notwithstanding the low anode supply from the smelter, stable operations were sustained in the refinery.

Precious metal and nickel sulphate production were in line with tankhouse utilisation. Vermiculite production was better than in the equivalent quarter of 2001 which was hampered by wet in pit conditions and by low availability of plant and heavy equipment. Uranium and baddeleyite production has ceased following the closure of the heavy minerals plant in August 2001.

OPERATIONAL DATA

COPPER & GOLD (continued)

Peak Gold Mine

Total production and sales from the Peak Gold Mine (Rio Tinto 100%) in New South Wales, Australia.

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible]	FULL YEAR 2001
Ore treated ('000 tonnes)	148	149	144	153	[illegible]	594
Average ore grades:						
Gold (g/t)	4.55	6.60	6.62	5.57	[illegible]	5.88
Silver (g/t)	5.30	4.36	24.63	5.94	[illegible]	9.91
Copper (%)	0.38	0.50	0.38	0.47	[illegible]	0.43
Lead (%)	0.96	0.76	1.01	0.50	[illegible]	0.80
Zinc (%)	1.75	1.18	2.08	0.77	[illegible]	1.44
Bullion produced ('000 ounces)	22	32	41	25	[illegible]	120
Containing:						
Gold ('000 ounces)	19	26	25	23	[illegible]	92
Silver ('000 ounces)	3	6	14	1	[illegible]	24
Gold recovered in concentrates ('000 ounces)	1	3	3	2	[illegible]	9
Total gold production ('000 ounces)	20	29	28	25	[illegible]	101
Bullion sales (fine gold) ('000 ounces)	22	22	25	23	[illegible]	91
Copper in concentrate ('000 tonnes):						
Production	0.2	0.4	0.1	0.2	[illegible]	0.9
Sales	-	-	-	1.1	[illegible]	1.1
Lead/zinc in concentrate ('000 tonnes):						
Production	1.7	1.6	1.1	0.2	[illegible]	4.6
Sales	2.3	1.8	0.6	1.4	[illegible]	6.1

Production of lead/zinc blend concentrate ceased at the end of 2001. Limited copper production is expected beyond the first quarter of 2002 until ore is mined from the Perseverance development in subsequent years. Production from the New Occidental development, with improved gold grades, is expected to ramp up from the end of the second quarter of 2002.

Rio Tinto Brasil Limitada

Total production at the Morro do Ouro gold mine (Rio Tinto 51%) in Minas Gerais, Brazil.

(100% basis)

Morro do Ouro mine	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible]	FULL YEAR 2001
Ore treated ('000 tonnes)	3,938	3,868	4,115	4,567	[illegible]	16,488
Average ore grade: gold (g/t)	0.47	0.47	0.43	0.42	[illegible]	0.45
Refined gold produced ('000 ounces)	48	46	46	47	[illegible]	187

Production increased from 2001 levels due to increased plant availability and improved head grades.

Rio Tinto Zimbabwe

Total production at Rio Tinto Zimbabwe's gold operations (Rio Tinto 56%) in Zimbabwe.

(100% basis)

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible]	FULL YEAR 2001
Cam Dump reprocessing						
Ore treated ('000 tonnes)	238	261	-	-	[illegible]	499
Average ore grade: gold (g/t)	1.29	1.49	-	-	[illegible]	1.39
Total gold produced ('000 ounces)	3	2	-	-	[illegible]	5
Patchway mine *(a)*						
Ore treated ('000 tonnes)	24	24	25	24	[illegible]	98
Average ore grade: gold (g/t)	4.09	4.35	4.88	4.62	[illegible]	4.49
Total gold produced ('000 ounces)	3	3	4	3	[illegible]	12
Renco mine						
Ore treated ('000 tonnes)	64	63	67	69	[illegible]	263
Average ore grade: gold (g/t)	7.45	7.02	6.84	5.95	[illegible]	6.80
Total gold produced ('000 ounces)	14	12	13	11	[illegible]	50
Total Rio Tinto Zimbabwe						
Total gold produced ('000 ounces)	19	17	17	14	[illegible]	67

(a) Includes low grade material.

Production ceased at Cam Dump in June 2001.

OPERATIONAL DATA

COPPER & GOLD (continued)

Somincor

Total production at the Neves Corvo mine (Rio Tinto 49% *(a)*) in Portugal.

(100% basis)

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Neves Corvo mine						
Total ore treated ('000 tonnes) *(b)*	581	551	406	484	[illegible]	2,021
Of which, treated to extract tin ('000 tonnes)	57	59	49	25	[illegible]	190
Average ore grades:						
Copper (%)	4.68	4.61	4.95	5.07	[illegible]	4.81
Tin (%)	1.46	1.65	1.80	1.21	[illegible]	1.58
Copper production:						
Copper concentrates produced ('000 tonnes)	94.5	89.7	72.1	88.1	[illegible]	344.3
Copper concentrate grade: copper (%)	24.1	24.1	23.9	24.2	[illegible]	24.1
Copper in concentrates produced ('000 tonnes)	22.8	21.6	17.2	21.3	[illegible]	82.9
Tin production:						
Tin concentrates produced ('000 tonnes)	0.4	0.8	0.7	0.2	[illegible]	2.1
Tin concentrate grade: tin (%)	55.7	55.9	58.7	61.0	[illegible]	57.4
Tin in concentrates produced ('000 tonnes)	0.2	0.4	0.4	0.1	[illegible]	1.2

(a) In January 2002, Rio Tinto agreed to sell its interest in the Neves Corvo mine subject to certain conditions.
(b) Total ore treated for both copper and tin production.

DIAMONDS

Argyle Diamonds

Total production from mining operations at Argyle Diamonds (Rio Tinto 99.8%) in Western Australia.

(100% basis)

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Ore processed ('000 tonnes):						
AK1 ore	2,697	2,423	2,669	2,524	[illegible]	10,313
Alluvial ore	1,007	1,204	999	980	[illegible]	4,190
Total ore processed	3,704	3,627	3,668	3,504	[illegible]	14,503
Diamonds recovered ('000 carats):						
AK1	4,918	4,759	7,808	7,739	[illegible]	25,225
Alluvial	164	263	239	206	[illegible]	873
Total recovered	5,082	5,022	8,048	7,945	[illegible]	26,097

In the first quarter of 2001 ore processed by the AK1 and Alluvials plants was in line with previous quarters. Carats recovered from AK1 reflected processing of lower grade ore in accordance with pit development schedules.

Merlin

Rio Tinto share of production from the Merlin mine (Rio Tinto 100% *(a)*) in the Northern Territory, Australia.

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Ore processed ('000 tonnes)	95	61	141	135	[illegible]	431
Diamonds recovered ('000 carats)	15	7	13	20	[illegible]	55

(a) Rio Tinto acquired the Merlin mine when it purchased Ashton Mining in late 2000.

Ore processed reflected the benefits of improved equipment availability and favourable ore type. Carats recovered improved in line with ore processed and higher plant feed grade.

OPERATIONAL DATA

IRON ORE

Hamersley Iron

Total production and shipments are for all the mines operated by Hamersley Iron (Rio Tinto 100%). These mines are Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman (all Rio Tinto 100%) and Channar (Rio Tinto 60%) all in Western Australia.

(100% basis)

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Saleable iron ore produced ('000 tonnes):						
Paraburdoo, Mount Tom Price						
Marandoo, Brockman and Yandicoogina	13,579	14,352	15,748	15,149	[illegible]	58,828
Channar	2,453	2,716	2,704	3,215	[illegible]	11,088
Total production	16,032	17,068	18,452	18,364	[illegible]	69,916
Total shipments ('000 tonnes)	15,312	16,504	16,710	16,831	[illegible]	65,357

A new first quarter production record was set in 2002, exceeding the previous record by 7.2%. The increase in production was required to meet customer preferences for fines product. First quarter 2002 shipments were 14% below the record set last year, due to softer demand for lump reflecting the current stage in the business cycle.

Iron Ore Company of Canada

Total production and shipments from the Carol Lake operations (Rio Tinto 56.1%) in Newfoundland & Labrador and Quebec in Canada.

(100% basis)

Carol Lake operations

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Saleable production:						
Concentrates ('000 tonnes)	638	1,019	630	717	[illegible]	3,004
Pellets ('000 tonnes)	2,702	3,308	2,986	2,564	[illegible]	11,558
Shipments:						
Concentrate ('000 tonnes)	652	1,098	727	938	[illegible]	3,415
Pellets ('000 tonnes)	1,987	2,824	2,207	2,704	[illegible]	9,722

Production was down slightly compared with the first quarter of 2001 due to severe winter weather and availability issues with mining plant and equipment. Continued depressed conditions in the steel industry resulted in low pellet shipments in the first quarter of 2002, but concentrate sales held up due to increased sales to Asia.

Rio Tinto Brasil Limitada

Total production at the Corumbá mine (Rio Tinto 100%) in Corumbá, Mato Grosso do Sul, Brazil.

Corumbá mine

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Total iron ore production ('000 tonnes) *(a)*	156	116	206	164	[illegible]	642

(a) Production includes by-product fines.

The continuing Argentinian crisis resulted in decreased sales to a major customer.

Robe River Iron Associates

Total production and shipments from the Pannawonica and West Angelas mines (Rio Tinto 53%) in Western Australia.

(100% basis)

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002	FULL YEAR 2001
Pannawonica mine						
Saleable production ('000 tonnes)	6,781	6,970	8,692	8,263	[illegible]	30,706
Shipments ('000 tonnes)	7,308	7,136	9,087	7,582	[illegible]	31,113
West Angelas mine						
Saleable production ('000 tonnes)	-	-	-	-	[illegible]	-

Production from Pannawonica in the first quarter of 2002 was similar to the previous quarter and 21% more than in the corresponding quarter of 2001, due largely to a very dry wet season compared with the same period last year.
Shipments from Pannawonica in the first quarter of 2002 increased by 13% compared with the previous quarter, due to the deferral of a number of shipments to January, and 17% compared with the corresponding quarter of 2001.
First quarter production at West Angelas is a by-product of plant commissioning. Operational production is scheduled to begin in the second quarter of 2002. There have been no shipments to date.

OPERATIONAL DATA

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible]	FULL YEAR 2001
NICKEL						
Rio Tinto Brasil Limitada						
Total nickel in matte production at the Fortaleza mine (Rio Tinto 100%) in Brazil.						
Fortaleza mine						
Production (tonnes)	2,710	2,487	2,989	1,984	[illegible]	10,170
Production in the first quarter of 2002 was below the 2001 average due to lower grade ores being processed.						
Rio Tinto Zimbabwe						
Toll refined metal production at the Empress Nickel refinery (Rio Tinto 56%) in Zimbabwe.						
(100% basis)						
Empress Nickel refinery						
Production (tonnes)	1,623	1,651	1,770	1,591	[illegible]	6,635
SALT						
Dampier Salt						
Total production of salt from Dampier, Lake MacLeod and Port Hedland (a) (Rio Tinto 64.9%) in Western Australia.						
(100% basis)						
Salt production ('000 tonnes)	1,385	1,571	1,550	2,035	[illegible]	6,541
(a) Production data from the newly acquired Port Hedland operation (Dampier Salt 100%) are included with effect from 17 August 2001.						
TALC						
The Luzenac Group						
Total talc production from Luzenac Group operations in Australia (Rio Tinto 100%), Europe (Rio Tinto 99.9%), and North America (Rio Tinto 100%).						
(100% basis)						
Talc production ('000 tonnes)	323	319	312	316	[illegible]	1,268
TITANIUM DIOXIDE FEEDSTOCK						
Rio Tinto Iron and Titanium						
Rio Tinto share of titanium dioxide feedstock production in Canada and South Africa.						
(Rio Tinto share)						
Titanium dioxide feedstock production ('000 tonnes)	356	371	359	341	[illegible]	1,427

OPERATIONAL DATA

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	[illegible] 2002	FULL YEAR 2001
URANIUM						
Energy Resources of Australia Ltd						
Total production at the Ranger mine (Rio Tinto 68.4%) in the Northern Territory, Australia.						
(100% basis)						
Ranger mine						
Production (tonnes U_3O_8)	1,320	947	789	1,155	[illegible]	4,211
Rössing Uranium Ltd						
Total uranium production at the Rössing Uranium mine (Rio Tinto 68.58%) in Namibia.						
(100% basis)						
Production (tonnes U_3O_8)	724	449	793	674	[illegible]	2,640
ZINC						
Norzink AS						
Total refined zinc production at the Norzink smelter (Rio Tinto 0% (a)) in Norway.						
(100% basis)						
Production ('000 tonnes)	36	5	-	-	[illegible]	41
(a) Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.						
Zinkgruvan Mining AB						
Total production at the Zinkgruvan mine (Rio Tinto 100%) in Sweden.						
Ore treated ('000 tonnes)	201	203	195	208	[illegible]	807
Average ore grades:						
Zinc (%)	8.2	8.0	8.5	8.7	[illegible]	8.4
Lead (%)	3.3	3.9	3.5	3.7	[illegible]	3.6
Silver (g/t)	75	87	83	91	[illegible]	84
Production of zinc concentrate ('000 tonnes)	28.0	26.6	27.8	30.2	[illegible]	112.6
Production of lead concentrate ('000 tonnes)	7.9	9.6	8.6	8.9	[illegible]	35.0
Production of metal in concentrates:						
Zinc ('000 tonnes)	15.3	14.8	15.1	16.6	[illegible]	61.8
Lead ('000 tonnes)	5.7	6.9	5.8	6.1	[illegible]	24.5
Silver ('000 ounces)	347	396	326	427	[illegible]	1,496

Lower metal grades adversely affected production during the first quarter of 2002.

EXPLORATION

Expenditure

Total pre-tax exploration expenditure charged to the profit and loss account for the quarter ending 31 March 2002 was US$24 million compared with US$22 million in the comparable quarter of 200.

Ongoing Programmes

Country	Commodity	Programme Summary
Argentina	Borates	Drilling recommenced on Tincalayu near-mine borate targets.
Mozambique	Titanium dioxide feedstock	Drilling in the Gaza and Inhambane provinces has identified substantial high-grade heavy mineral deposits. Initial data suggests resources in excess of 70 million tonnes of ilmenite. Delineation drilling is now under way.
Turkey	Gold	Exploration drilling at the Cöpler porphyry prospect has identified a significant gold resource.
Peru	Copper	Exploration drilling at the Marcona project, close to the coast, has obtained intercepts of high-grade copper oxide and sulphide mineralisation.
USA	Copper	Drilling at the Resolution deep porphyry copper project in Arizona continued to obtain long intercepts of high-grade mineralisation. Exploration will continue in the second quarter with three drill rigs.
Botswana	Diamonds	Airborne geophysical surveying commenced over diamond tenements in the south of Botswana.
Canada	Diamonds	Exploration recommenced at the Anuri diamond project in the Nunavut region.
India	Diamonds	Exploration recommenced in Andhra Pradesh.
Guinea	Iron Ore	Drilling continued at the Simandou lump haematite prospect.
Australia	Nickel	Airborne geophysical surveying was completed at the Giles nickel project in central Australia.

INDEX TO OPERATIONAL DATA

..........News release...

RIO TINTO

Release time Immediate Date 24 April 2002

PR250g

Commercial-scale HIsmelt plant to be built in Western Australia

Rio Tinto has announced that it will build an expanded A$400 million (US$208 million) HIsmelt plant at Kwinana in Western Australia. The HIsmelt process is a revolutionary new direct iron-smelting technology, developed largely by Rio Tinto in Australia.

HIsmelt has the potential to:

- Substantially increase demand for Australia's reserves of iron ore by consuming the unsaleable higher phosphorous fines found in vast quantities in the Pilbara. This will significantly enhance the competitiveness and value of the Australian iron ore industry.
- Encourage a cleaner steel industry as it does not require coke ovens and sinter plants and produces less greenhouse gas per tonne of hot metal. It will provide cost effective steel making options for developing countries and replacement for ageing plants in developed countries.
- Meet the demand for new sources of iron metallics as feedstock for the rapidly growing electric arc furnace industry, particularly in the higher growth Asian region.

Chief Executive, Rio Tinto Iron Ore, Chris Renwick, said, "Rio Tinto's decision to build a commercial plant at Kwinana represents the culmination of an intensive A$600 million Australian research and development program, conducted over twenty years. It is a significant step in the development of new-generation technology for the world steelmaking industry.

Mr Renwick acknowledged support for the expansion project from both the Federal and Western Australian Governments. This comprises A$50 million in initial support funding through the Federal Government's Strategic Investment Coordination process and the State's assistance in securing the land required for the new plant. Further stages of Federal funding up to a total of A$125 million are dependent on the success of commercialisation of the process and a doubling of plant size.

There is also potential for further economically viable development such as the construction of a steel plant at Kwinana. This could bring the total investment in the new HIsmelt project to A$1.2 billion (US$625 million).

"The new HIsmelt plant will produce high quality iron at a lower cost and with a superior environmental performance to any other iron-making process. It will also allow Rio Tinto to use lower grade and lower value iron ore fines, such as the higher phosphorous ores prevalent in the Pilbara.

Cont../

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

"This development will strategically position Rio Tinto to benefit from the global trend to electric arc furnace steel production, and the growing replacement needs of traditional blast furnace steel makers," Mr Renwick said.

The HIsmelt expansion project will operate as a joint venture between Rio Tinto (60% through its subsidiary, HImet Corporation), US steelmaker Nucor Corporation (25%), Mitsubishi Corporation (10%) and Chinese steelmaker Shougang Corporation (5%).

The joint venture will construct the A$400 million plant at HIsmelt's existing Kwinana site, with an annual capacity of up to 800,000 tonnes of high quality pig iron (96% iron content). This location offers excellent port, rail and site infrastructure, and local skills for the construction and operation of the plant.

Construction is scheduled to begin in the fourth quarter of 2002, subject to environmental and other statutory approvals. The plant is expected be commissioned in late 2004 and reach full production in the first half of 2006.

It will employ around 320 people at the peak of its two-year construction phase, and will create up to 65 full time jobs when in operation.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401
Richard Brimelow
+ 44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

..........News release...

10

RIO TINTO

Release time Immediate Date 25 April 2002

PR251g

Bond Issue launched

Rio Tinto today launched a Euro €750 million 5-year bond issue in the Euro market. This represents Rio Tinto's first transaction in euros, the proceeds of which have been swapped into US$ and will be used to refinance short-term commercial paper borrowings.

The transaction was arranged jointly by ABN AMRO, Barclays Capital and Morgan Stanley.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401
Richard Brimelow
+ 44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

11

..........News release...

RIO TINTO

Release time Immediate Date 16 May 2002

PR252g

THE DAVID WATT PRIZE 2002
Announcement of short list for this important prize for journalism

This year's David Watt Prize has attracted a large number of entries of an impressive standard. The short listed articles, their authors and their publications are:

"Heart of a Nation" by David McKittrick, in the Independent

"Vulnerability of a Superpower" by Philip Stephens, in the Financial Times

"The 'end of history' replaced by 'clash of civilisations'" by Timothy Hames in The Times

"An eye for an eye for…" by David Gardner in the Financial Times

"The Roots of Islamic Rage" by Peter Beaumont in the Observer

"Lyllapur to Luton" by Sarfraz Manzoor, in Prospect and the Guardian

"The New Cold War" by Anatol Lieven, in London Review of Books

"Rude Britannia" by Michael Elliott, in Prospect

"Arafat's Last Stand" by David Hirst, in the Guardian

"True Colours" by Joe Klein, in the Guardian

The winner will be announced at a lunch on 18th June in London, at which the guest speaker, Kate Adie, will be discussing the media's role in exposing the truth in times of international conflict. Those invited to the lunch include senior figures from journalism, business and politics, plus this year's short-listed entrants and former winners of the David Watt Prize.

For further information please contact

Celia Beale: 01985 844613
Lisa Cullimore: 0207 753 2305

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

...........News release...

RIO TINTO

Release time Immediate Date 29 May 2002

PR253g

Coal & Allied completes sale of Moura

Coal & Allied Industries Limited has completed the sale of its 55% interest in the Moura Joint Venture in central Queensland to Mitsui & Co., Ltd for US$166 million.

Mitsui exercised its pre-emptive right after Coal & Allied had agreed to sell the interest to MIM Holdings Ltd.

For further information, please contact:

LONDON	AUSTRALIA
Media Relations	Media Relations
Lisa Cullimore	Ian Head
+ 44 (0) 20 7753 2305	+61 (0) 3 9283 3620
Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
+ 44 (0) 20 7753 2401	+61 (0) 3 9283 3628
Richard Brimelow	Daphne Morros
+ 44 (0) 20 7753 2326	+61 (0) 3 9283 3639

Website: www.riotinto.com

Note to Editors

Rio Tinto owns 72.7 per cent of Coal & Allied Industries.

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

13

..........News release...

RIO TINTO

Release time Immediate   Date 31 May 2002

PR255g

Iron Ore Price Settlement

Hamersley Iron has today reached agreement with Japanese customers on prices for Hamersley fine, lump and Yandi iron ore deliveries for the contract year commencing 1 April, 2002.

The price of fine ore will decrease by 2.4% to US cents 28.28 per dry long ton unit. The price of lump ore will decrease by 5.0% to US cents 36.13 per dry long ton unit. The price of Yandi ore will decrease by 2.4% to US cents 26.58 per dry long ton unit. (See accompanying note)

A comparison with 2001 prices, in US cents per dry long ton unit, is as follows:

	FY01	FY02	% change
Fine ore	28.98	28.28	-2.4%
Lump ore	38.03	36.13	-5.0%
Lump premium	9.05	7.85	
Yandi ore	27.24	26.58	-2.4%

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401
Richard Brimelow
+ 44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

..........News release...

14

RIO TINTO

Release time Immediate Date 31 May 2002

PR254g

Coal & Allied and CFMEU settle former employee retrenchment court actions

Coal & Allied has reached agreement on the terms for settlement of the long running actions before the Australian Industrial Relations Commission which followed the retrenchment of 190 employees at the former Hunter Valley # 1 and Mount Thorley mines in 1998 and 1999.

At a meeting today the Construction Forestry Mining Energy Union presented the terms of the settlement to the former employees, who have voted to accept the offer. For the settlement to be finalised, the former employees will be required to complete individual deeds of settlement and withdraw their claims before the AIRC.

While the company has agreed not to disclose individual settlement amounts, the general terms are as follows:

For full and final settlement of these claims, Coal & Allied will provide a total payment of approximately $25 million to be shared among the former employees according to a range of criteria agreed with the union. In return, the employees will agree not to pursue their claims for reinstatement by the company. The company has made provision for these cases in its reported results and the settlement with not materially affect the company's performance going forward.

No people will be reinstated, however currently Coal & Allied has approximately 20 mineworker jobs available and has agreed that these retrenched employees will be given the opportunity to apply for those positions through a company recruitment process. Any successful applicants will commence as new probationary employees, without continuity of service, and participate in an induction and retraining program.

Coal & Allied Managing Director, Mr Gary Goldberg, said," We consider this to be a very practical commercial settlement of a legal process that to date has involved only 16 of the 190 applicants, with no conclusion reached.

"These cases are a hangover from four years ago and many more years of litigation were likely before the entire matter would have been dealt with. It deals sensibly with the need to get the whole dispute behind all of us in the Hunter Valley.

"Since 1997 we have introduced world competitive work practices to Coal & Allied that were previously unthinkable and regarded as impossible.

"Specifically we have reformed recruitment practices, limitations on the use of contractors, demarcation barriers and the restrictive work practices that existed throughout our business.

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

"These changes are embedded in our current collective agreements and are an integral part of the way we work at Coal & Allied. They provide an ideal platform for future changes we will need to remain globally competitive," concluded Mr Goldberg.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401
Richard Brimelow
+ 44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

..........News release...

15

RIO TINTO

Release time Immediate   Date 6 June 2002

PR256g

Comalco increases stake in Boyne Smelters Limited

Comalco, a wholly-owned subsidiary of Rio Tinto, has signed an agreement with Kobe Steel, Ltd. to purchase Kobe's interest in the Boyne Smelters Limited aluminium smelter at Gladstone, Australia.

Kobe has a 9.5 per cent interest in reduction lines 1 and 2 at the Boyne Island smelter (and nil interest in reduction line 3).

The value of the transaction is approximately US$78.5 million. The transaction will increase Comalco's total shareholding in the Boyne Island smelter from 54.19 per cent to 59.39 per cent.

The transaction is subject to certain approvals, including the Foreign Investment Review Board, and the consent of the other Boyne Smelters Participants.

For further information, please contact:

LONDON
Media Relations
John Hughes
+ 44 (0) 20 7753 2331
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401
Richard Brimelow
+ 44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Note to Editors

Following completion of the transaction, expected in the third quarter of 2002, the new ownership structure of Boyne Smelters Limited and interest in reduction lines 1 and 2, and reduction line 3 will become:

Cont../

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

	Shareholding in Boyne Smelters Limited %	Interest in reduction lines 1 and 2 %	Interest in reduction line 3 %
Comalco	59.39	59.5	59.25
SLM Australia	9.29	17.0	-
SLMA No. 2	7.71	-	17.0
Ryowa Development	5.19	9.5	-
Ryowa Development II	6.46	-	14.25
YKK Aluminium	9.5	9.5	9.5
Sumitomo Chemical	2.46	4.5	-

SLM Australia and SLMA No. 2 are owned by Sumitomo Light Metal Industries, Marubeni and Sumitomo Corporation.

Ryowa Development is owned by Mitsubishi Corporation and Mitsubishi Australia.

Ryowa Development II is owned by Mitsubishi Corporation and Mitsubishi Materials Corporation.

16

..........News release...

RIO TINTO

Release time Immediate Date 18 June 2002

PR257g

The David Watt Prize 2002
Winner Announced at Presentation Lunch

This year's David Watt Prize for an outstanding contribution to political journalism has been won by Philip Stephens of the Financial Times.

Entitled *Vulnerability of a Superpower,* the article examined the difficulties facing the incoming United States administration in 2001 and the possible and various threats to the US, given its global dominance.

Philip, who is the FT's UK editor, wrote the article in January 2001, before the tragic events of September 11.

Speaker at the awards lunch was the journalist, Kate Adie, who examined the role of the media in exposing the truth in times of international conflict.

The chairman of Rio Tinto, Sir Robert Wilson, who also chaired the judging panel, paid tribute to the very high standard of articles submitted, particularly the shortlist of ten, many of whose authors were present at the lunch.

The Prize was established in 1988 by Rio Tinto in memory of David Watt, who was regarded as one the most exceptional writers, thinkers, and political commentators of his generation.

For further information, please contact:

Lisa Cullimore
+44 (0)20 7753 2305
+44 (0)7730 418385 (mobile)

Celia Beale
+44 (0)1985 844613

Note to Editors

David Watt died tragically in 1987. At the time of his death he was political adviser to Rio Tinto (then RTZ) to whom he became consultant in August 1984. Because of this, and also because of the strong links established when he was Director of Chatham House, it was decided to establish a Prize for outstanding writing to commemorate his life and work, and the Prize has been awarded every year since 1988.

David Watt began his career in journalism with the *Spectator*, where he was drama critic. He later joined the *Financial Times*, becoming Washington correspondent and then political editor, a post he held for ten years. He spent five years as Director of Chatham House, before returning to full time writing. He was writing a regular Friday column in *The Times* at the time of his death.

17

..........News release...

RIO TINTO

Release time Immediate Date 21 June 2002

PR258g

Hamersley Iron Formalises Joint Venture With China's Baosteel

Hamersley Iron (Rio Tinto 100%) will tomorrow sign formal documents with China's largest steel maker, Shanghai Baosteel Group Corporation (Baosteel), to form an unincorporated iron ore joint venture operation in Western Australia.

At a ceremony in Perth, senior representatives of Rio Tinto Iron Ore, Hamersley Iron, Baosteel, the People's Republic of China, and the Commonwealth and Western Australian Governments, will witness the finalisation of the joint venture arrangements. Under this agreement Hamersley will supply Baosteel with a total of 200 million tonnes of iron ore products, averaging ten million tonnes per year over the joint venture's 20-year life.

The arrangement includes the development of a new mine, 10 kilometres east of Hamersley's established Paraburdoo mine in the Pilbara region of Western Australia, with an initial capital outlay of A$124 million (US$64 million). Hamersley will hold a 54% equity share in the joint venture, with the remaining 46% held by Baosteel. Hamersley will build and operate the new mine through the joint venture.

Mr Chris Renwick, Chairman of Hamersley Iron, said: "I am delighted to finalise this new alliance with our partners at Baosteel, which marks the beginning of the next phase of our already strong relationship. I am confident that this joint venture will be a platform for further cooperation between our two organisations, and our two countries."

"It is further evidence of Hamersley's tradition of working in partnership with major Chinese customers for the mutual benefit of both sides, and it will consolidate Hamersley's position as a leading supplier of iron ore to China, the world's fastest growing iron ore market."

Subject to all relevant government approvals, construction of the mine will begin later this year, and production will begin in about 2004.

Media are invited to attend the signing ceremony, which will take place in the Swan Room at the Parmelia Hilton in Perth, beginning at 11.30 am on Saturday 22 June 2002.

For further information, please contact:

<u>LONDON</u>
<u>Media Relations</u>
Lisa Cullimore
+ 44 (0) 20 7753 2305
<u>Investor Relations</u>
Peter Cunningham
+ 44 (0) 20 7753 2401
Richard Brimelow
+ 44 (0) 20 7753 2326

<u>AUSTRALIA</u>
<u>Media Relations</u>
Ian Head
+61 (0) 3 9283 3620
<u>Investor Relations</u>
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249

18

..........News release...

RIO TINTO

Release time Immediate   Date 2 July 2002

PR259g

KPC agrees to extension of divestment offer timetable

PT Kaltim Prima Coal (KPC) and the Government of Indonesia have agreed to extend the time for the 2001 offer of 51% of the shares in KPC to 31 July 2002. The price of US$822 million (100% basis) remains unchanged.

This agreement follows the good progress made by both parties. Discussions to finalise the necessary formal agreement by 31 July are continuing.

KPC will make its 2001 share offer subject to removal of the litigation and the signing of the formal agreement with the Government of Indonesia.

Rio Tinto has a 50 per cent joint venture interest in KPC.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401
Richard Brimelow
+ 44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

..........News release...

RIO TINTO

Release time Immediate   Date 18 July 2002

PR260q

Rio Tinto Quarterly Production Report
For the Quarter Ending 30 June 2002

- Iron ore production in the second quarter of 2002 was 3% lower than the same period of last year. Hamersley shipments were a second quarter record, exceeding the previous record by 3% due to strengthening demand from most Asian markets. Second quarter production from the Robe River joint venture was in line with last year.
- Production from the Australian and Indonesian coal operations was in line with the second quarter of 2001. Coal & Allied will reduce production from its Hunter Valley Operations by one million tonnes in the second half of 2002 in line with market demand.
- US coal production was down 3% on the second quarter of last year in line with market demand which was affected by mild weather conditions.
- Second quarter mined copper production was 4% below the same period of last year. The closure of the North Concentrator at Kennecott coupled with the mining of hard ore reduced Kennecott mine production by 30%. This was partially offset by a higher joint venture share of Grasberg production and higher production from Escondida as grades improved.
- Refined copper production from Kennecott was 35% above the second quarter of last year as a result of higher smelter availability.
- Mined gold production was 21% lower than in the second quarter of last year due to lower grades at Kennecott and Grasberg.
- Aluminium production was marginally above last year. Rio Tinto's share of alumina production was 18% above the same period last year primarily due to the acquisition of additional equity in Queensland Alumina in September 2001.
- Diamond production was 68% above the second quarter of last year due to higher grades. Lower grade ore was processed in the first half of 2001 to facilitate pit development.
- Second quarter titanium dioxide feedstock production was 14% below the same period last year as production was curtailed in line with market demand. Borates production was down 6%.

The interim financial results will be released on Thursday 25 July 2002.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 7711 596570
Richard Brimelow
+44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

RIO TINTO SHARE OF PRODUCTION

Principal Commodities		QUARTER 2001 Q2	2002 Q1	2002 Q2	HALF YEAR 2001 1H	2002 1H	% CHANGE Q2 02 vs Q1 02	Q2 02 vs Q2 01	1H 02 vs 1H 01
Alumina	('000 t)	413	492	489	807	981	-1%	18%	22%
Aluminium	('000 t)	189.7	191.1	193.9	377.7	385.0	1%	2%	2%
Borates	('000 t)	139	130	130	287	260	0%	-6%	-9%
Coal - Australian and Indonesian	('000 t)	10,810	11,021	10,852	20,251	21,873	-2%	0%	8%
Coal - US	('000 t)	26,785	25,853	26,020	53,192	51,873	1%	-3%	-2%
Copper - mined	('000 t)	237.6	200.6	228.5	475.7	429.1	14%	-4%	-10%
Copper - refined	('000 t)	84.8	104.2	108.7	185.3	212.8	4%	28%	15%
Diamonds	('000 cts)	5,019	6,180	8,433	10,106	14,613	36%	68%	45%
Gold - mined	('000 ozs)	946	687	745	1,841	1,431	9%	-21%	-22%
Gold - refined	('000 ozs)	87	127	133	189	260	5%	53%	37%
Iron ore	('000 t)	22,218	22,507	21,600	42,892	44,107	-4%	-3%	3%
Titanium dioxide feedstock	('000 t)	371	328	318	727	646	-3%	-14%	-11%

Other Metals & Minerals		2001 Q2	2002 Q1	2002 Q2	2001 1H	2002 1H	Q2 02 vs Q1 02	Q2 02 vs Q2 01	1H 02 vs 1H 01
Bauxite	('000 t)	2,940	2,881	2,859	5,972	5,739	-1%	-3%	-4%
Lead - mined	('000 t)	10.3	8.4	9.5	19.6	17.9	13%	-7%	-9%
Molybdenum	('000 t)	2.2	1.7	1.3	5.0	3.0	-18%	-39%	-40%
Nickel in matte	(tonnes)	2,487	2,063	1,290	5,197	3,353	-37%	-48%	-35%
Nickel - refined	(tonnes)	925	943	835	1,835	1,778	-12%	-10%	-3%
Salt	('000 t)	1,020	1,103	1,085	1,920	2,188	-2%	6%	14%
Silver - mined	('000 ozs)	4,618	4,192	4,318	9,252	8,511	3%	-6%	-8%
Silver - refined	('000 ozs)	834	790	1,104	1,491	1,894	40%	32%	27%
Talc	('000 t)	318	322	346	640	669	7%	9%	4%
Tin	(tonnes)	210	123	36	324	159	-71%	-83%	-51%
Uranium	(tonnes)	960	1,160	1,131	2,366	2,291	-2%	18%	-3%
Zinc - mined	('000 t)	24.5	22.5	22.8	49.8	45.3	1%	-7%	-9%
Zinc - refined	('000 t)	2.3	-	-	20.4	-	-	-	-

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
The figures shown for production are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the half year figures.

RIO TINTO SHARE OF PRODUCTION

	Interest	Coal type	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
ALUMINA									
Production ('000 tonnes)									
Eurallumina	56%		142	127	151	141	**139**	279	**280**
Queensland Alumina (a)	39%		271	308	368	352	**350**	528	**701**
Rio Tinto total alumina production			413	435	519	492	**489**	807	**981**
ALUMINIUM									
Refined production ('000 tonnes)									
Anglesey	51%		18.2	17.4	17.5	18.2	**17.2**	36.2	**35.4**
Bell Bay	100%		39.8	41.3	40.4	40.3	**39.9**	79.1	**80.2**
Boyne Island (b)	54%		67.3	70.6	73.4	67.0	**71.0**	133.5	**138.0**
Tiwai Point	79%		64.4	62.4	65.0	65.6	**65.9**	128.8	**131.5**
Rio Tinto total aluminium production			189.7	191.7	196.3	191.1	**193.9**	377.7	**385.0**
BAUXITE									
Production ('000 tonnes)									
Boké	4%		120	175	55	122	**121**	239	**243**
Weipa	100%		2,820	2,680	2,913	2,759	**2,738**	5,733	**5,496**
Rio Tinto total bauxite production			2,940	2,855	2,968	2,881	**2,859**	5,972	**5,739**
BORATES									
Borates ('000 tonnes B_2O_3 content)									
Rio Tinto total borate production	100%		139	142	134	130	**130**	287	**260**
COAL									
Australian coal operations ('000 tonnes)									
Coal & Allied Industries (c):									
Bengalla (d)	29%	S	414	312	423	275	**493**	683	**768**
Hunter Valley Operations	73%	S	1,031	1,914	1,933	1,419	**1,831**	2,098	**3,249**
	73%	M	705	687	633	767	**659**	1,593	**1,427**
Mount Thorley Operations	58%	S	341	373	376	362	**340**	624	**702**
	58%	M	313	403	313	327	**295**	539	**622**
Moura (d)	0%	S	330	208	184	268	**139**	475	**407**
	0%	M	290	282	247	323	**230**	550	**552**
Narama (d)	0%	S	280	205	162	135	**-**	422	**135**
Ravensworth East (d)	0%	S	357	281	332	281	**-**	483	**281**
Warkworth (d)	40%	S	635	584	463	647	**570**	1,023	**1,217**
	40%	M	76	21	57	72	**75**	144	**147**
Pacific Coal:									
Blair Athol Coal	71%	S	2,057	2,000	1,329	2,130	**1,846**	4,216	**3,976**
Kestrel Coal	80%	S	250	348	185	259	**322**	429	**581**
	80%	M	468	572	287	505	**501**	795	**1,006**
Tarong Coal	100%	S	1,396	1,253	1,333	1,314	**1,422**	*2,689*	**2,736**
Total Australian coal			8,942	9,443	8,256	9,083	**8,724**	*16,764*	**17,806**
Indonesian coal operations ('000 tonnes)									
Kaltim Prima Coal (e)	50%	S	1,869	2,263	2,055	1,938	**2,128**	3,488	**4,066**
US coal operations ('000 tonnes)									
Kennecott Energy									
Antelope	100%	S	5,355	5,525	6,038	5,335	**6,075**	10,781	**11,410**
Colowyo (f)	100%	S	1,334	1,350	1,271	1,177	**1,309**	2,610	**2,486**
Cordero Rojo	100%	S	9,621	9,676	10,453	9,100	**8,990**	19,323	**18,090**
Decker	50%	S	975	993	1,133	1,072	**1,046**	2,130	**2,118**
Jacobs Ranch	100%	S	7,138	5,404	7,067	6,869	**6,593**	14,141	**13,462**
Spring Creek	100%	S	2,362	2,185	2,375	2,300	**2,007**	4,207	**4,307**
Total US coal			26,785	25,133	28,337	25,853	**26,020**	53,192	**51,873**
Rio Tinto total coal production			37,595	36,839	38,648	36,874	**36,872**	*73,443*	**73,745**

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
Key to coal type: S = Steaming/ thermal coal, M = Metallurgical/ coking coal.
See footnotes on page 6.

RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
COPPER								
Mine production ('000 tonnes)								
Alumbrera	25%	12.4	12.0	12.3	12.8	**12.8**	23.6	**25.6**
Bingham Canyon	100%	92.4	73.1	67.2	62.5	**64.3**	172.4	**126.8**
Escondida	30%	55.9	59.2	53.2	48.7	**61.2**	120.0	**109.9**
Grasberg - FCX (g)	15%	24.1	22.9	21.2	21.0	**26.4**	49.4	**47.4**
Grasberg - Joint Venture (g)	40%	25.1	23.0	19.1	28.4	**39.1**	52.2	**67.5**
Neves Corvo (h)	49%	10.6	8.4	10.5	9.0	**10.8**	21.8	**19.8**
Northparkes	80%	10.7	11.4	11.0	9.5	**8.4**	21.7	**17.9**
Palabora (i)	49%	6.4	12.5	11.2	8.6	**5.5**	14.7	**14.1**
Rio Tinto total mine production		237.6	222.7	205.8	200.6	**228.5**	475.7	**429.1**
Refined production ('000 tonnes)								
Atlantic Copper (g)	17%	7.8	10.5	10.7	10.3	**10.5**	18.0	**20.8**
Escondida	30%	11.5	11.4	11.4	11.0	**11.3**	22.4	**22.3**
Kennecott Utah Copper	100%	56.3	43.7	67.3	74.9	**76.1**	123.3	**151.0**
Palabora (i)	49%	9.2	9.9	11.0	8.0	**10.8**	21.6	**18.8**
Rio Tinto total refined production		84.8	75.5	100.4	104.2	**108.7**	185.3	**212.8**
DIAMONDS								
Production ('000 carats)								
Argyle (j)	100%	5,012	8,032	7,929	6,146	**8,411**	10,084	**14,557**
Merlin	100%	7	13	20	34	**22**	22	**57**
Rio Tinto total diamond production		5,019	8,045	7,950	6,180	**8,433**	*10,106*	**14,613**
GOLD								
Mine production ('000 ounces)								
Alumbrera	25%	44	44	47	51	**49**	77	**100**
Barneys Canyon	100%	30	32	41	27	**22**	67	**49**
Bingham Canyon	100%	179	142	120	125	**95**	330	**220**
Cortez/Pipeline	40%	122	118	118	111	**118**	240	**230**
Escondida	30%	7	7	8	8	**12**	14	**20**
Grasberg - FCX (g)	15%	111	99	70	52	**69**	218	**121**
Grasberg - Joint Venture (g)	40%	238	220	199	86	**141**	460	**227**
Greens Creek	70%	15	15	15	17	**20**	31	**37**
Kelian	90%	87	117	110	103	**115**	181	**218**
Lihir	16%	26	29	20	24	**25**	56	**49**
Morro do Ouro	51%	23	23	24	28	**30**	48	**58**
Northparkes	80%	10	7	9	9	**8**	18	**17**
Peak	100%	29	28	25	27	**20**	49	**47**
Rawhide	51%	14	13	12	12	**11**	27	**23**
Rio Tinto Zimbabwe	56%	10	9	8	6	**6**	20	**12**
Others	-	2	2	3	2	**2**	5	**4**
Rio Tinto total mine production		946	906	830	687	**745**	1,841	**1,431**
Refined production ('000 ounces)								
Kennecott Utah Copper	100%	87	88	112	127	**133**	189	**260**
IRON ORE								
Production ('000 tonnes)								
Channar	60%	1,630	1,622	1,929	1,517	**1,446**	3,101	**2,963**
Corumbá	100%	116	206	164	104	**201**	272	**305**
Hamersley	100%	14,352	15,748	15,149	14,653	**14,078**	27,931	**28,731**
Iron Ore Company of Canada (k)	56%	2,426	2,028	1,841	1,815	**2,189**	4,300	**4,004**
Robe River	53%	3,694	4,607	4,379	4,418	**3,686**	7,288	**8,104**
Rio Tinto total mine production		22,218	24,212	23,462	22,507	**21,600**	42,892	**44,107**

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.

See footnotes on page 6.

RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
LEAD								
Mine production ('000 tonnes)								
Greens Creek	70%	3.4	3.7	3.7	3.7	4.6	7.0	8.4
Zinkgruvan	100%	6.9	5.8	6.1	4.7	4.9	12.6	9.5
Rio Tinto total mine production		10.3	9.5	9.8	8.4	9.5	19.6	17.9
MOLYBDENUM								
Mine production ('000 tonnes)								
Bingham Canyon	100%	2.2	1.5	1.6	1.7	1.3	5.0	3.0
NICKEL								
Nickel in matte (tonnes)								
Fortaleza	100%	2,487	2,989	1,984	2,063	1,290	5,197	3,353
Toll refined metal production (tonnes)								
Rio Tinto Zimbabwe - Empress	56%	925	992	892	943	835	1,835	1,778
SALT								
Production ('000 tonnes)								
Dampier Salt	65%	1,020	1,007	1,322	1,103	1,085	1,920	2,188
SILVER								
Mine production ('000 ounces)								
Bingham Canyon	100%	1,328	1,076	1,042	1,032	924	2,357	1,956
Escondida	30%	266	227	212	209	244	521	453
Grasberg - FCX (g)	15%	183	162	141	151	201	397	352
Grasberg - Joint Venture (g)	40%	193	178	193	115	193	269	308
Greens Creek	70%	1,795	1,814	1,809	1,960	2,029	4,080	3,988
Zinkgruvan	100%	396	326	427	324	302	743	626
Others	-	456	396	447	401	425	885	827
Rio Tinto total mine production		4,618	4,180	4,272	4,192	4,318	9,252	8,511
Refined production ('000 ounces)								
Kennecott Utah Copper	100%	834	626	765	790	1,104	1,491	1,894
TALC								
Production ('000 tonnes)								
Luzenac Group	99.9%	318	311	315	322	346	640	669
TIN								
Mine production (tonnes)								
Neves Corvo (h)	49%	210	192	72	123	36	324	159
TITANIUM DIOXIDE FEEDSTOCK								
Production ('000 tonnes)								
Rio Tinto Iron & Titanium	100%	371	359	341	328	318	727	646
URANIUM								
Production (tonnes U_3O_8)								
Energy Resources of Australia	68%	648	540	790	650	668	1,551	1,319
Palabora (i)	49%	5	4	-	-	-	11	-
Rössing	69%	308	544	462	510	463	804	972
Rio Tinto total uranium production		960	1,087	1,252	1,160	1,131	2,366	2,291

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.
See footnotes on page 6.

RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
ZINC								
Mine production ('000 tonnes)								
Greens Creek	70%	9.7	10.6	10.5	11.4	12.4	19.7	23.8
Zinkgruvan	100%	14.8	15.1	16.6	11.1	10.4	30.1	21.5
Rio Tinto total mine production		24.5	25.7	27.1	22.5	22.8	49.8	45.3
Refined production ('000 tonnes)								
Norzink (l)	0%	2.3	-	-	-	-	20.4	-

(a) Comalco increased its holding in Queensland Alumina Limited from 30.3% to 38.6%, with effect from September 2001.

(b) Comalco has agreed to acquire an additional interest in production from the Boyne Island smelter, which should become effective in the third quarter of 2002.

(c) During March 2001, Rio Tinto increased its stake in Coal & Allied from 70.9% to 72.7%.

(d) Production data are shown from 29 January 2001, the effective date of Coal & Allied's acquisition of the Australian coal businesses of the Peabody Group. Effective on the same date, Coal & Allied acquired an additional 11.8% interest in the Warkworth mine.
On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002. Production data are shown up to the dates of sale.

(e) Rio Tinto has a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government is entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share.

(f) Kennecott Energy has a partnership interest in the Colowyo mine, but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

(g) Through its interest in Freeport-McMoRan-Copper & Gold (FCX), Rio Tinto had, as of 30 June 2002, a 15.0% share in the Grasberg mine and a 16.5% share in Atlantic Copper. Through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of the expansion of the Grasberg facilities in 1998.

(h) In January 2002, Rio Tinto agreed to sell its interest in the Neves Corvo mine subject to certain conditions.

(i) In July 2001, Rio Tinto increased its holding in Palabora from 48.6% to 49.2%.

(j) Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.

(k) During the first half of 2001, Rio Tinto acquired 20.3% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.

(l) Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods.

OPERATIONAL DATA

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
ALUMINIUM							
Anglesey Aluminium							
Total production at Anglesey Aluminium (Rio Tinto 51%) in the UK.							
(100% basis)							
Aluminium hot metal production ('000 tonnes)	35.7	34.0	34.2	35.7	33.7	71.0	69.4

Comalco

Total production at Comalco operations; Weipa (Rio Tinto 100%) in Australia; Boké (Rio Tinto 4%) in Guinea; Eurallumina (Rio Tinto 56.2%) in Italy; Queensland Alumina (Rio Tinto 38.6% *(a)*) in Australia; Bell Bay (Rio Tinto 100%) in Australia; Boyne Island (Rio Tinto 54.2%) in Australia and Tiwai Point (Rio Tinto 79.4%) in New Zealand.

(100% basis)	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Weipa mine, Queensland							
Beneficiated bauxite production ('000 tonnes)	2,820	2,680	2,913	2,759	2,738	5,733	5,496
Metal grade bauxite shipments ('000 tonnes)	2,658	2,678	2,831	2,730	2,783	5,499	5,513
Calcined bauxite production ('000 tonnes)	41	49	23	49	41	74	90
Boké mine							
Bauxite production ('000 tonnes)	2,983	3,046	2,790	2,857	2,953	6,151	5,810
Eurallumina SpA, Sardinia							
Alumina production ('000 tonnes)	254	226	269	251	248	498	499
Queensland Alumina Limited, Queensland							
Alumina production ('000 tonnes)	894	930	953	911	906	1,741	1,817
Bell Bay, Tasmania							
Primary aluminium production ('000 tonnes)	39.8	41.3	40.4	40.3	39.9	79.1	80.2
Boyne Island, Queensland *(b)*							
Primary aluminium production ('000 tonnes)	125.2	129.7	131.5	125.1	130.2	247.7	255.3
Tiwai Point							
Primary aluminium production ('000 tonnes)	81.4	78.7	81.2	82.4	82.5	162.4	164.9
Sales of aluminium attributable to Comalco ('000 tonnes)	183.5	185.8	165.4	177.4	178.9	338.6	356.3

(a) Comalco increased its shareholding in Queensland Alumina Limited from 30.3% to 38.6% with effect from September 2001.

(b) Comalco has agreed to acquire an additional interest in production from the Boyne Island smelter, this should become effective in the third quarter of 2002.

Weipa production in the first half of 2002 was decreased in response to reduced market demand.

Queensland Alumina production in the first half of 2002 improved compared with the first half of 2001 due to reduced maintenance being required in 2002.

Boyne Island production in the second quarter of 2002 was favourably affected by improved current efficiency when compared with the first quarter of 2002 and the second quarter of 2001; a power outage at the Boyne Island smelter had caused reduced production in the first quarter of 2002. Production at the Tiwai Point and Bell Bay smelters in the second quarter of 2002 was in line with production in previous quarters. Tiwai Point, however, remained power constrained.

Aluminium sales in the first half of 2002 improved compared with the first half of 2001 with additional sales into the US market together with higher sales of value added products.

BORATES

Rio Tinto Borax

Total production at the Boron mine (Rio Tinto 100%) in California, US and at the Tincalayu, Sijes, Porvenir and Maggie mines (Rio Tinto 100%) in Argentina.

(100% basis)	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Borates ('000 tonnes) *(a)*	139	142	134	130	130	287	260

(a) Production is expressed as B_2O_3 content.

Lower borate production in the second quarter of 2002 compared with the equivalent period of 2001 reflected inventory management.

COAL

Coal & Allied Industries Limited *(a)*

Total production and sales from the Bengalla mine (Rio Tinto 29%); Hunter Valley Operations (Rio Tinto 73%); the Mount Thorley Operations (Rio Tinto 58%); the Narama mine (Rio Tinto 0%); the Ravensworth East mine (Rio Tinto 0%) and the Warkworth mine (Rio Tinto 40%), all in New South Wales, and the Moura mine (sold on 24 May 2002) in Queensland, Australia.

(100% basis)	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Bengalla mine *(b)*							
Thermal coal production ('000 tonnes)	1,423	1,073	1,454	944	**1,696**	2,367	**2,640**
Hunter Valley Operations							
Thermal coal production ('000 tonnes)	1,418	2,632	2,659	1,951	**2,518**	2,918	**4,469**
Semi-soft coking coal production ('000 tonnes)	970	945	871	1,055	**907**	2,218	**1,962**
Mount Thorley Operations							
Thermal coal production ('000 tonnes)	588	643	648	623	**584**	1,085	**1,207**
Semi-soft coking coal production ('000 tonnes)	540	694	540	562	**508**	937	**1,070**
Moura mine *(b) (c)*							
Thermal coal production ('000 tonnes)	825	521	459	670	**348**	1,195	**1,018**
Semi-soft coking coal production ('000 tonnes)	722	472	438	577	**377**	1,365	**954**
Coking coal production ('000 tonnes)	3	234	179	230	**197**	25	**427**
Narama mine *(b) (c)*							
Thermal coal production ('000 tonnes)	769	564	445	370	**-**	1,168	**370**
Ravensworth East mine *(b) (c)*							
Thermal coal production ('000 tonnes)	491	386	457	387	**-**	668	**387**
Warkworth mine *(b)*							
Thermal coal production ('000 tonnes)	1,571	1,446	1,145	1,602	**1,411**	2,550	**3,013**
Semi-soft coking coal production ('000 tonnes)	187	51	140	178	**186**	359	**364**
Total Coal & Allied							
Total coal production ('000 tonnes)	9,507	9,661	9,435	9,149	**8,732**	16,855	**17,881**
Total sales ('000 tonnes) *(d)*	9,507	9,009	9,503	8,786	**8,425**	17,201	**17,211**

(a) During March 2001, Rio Tinto increased its stake in Coal & Allied from 70.88% to 72.71%.
(b) Coal & Allied purchased the Australian coal businesses (see note (c)) of the Peabody Group effective 29 January 2001. Effective on the same date Coal & Allied acquired an additional 11.8% interest in the Warkworth mine.
(c) The sale of Coal & Allied's share of Narama and Ravensworth was completed on 14 March 2002. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Coal production for the second quarter of 2002 was down from the previous quarter and the second quarter of 2001 due to the sale of the Ravensworth East, Narama and Moura mines. Production at the remaining mines was 13% higher in the second quarter of 2002 when compared with the first. Production will be reduced by one million tonnes at Hunter Valley Operations in the second half of 2002 to bring production into line with expected market demand.

First half 2001 figures for Moura, Warkworth, Ravensworth East, Narama and Bengalla mines are taken from the date of acquisition and reflect five months of ownership.

Kaltim Prima Coal

Total production and shipments from Kaltim Prima Coal (Rio Tinto 50%) in Indonesia, including the share of production attributed to the Indonesian Government (see footnote (e) on page 6).

(100% basis)	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Thermal coal:							
Production ('000 tonnes)	3,737	4,526	4,110	3,877	**4,256**	6,975	**8,133**
Shipments ('000 tonnes)	3,622	4,205	4,505	3,859	**3,546**	6,931	**7,405**

OPERATIONAL DATA

COAL (continued)

Kennecott Energy and Coal Company

Total production from the mines operated by Kennecott Energy and Coal Company in the US: Antelope (Rio Tinto 100%) in Wyoming; Cordero Rojo (Rio Tinto 100%) in Wyoming; Jacobs Ranch (Rio Tinto 100%) in Wyoming; Spring Creek (Rio Tinto 100%) in Montana; Decker (Rio Tinto 50%) in Montana and Colowyo in Colorado, where Kennecott Energy has a partnership interest and full management responsibility - (see footnote (f) on page 6).

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
(100% basis)							
Antelope mine							
Thermal coal production ('000 tonnes)	5,355	5,525	6,038	5,335	6,075	10,781	11,410
Colowyo mine							
Thermal coal production ('000 tonnes)	1,334	1,350	1,271	1,177	1,309	2,610	2,486
Cordero Rojo mine							
Thermal coal production ('000 tonnes)	9,621	9,676	10,453	9,100	8,990	19,323	18,090
Decker mine							
Thermal coal production ('000 tonnes)	1,949	1,985	2,266	2,143	2,092	4,259	4,235
Jacobs Ranch mine							
Thermal coal production ('000 tonnes)	7,138	5,404	7,067	6,869	6,593	14,141	13,462
Spring Creek mine							
Thermal coal production ('000 tonnes)	2,362	2,185	2,375	2,300	2,007	4,207	4,307
Total Kennecott Energy							
Total coal production ('000 tonnes)	27,759	26,125	29,470	26,924	27,066	55,321	53,990

Production for the second quarter of 2002, which was 2% lower than for the same period of 2001, was in line with demand. Prices for coal remained soft due to the effect on demand of an unusually mild winter and spring, coupled with the US economic slowdown. Utility coal stockpile volumes remained high.

Pacific Coal

Total production and sales from the Blair Athol Coal mine (Rio Tinto 71.2%), the Kestrel Coal mine (Rio Tinto 80%) and the Tarong Coal mine (Rio Tinto 100%) all in Queensland, Australia.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
(100% basis)							
Blair Athol Coal mine							
Thermal coal:							
Production ('000 tonnes)	2,887	2,808	1,865	2,990	2,591	5,919	5,581
Sales ('000 tonnes)	3,151	2,419	1,814	3,549	2,429	6,077	5,978
Kestrel Coal mine							
Thermal coal:							
Production ('000 tonnes)	312	435	231	323	403	536	726
Sales ('000 tonnes)	105	104	225	100	169	317	269
Coking coal:							
Production ('000 tonnes)	585	715	359	631	626	994	1,257
Sales ('000 tonnes)	535	483	312	298	456	849	754
Semi-hard coking coal:*(a)*							
Sales ('000 tonnes)	238	378	457	196	485	400	681
Tarong Coal mine							
Thermal coal:							
Production ('000 tonnes)	1,396	1,253	1,333	1,314	1,422	2,689	2,736
Sales ('000 tonnes)	1,300	1,236	1,474	1,242	1,273	2,610	2,515
Total Pacific Coal							
Total coal production ('000 tonnes)	5,181	5,211	3,788	5,258	5,042	10,138	10,300

(a) Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

Production at Blair Athol in the first half of 2002 was lower than in the first half of 2001 mainly as a consequence of reducing the high stock levels prevailing at the end of 2001.

Kestrel production in the first half of 2002 compared favourably with production in the first half of 2001, with longwall equipment reliability issues resolved and improved mining conditions.

Tarong sales were lower in the first half of 2002, compared with the first half of 2001, due to a unit shutdown at the Tarong power station in the first quarter of 2002.

OPERATIONAL DATA

COPPER & GOLD

Alumbrera

Total production and sales at the Bajo de la Alumbrera mine (Rio Tinto 25%) in Argentina.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
(100% basis)							
Ore treated ('000 tonnes)	7,483	7,515	7,142	7,145	7,676	14,524	14,821
Average ore grades:							
Copper (%)	0.74	0.71	0.74	0.76	0.75	0.72	0.75
Gold (g/t)	0.98	0.97	1.05	1.11	1.02	0.89	1.06
Concentrates produced ('000 tonnes)	177.3	174.5	178.3	183.4	187.4	337.7	370.8
Copper in concentrates:							
Production ('000 tonnes)	49.6	48.1	49.2	51.0	51.2	94.2	102.2
Sales ('000 tonnes)	57.0	39.3	53.6	50.9	49.0	94.9	99.9
Production of gold in concentrates ('000 ounces)	166	166	178	188	183	293	370
Production of gold in doré ('000 ounces)	9	9	10	15	15	16	30
Total gold sales ('000 ounces)	193	146	200	202	191	311	394

Escondida

Total production at the Escondida mine (Rio Tinto 30%) in Chile.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
(100% basis)							
Sulphide ore treated ('000 tonnes)	10,650	11,204	10,060	10,452	11,312	21,778	21,764
Average copper grade (%)	1.82	1.75	1.72	1.53	1.74	1.88	1.64
Mill production (metals in concentrates):							
Contained copper ('000 tonnes)	160.6	161.0	144.4	134.9	170.9	337.7	305.8
Contained gold ('000 ounces)	24	25	28	27	41	48	68
Contained silver ('000 ounces)	887	757	705	698	813	1,736	1,511
Oxide ore treated ('000 tonnes)	2,494	3,162	3,225	3,054	3,240	5,854	6,294
Average copper grade (%)	1.03	1.15	1.01	0.91	1.02	1.07	0.96
Contained copper in leachate/mined material ('000 tonnes)	26	36	33	28	33	62	61
Refined production:							
Oxide plant production ('000 tonnes)	38.3	38.1	38.1	36.8	37.5	74.8	74.3

Escondida mill production (metals in concentrates) for the second quarter of 2002 reflected fiscal year-end inventory clean-out and better than anticipated mill performance. This is a short term aberration in copper output and does not interfere with the commitment of Escondida *to reduce copper production by 160,000 tonnes over a fourteen month period ending in December 2002. As a result, copper production for* 2002 will be slightly less than that achieved in 2001, in spite of the scheduled start-up of the Phase IV expansion in September 2002.

COPPER & GOLD (continued)

Freeport-McMoRan Copper & Gold

Total production and sales at the Grasberg mine (Rio Tinto 15.0% *(a)*) in Papua, Indonesia, and the Atlantic Copper smelter (Rio Tinto 16.5%) in Spain.

(100% basis)

Grasberg mine	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Ore treated ('000 tonnes)	21,842	22,500	21,780	21,979	21,806	42,507	43,785
Average mill head grades:							
Copper (%)	1.04	0.96	0.89	0.90	1.14	1.08	1.02
Gold (g/t)	1.57	1.36	1.03	0.73	0.98	1.62	0.85
Silver (g/t)	3.33	3.03	2.99	2.76	3.63	3.39	3.19
Production of metals in concentrates:							
Copper in concentrates ('000 tonnes)	193.9	183.3	167.8	167.9	215.1	398.3	383.0
Gold in concentrates ('000 ounces)	1,013	915	693	432	599	1,988	1,031
Silver in concentrates ('000 ounces)	1,478	1,313	1,184	1,120	1,532	3,048	2,652
Sales of payable metals in concentrates: *(b)*							
Copper in concentrates ('000 tonnes)	203.1	181.8	166.6	161.7	194.2	377.7	355.9
Gold in concentrates ('000 ounces)	1,062	904	700	420	516	1,895	936
Silver in concentrates ('000 ounces)	1,238	1,030	934	863	1,090	2,316	1,953

(a) See note (g) on page 6 for details of Rio Tinto's 15.0% interest in Grasberg and 40% interest in the expansion.
(b) Net of smelter deductions.

In the second quarter of 2002, average mill head grades for copper and gold improved compared with the first quarter of 2002, resulting in higher production and sales. Production and sales of gold in the second quarter of 2002 declined significantly, compared with the corresponding period of 2001, because of lower ore grades.

Atlantic Copper smelter	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Concentrate smelted ('000 tonnes)	195.3	240.1	250.2	258.3	242.5	400.8	500.8
Copper anodes produced ('000 tonnes) *(c)*	60.9	77.0	76.8	77.2	69.0	126.2	146.2
Copper cathodes produced ('000 tonnes)	47.2	63.0	64.3	61.8	63.6	108.0	125.4
Copper cathode sales ('000 tonnes) *(d)*	58.6	62.6	66.7	61.6	63.7	120.1	125.3

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Higher production and sales levels in the second quarter of 2002, compared with the equivalent 2001 period, reflected the impact on production and sales in the second quarter of 2001 of a scheduled 27-day major maintenance shutdown.

Kelian Equatorial Mining

Total production and sales from the Kelian gold mine (Rio Tinto 90%) in East Kalimantan, Indonesia.

(100% basis)	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Ore treated ('000 tonnes)	1,610	1,789	1,893	1,716	1,857	3,320	3,573
Average ore grades:							
Gold (g/t)	2.49	2.95	2.71	2.62	2.71	2.55	2.66
Silver (g/t)	6.03	5.80	5.42	4.92	5.09	5.98	5.01
Production:							
Gold ('000 ounces)	96	130	123	114	128	201	242
Silver ('000 ounces)	80	87	85	88	89	166	177
Sales:							
Gold ('000 ounces)	99	121	134	109	125	211	234
Silver ('000 ounces)	68	-	-	-	256	190	256

Mill throughput and gold production in the second quarter of 2002 were higher than in the previous quarter as cracking in the ball mill shell stabilised resulting in less downtime. Silver sales recommenced in the second quarter of 2002 following resolution of the tax issue.

COPPER & GOLD (continued)

Kennecott Minerals Company

Total production at the mines of Kennecott Minerals Company in the US; Cortez/Pipeline (Rio Tinto 40%) in Nevada; Greens Creek (Rio Tinto 70%) in Alaska and Rawhide (Rio Tinto 51%) in Nevada.

(100% basis)

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Cortez/Pipeline mine							
Ore treated							
Milled ('000 tonnes)	842	784	829	825	837	1,586	1,662
Leached ('000 tonnes)	4,896	4,675	3,797	3,804	2,339	7,082	6,143
Sold for roasting ('000 tonnes)	99	113	101	102	96	176	198
Average ore grade: gold							
Milled (g/t)	8.21	8.41	9.23	8.29	8.19	8.78	8.24
Leached (g/t)	1.20	1.01	1.00	1.10	0.99	1.21	1.06
Sold for roasting (g/t)	12.15	6.84	7.84	8.50	8.77	14.02	8.63
Gold produced ('000 ounces)	304	294	295	278	296	599	574

Ore treatment rates and grades varied according to areas being mined and ore type. Production was principally from Phase IV of the Pipeline pit during the second quarter. The first phase of the new 1.6 million square metre leach pad was completed, with ore placed in June 2002. Leach solution will be processed through the new carbon plant during the third quarter.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Greens Creek mine							
Ore treated ('000 tonnes)	139	154	157	160	167	286	327
Average ore grades:							
Gold (g/t)	6.74	6.31	6.36	6.51	7.57	6.99	7.05
Silver (g/t)	735	684	673	722	688	819	705
Zinc (%)	12.4	12.0	11.7	12.5	13.3	12.4	12.9
Lead (%)	4.7	4.7	4.6	4.7	5.3	4.9	5.0
Metals produced in concentrates:							
Gold ('000 ounces)	21	22	22	24	29	44	53
Silver ('000 ounces)	2,555	2,582	2,575	2,789	2,887	5,807	5,676
Zinc ('000 tonnes)	13.8	15.1	14.9	16.2	17.6	28.0	33.8
Lead ('000 tonnes)	4.8	5.2	5.2	5.3	6.6	9.9	11.9

Mill throughput continued to increase through optimization efforts. The change to paste backfill and longhole stoping, commissioned during the second quarter, provided increased productivity at reduced production costs. Metal grades varied with the mining sequence and ore zone sourcing. Longhole stope mining in the West Ore Zone provided higher zinc grades to the ore mix.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Rawhide mine							
Ore treated ('000 tonnes)	1,510	1,418	1,433	1,407	1,313	2,872	2,720
Average ore grades:							
Gold (g/t)	0.99	0.99	0.86	1.03	1.11	0.99	1.07
Silver (g/t)	14.8	19.0	15.9	14.2	14.8	15.3	14.5
Metals produced in doré:							
Gold ('000 ounces)	27	25	24	23	22	52	45
Silver ('000 ounces)	201	177	175	193	212	378	405

Ore processing rates varied due to ore extraction constraints in the final benches of the mine, changing ore hardness and maintenance requirements. Silver grade fluctuated with the area mined. Lower gold and silver production reflected delays in recovery from the leach pads due to higher stacking and lower pad permeability.

COPPER & GOLD (continued)

Kennecott Utah Copper

Total production at Kennecott's Barneys Canyon mine (Rio Tinto 100%) and Bingham Canyon mine, smelter and refinery (Rio Tinto 100%) both in Utah, US.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Barneys Canyon mine							
Ore treated ('000 tonnes)	549	639	432	102	-	929	102
Average ore grade: gold (g/t)	3.52	3.71	3.15	1.17	-	3.16	1.17
Gold produced in doré and concentrates ('000 ounces)	30	32	41	27	22	67	49

Gold production in the second quarter of 2002 was lower than in the first quarter of 2002 and the second quarter of 2001 principally due to timing of flows from the heap leach pads. Mining operations ceased in December 2001. Crushing operations have ceased as inventory has been liquidated.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Bingham Canyon mine							
Ore treated ('000 tonnes)	12,792	11,163	10,203	9,999	9,840	27,200	19,839
Average ore grade:							
Copper (%)	0.82	0.74	0.73	0.69	0.70	0.72	0.69
Gold (g/t)	0.61	0.58	0.55	0.57	0.41	0.53	0.49
Silver (g/t)	4.07	3.91	3.99	3.93	3.50	3.46	3.72
Molybdenum (%)	0.048	0.037	0.035	0.039	0.034	0.049	0.036
Copper concentrates produced ('000 tonnes)	312	261	239	219	251	608	470
Average concentrate grade (% Cu)	29.6	28.0	28.0	28.5	25.5	28.3	26.9
Production of metals in copper concentrates:							
Copper ('000 tonnes) *(a)*	92.4	73.1	67.2	62.5	64.3	172.4	126.8
Gold ('000 ounces)	179	142	120	125	95	330	220
Silver ('000 ounces)	1,328	1,076	1,042	1,032	924	2,357	1,956
Molybdenum concentrates produced ('000 tonnes):	3.8	2.8	2.8	3.0	2.5	8.9	5.5
Molybdenum in concentrates ('000 tonnes)	2.2	1.5	1.6	1.7	1.3	5.0	3.0
Kennecott smelter & refinery							
Copper concentrates smelted ('000 tonnes)	236	256	271	258	279	448	537
Copper anodes produced ('000 tonnes) *(b)*	65.1	42.1	76.0	76.7	74.6	126.1	151.3
Production of refined metal:							
Copper ('000 tonnes)	56.3	43.7	67.3	74.9	76.1	123.3	151.0
Gold ('000 ounces) *(c)*	87	88	112	127	133	189	260
Silver ('000 ounces) *(c)*	834	626	765	790	1,104	1,491	1,894

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) Includes gold and silver in intermediate products.

Second quarter 2002 mine production of all products was lower than in the second quarter of 2001, mainly due to lower ore grade and the June 2001 closure of the North Concentrator, which had an annual capacity of about 60,000 tonnes per annum of copper in concentrate. Mine production was further affected by the processing of hard ore. Compared with the first quarter of 2002, gold, silver and molybdenum output was lower due to lower grades; copper production was slightly higher due to favourable ore grade. First half 2002 mine production of all products was less than in the first half of 2001 principally due to the June 2001 closure of the North Concentrator.

Smelter and refinery performance improved in the second quarter of 2002 compared with the previous quarters largely due to higher plant availability.

Lihir Gold

Total production at the Lihir gold mine (Rio Tinto 16.3%) in Papua New Guinea.

(100% basis)	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Ore treated ('000 tonnes)	864	966	827	905	968	1,826	1,873
Average ore grade: gold (g/t)	6.59	6.00	5.43	5.50	5.64	6.62	5.57
Gold produced ('000 ounces) *(a)*	160	178	123	148	154	347	301

(a) Gold production represents quantity of gold poured.

Production for the second quarter of 2002 was higher than in the first quarter of 2002 due to higher plant availability and higher head grade.

COPPER & GOLD (continued)

Northparkes Joint Venture

Total production and sales at the Northparkes mine (Rio Tinto 80%) in New South Wales, Australia.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
(100% basis)							
Sulphide ore treated ('000 tonnes)	1,295	1,371	1,444	1,397	1,399	2,610	2,796
Average ore grade:							
Copper (%)	1.17	1.18	1.11	1.00	0.91	1.18	0.95
Gold (g/t)	0.39	0.28	0.32	0.34	0.34	0.34	0.34
Copper concentrates produced ('000 tonnes)	35.2	37.3	36.2	30.2	29.9	70.7	60.1
Contained copper in concentrates:							
Saleable production ('000 tonnes)	13.4	14.3	13.8	11.9	10.5	27.1	22.4
Sales ('000 tonnes) *(a)*	14.5	10.4	10.5	10.4	8.9	23.8	19.3
Contained gold in concentrates:							
Saleable production ('000 ounces)	12.7	8.7	10.8	11.3	10.1	22.0	21.4
Sales ('000 ounces) (a)	12.0	6.1	8.2	10.4	7.7	17.4	18.1

(a) Rio Tinto's 80% share of material from the Joint Venture.

Ore production from the Lift 1 E26 underground block cave continued to decline as the cave nears mining completion. Additional drawpoints were closed during the quarter, as assessed grades fell below economic shut off limits. High clay content continued to provide production challenges. Mill feed was again supplemented from lower copper grade open cut stockpiles.

Palabora

Total production at the Palabora mine, smelter and refinery (Rio Tinto 49.2% *(a)*) in South Africa.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
(100% basis)							
Palabora mine							
Ore treated ('000 tonnes)	2,745	4,056	3,555	2,558	2,005	6,912	4,563
Average ore grade: copper (%)	0.59	0.70	0.72	0.77	0.66	0.60	0.72
Copper concentrates produced ('000 tonnes)	42.6	72.8	66.3	55.8	35.9	94.5	91.8
Average concentrate grade: copper (%)	31.0	35.0	34.3	31.4	31.2	31.9	31.3
Copper in concentrates ('000 tonnes)	13.2	25.5	22.8	17.5	11.2	30.2	28.8
Palabora smelter/refinery							
New concentrate smelted on site ('000 tonnes)	77.3	86.9	70.7	65.7	64.5	152.8	130.2
New copper anodes produced ('000 tonnes) *(b)*	19.7	22.9	16.7	17.8	23.1	45.5	40.9
Refined new copper produced ('000 tonnes)	18.9	20.1	22.2	16.2	22.0	44.5	38.2
By-products:							
Magnetite concentrate ('000 tonnes)	43	55	59	51	49	87	101
Uranium oxide (tonnes)	10	8	-	-	-	23	-
Baddeleyite (several grades) ('000 tonnes)	1.3	1.0	-	-	-	2.9	-
Refined nickel sulphate (tonnes)	59	38	74	73	88	133	161
Vermiculite plant							
Vermiculite produced ('000 tonnes)	34.9	47.2	42.1	44.0	57.1	70.9	101.1

(a) Rio Tinto increased its holding in Palabora from 48.6% to 49.2% in July 2001.
(b) Contained copper in anodes; anode production includes a small amount produced from purchased material.

New copper in concentrate was low as a result of reduced ore supply following the closure of the open pit and limited availability of underground ore. The declining head grades, low recovery and throughput due to hard ores processed contributed to the low concentrate production. The smelter feed had to be supplemented by low and variable grade ex-stockpile concentrate and by cold matte. Anode copper production was therefore constrained by low matte supply from the reverberatory furnace to the converters. Delays experienced during an acid plant shut down also affected copper production. Cathode production was in line with anode supply from the smelter. The stable refinery operation boosted nickel and precious metal production.

Vermiculite production was higher than in the equivalent quarter of 2001, which was hampered by wet in pit conditions and by low availability of plant and heavy equipment. Uranium and baddeleyite production ceased with the closure of the heavy minerals plant in August 2001.

OPERATIONAL DATA

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002

COPPER & GOLD (continued)

Peak Gold Mine

Total production and sales from the Peak Gold Mine (Rio Tinto 100%) in New South Wales, Australia.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Ore treated ('000 tonnes)	149	144	153	157	151	297	307
Average ore grades:							
Gold (g/t)	6.60	6.82	5.57	5.81	4.74	5.58	5.29
Silver (g/t)	4.36	24.63	5.94	3.16	3.16	4.83	3.16
Copper (%)	0.50	0.38	0.47	0.44	0.28	0.44	0.36
Lead (%)	0.76	1.01	0.50	0.29	0.21	0.86	0.25
Zinc (%)	1.18	2.08	0.77	0.42	0.19	1.46	0.31
Bullion produced ('000 ounces)	32	41	25	27	23	54	50
Containing:							
Gold ('000 ounces)	26	25	23	25	18	45	43
Silver ('000 ounces)	6	14	1	2	3	9	5
Gold recovered in concentrates ('000 ounces)	3	3	2	2	2	4	4
Total gold production ('000 ounces)	29	28	25	27	20	49	47
Bullion sales (fine gold) ('000 ounces)	22	25	23	27	18	44	45
Copper in concentrate ('000 tonnes):							
Production	0.4	0.1	0.2	0.2	0.1	0.5	0.3
Sales	-	-	1.1	-	-	-	-
Lead/zinc in concentrate ('000 tonnes):							
Production	1.6	1.1	0.2	-	-	3.3	-
Sales	1.8	0.6	1.4	0.9	-	4.1	0.9

Increased mill feed from the lower grade New Cobar open cut pit, pending a ramp up in production levels from the newly developed New Occidental underground deposit, reduced ore grades and associated metal production.

Rio Tinto Brasil Limitada

Total production at the Morro do Ouro gold mine (Rio Tinto 51%) in Minas Gerais, Brazil.

(100% basis)

Morro do Ouro mine	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Ore treated ('000 tonnes)	3,868	4,115	4,567	4,692	4,722	7,806	9,414
Average ore grade: gold (g/t)	0.47	0.43	0.42	0.48	0.49	0.47	0.49
Refined gold produced ('000 ounces)	46	46	47	55	59	94	114

Production increased from 2001 levels due to increased plant availability and improved head grades.

Rio Tinto Zimbabwe

Total production at Rio Tinto Zimbabwe's gold operations (Rio Tinto 56%) in Zimbabwe.

(100% basis)

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Cam Dump reprocessing							
Ore treated ('000 tonnes)	261	-	-	-	-	499	-
Average ore grade: gold (g/t)	1.49	-	-	-	-	1.39	-
Total gold produced ('000 ounces)	2	-	-	-	-	5	-
Patchway mine *(a)*							
Ore treated ('000 tonnes)	24	25	24	23	21	48	44
Average ore grade: gold (g/t)	4.35	4.88	4.62	4.41	3.47	4.22	3.96
Total gold produced ('000 ounces)	3	4	3	3	2	6	5
Renco mine							
Ore treated ('000 tonnes)	63	67	69	61	65	127	126
Average ore grade: gold (g/t)	7.02	6.84	5.95	5.03	4.68	7.24	4.85
Total gold produced ('000 ounces)	12	13	11	8	9	26	17
Total Rio Tinto Zimbabwe							
Total gold produced ('000 ounces)	17	17	14	11	11	36	21

(a) Includes low grade material.

Production ceased at Cam Dump in June 2001.

OPERATIONAL DATA

COPPER & GOLD (continued)

Somincor

Total production at the Neves Corvo mine (Rio Tinto 49% *(a)*) in Portugal.

(100% basis)

Neves Corvo mine	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Total ore treated ('000 tonnes) *(b)*	551	406	484	453	475	1,131	928
Of which, treated to extract tin ('000 tonnes)	59	49	25	8	7	116	14
Average ore grades:							
Copper (%)	4.61	4.95	5.07	4.85	5.26	4.65	5.06
Tin (%)	1.65	1.80	1.21	4.52	2.09	1.56	3.38
Copper production:							
Copper concentrates produced ('000 tonnes)	89.7	72.1	88.1	74.6	90.8	184.2	165.4
Copper concentrate grade: copper (%)	24.1	23.9	24.2	24.8	24.3	24.1	24.5
Copper in concentrates produced ('000 tonnes)	21.6	17.2	21.3	18.5	22.1	44.4	40.5
Tin production:							
Tin concentrates produced ('000 tonnes)	0.8	0.7	0.2	0.4	0.1	1.2	0.5
Tin concentrate grade: tin (%)	55.9	58.7	61.0	62.2	60.5	55.9	61.8
Tin in concentrates produced ('000 tonnes)	0.4	0.4	0.1	0.3	0.1	0.7	0.3

(a) In January 2002, Rio Tinto agreed to sell its interest in the Neves Corvo mine subject to certain conditions.
(b) Total ore treated for both copper and tin production.

DIAMONDS

Argyle Diamonds

Total production from mining operations at Argyle Diamonds (Rio Tinto100% *(a)*) in Western Australia.

(100% basis)

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Ore processed ('000 tonnes):							
AK1 ore	2,423	2,669	2,524	2,501	2,519	5,120	5,020
Alluvial ore	1,204	999	980	882	780	2,211	1,662
Total ore processed	3,627	3,668	3,504	3,383	3,299	7,331	6,683
Diamonds recovered ('000 carats):							
AK1	4,759	7,808	7,739	5,878	8,241	9,677	14,119
Alluvial	263	239	206	277	174	427	451
Total recovered	5,022	8,048	7,945	6,155	8,415	10,104	14,570

(a) Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.

Ore processed by the AK1 plant was in line with previous quarters. Carats recovered from AK1 reflected a return to higher grade ore in accordance with pit development schedules. 2002 alluvial ore processed reflected a lower proportion of mined material suitable for in-pit screening.

Merlin

Rio Tinto share of production from the Merlin mine (Rio Tinto 100%) in the Northern Territory, Australia.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Ore processed ('000 tonnes)	61	141	135	191	195	155	385
Diamonds recovered ('000 carats)	7	13	20	34	22	22	57

Ore processed reflected the benefits of improved availability and favourable ore type. Carats recovered were lower than in the previous quarter, reflecting processing of lower grade ore in accordance with planned mining sequences.

OPERATIONAL DATA

IRON ORE

Hamersley Iron

Total production and shipments are for all the mines operated by Hamersley Iron (Rio Tinto 100%). These mines are Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman (all Rio Tinto 100%) and Channar (Rio Tinto 60%) all in Western Australia.

(100% basis)

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Saleable iron ore produced ('000 tonnes):							
Paraburdoo, Mount Tom Price Marandoo, Brockman and Yandicoogina	14,352	15,748	15,149	14,653	14,078	27,931	28,731
Channar	2,716	2,704	3,215	2,528	2,409	5,169	4,938
Total production	17,068	18,452	18,364	17,181	16,487	33,100	33,669
Total shipments ('000 tonnes)	16,504	16,710	16,831	13,179	16,984	31,816	30,163

A new first half production record was set in 2002, exceeding the previous record by 1.7%, despite second quarter production levels being 3.4% lower year on year. The increase in production was required to meet customer preference for fines product.
Second quarter 2002 shipments exceeded the record set last year by 2.9%, due to strong demand in most Asian markets.

Iron Ore Company of Canada

Total production and shipments from the Carol Lake operations (Rio Tinto 56.1%) in Newfoundland & Labrador and Quebec in Canada.

(100% basis)

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Carol Lake operations							
Saleable production:							
Concentrates ('000 tonnes)	1,019	630	717	589	1,568	1,657	2,157
Pellets ('000 tonnes)	3,306	2,986	2,564	2,647	2,334	6,008	4,981
Shipments:							
Concentrate ('000 tonnes)	1,098	727	938	704	869	1,750	1,573
Pellets ('000 tonnes)	2,824	2,207	2,704	1,370	3,094	4,811	4,464

Saleable production in the second quarter of 2002 improved compared with the first quarter of 2002, however, it was lower than in the second quarter of 2001, mainly due to equipment availability problems in the mining operation. Action plans are being implemented to address these equipment availability issues. During the second quarter of 2002 pellet production was intentionally reduced to support the requirement for concentrate sales. Pellet sales increased in the second quarter of 2002 due mainly to increased sales to non-US customers and the deferral of pellet sales from the first quarter.

Rio Tinto Brasil Limitada

Total production at the Corumbá mine (Rio Tinto 100%) in Corumbá, Mato Grosso do Sul, Brazil.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Corumbá mine							
Total iron ore production ('000 tonnes) *(a)*	116	206	164	104	201	272	305

(a) Production includes by-product fines.

Increased production in the second quarter of 2002 reflected renegotiation of a contract with a major customer.

Robe River Iron Associates

Total production and shipments from the Pannawonica and West Angelas mines (Rio Tinto 53%) in Western Australia.

(100% basis)

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Pannawonica mine							
Saleable production ('000 tonnes)	6,970	8,692	8,263	8,206	6,275	13,751	14,481
Shipments ('000 tonnes)	7,136	9,087	7,582	8,334	7,179	14,444	15,513
West Angelas mine							
Saleable production ('000 tonnes)	-	-	-	129	680	-	809
Shipments ('000 tonnes)	-	-	-	-	131	-	131

Production in the first half of 2002 was 5% higher than in the first half of 2001 due to the strong first quarter 2002 result, but 15% down compared with the second half of 2001 due largely to a maintenance shutdown in April 2002.
Shipments in the first half of 2002 increased by 7% compared with the first half of 2001 due to stronger global demand, but were down 7% compared with the second half of 2001, due to softer Asian demand for Robe products in the second quarter of 2002.
Operational production at West Angelas commenced in the second quarter of 2002. Sales to date from West Angelas comprised trial shipments to Japanese customers.

OPERATIONAL DATA

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002

NICKEL

Rio Tinto Brasil Limitada

Total nickel in matte production at the Fortaleza mine (Rio Tinto 100%) in Brazil.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Fortaleza mine							
Production (tonnes)	2,487	2,989	1,984	2,063	1,290	5,197	3,353

Production in the first half of 2002 was below the 2001 average due to low ore availability from underground resulting from poor ground conditions.

Rio Tinto Zimbabwe

Toll refined metal production at the Empress Nickel refinery (Rio Tinto 56%) in Zimbabwe.

(100% basis)

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Empress Nickel refinery							
Production (tonnes)	1,651	1,770	1,591	1,683	1,489	3,274	3,172

SALT

Dampier Salt

Total production of salt from Dampier, Lake MacLeod and Port Hedland *(a)* (Rio Tinto 64.9%) in Western Australia.

(100% basis)

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Salt production ('000 tonnes)	1,571	1,550	2,035	1,699	1,671	2,956	3,370

(a) Production from the Port Hedland operation (Dampier Salt 100%) is included with effect from 17 August 2001.

TALC

The Luzenac Group

Total talc production from Luzenac Group operations in Australia (Rio Tinto 100%), Europe (Rio Tinto 99.9%), and North America (Rio Tinto 100%).

(100% basis)

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Talc production ('000 tonnes)	319	312	316	323	347	641	669

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron and Titanium

Rio Tinto share of titanium dioxide feedstock production in Canada and South Africa.

(Rio Tinto share)

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Titanium dioxide feedstock production ('000 tonnes)	371	359	341	328	318	727	646

Titanium dioxide feedstock production in the second quarter of 2002 was below that of the second quarter of 2001 as production was curtailed in line with market demand.

OPERATIONAL DATA

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
URANIUM							
Energy Resources of Australia Ltd							
Total production at the Ranger mine (Rio Tinto 68.4%) in the Northern Territory, Australia.							
(100% basis)							
Ranger mine							
Production (tonnes U_3O_8)	947	789	1,155	951	977	2,267	1,928
Rössing Uranium Ltd							
Total uranium production at the Rössing Uranium mine (Rio Tinto 68.58%) in Namibia.							
(100% basis)							
Production (tonnes U_3O_8)	449	793	674	743	675	1,173	1,418
ZINC							
Norzink AS							
Total refined zinc production at the Norzink smelter (Rio Tinto 0% *(a)*) in Norway.							
(100% basis)							
Production ('000 tonnes)	5	-	-	-	-	41	-

(a) Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

	2Q 2001	3Q 2001	4Q 2001	1Q 2002	2Q 2002	1H 2001	1H 2002
Zinkgruvan Mining AB							
Total production at the Zinkgruvan mine (Rio Tinto 100%) in Sweden.							
Ore treated ('000 tonnes)	203	195	208	197	188	404	385
Average ore grades:							
Zinc (%)	8.0	8.5	8.7	6.2	6.1	8.1	6.2
Lead (%)	3.9	3.5	3.7	2.8	3.0	3.6	2.9
Silver (g/t)	87	83	91	71	69	81	70
Production of zinc concentrate ('000 tonnes)	26.6	27.8	30.2	20.0	18.9	54.6	38.9
Production of lead concentrate ('000 tonnes)	9.6	8.6	8.9	7.2	7.2	17.5	14.4
Production of metal in concentrates:							
Zinc ('000 tonnes)	14.8	15.1	16.6	11.1	10.4	30.1	21.5
Lead ('000 tonnes)	6.9	5.8	6.1	4.7	4.9	12.6	9.5
Silver ('000 ounces)	396	326	427	324	302	743	626

Lower metal grades adversely affected production during the first half of 2002.

EXPLORATION

Expenditure

Total pre-tax exploration expenditure charged to the profit and loss account for the first half of 2002 was US$58 million compared with US$54 million for the first half of 2001.

Ongoing Programmes

Country	Commodity	Programme Summary
Peru	Copper	Drilling at the Marcona project has identified a significant iron oxide copper deposit. The deposit is located near the Shougang Hierro Peru iron ore mine approximately 400km south of Lima.
USA	Copper	Drilling at the Resolution deep porphyry copper project in Arizona continued to obtain long intercepts of high grade mineralisation just to the south of the historical Magma mine. Drilling will continue in the third quarter.
Iran	Gold	Exploration drilling recommenced at the Dashkasan porphyry gold prospect.
Turkey	Gold	Exploration recommenced at the Cöpler porphyry gold prospect.
Botswana	Diamonds	Airborne geophysical surveying continued over diamond tenements in the south of Botswana.
Guinea	Diamonds	Exploration drilling commenced at the Aredor project to test a range of kimberlite targets.
India	Diamonds	Exploration continued on granted reconnaissance permits in Andhra Pradesh and Karnataka.
Guinea	Iron Ore	Drilling continued at Simandou haematite project. The current drilling programme has confirmed potential for a high grade primary resource containing more than 1,000 million tonnes @ 65% Fe.
Indonesia	Nickel	Drilling recommenced at the La Sampala nickel laterite project.
Mozambique	Titanium	Substantial heavy mineral deposits have been discovered in Southern Mozambique, with results to date suggesting resources of 120 million tonnes of ilmenite. The deposits are mineable using low cost conventional dredging methods and are accessible by national and regional roads. Delineation drilling is underway.

INDEX TO OPERATIONAL DATA

2c

..........News release...

RIO TINTO

Release time Immediate Date 24 July 2002

PR261g

Coal & Allied 2002 Half year results

FINANCIAL SUMMARY

- Net profit after tax for the first half of 2002 was $104.7 million, compared with $79.5 million in the same period last year.
- Net debt reduced by $561 million resulting in gearing of 41%, down from 61% at 31 December 2001.
- Interim dividends of 40 cents per ordinary share and 1.75 cents per preference share, both fully franked, were declared.

Rio Tinto owns 72.7 per cent of Coal & Allied Industries. All $ are A$ unless otherwise stated.

"This was a good first half result with the benefits of acquisitions and integration continuing to flow through. It will help Coal & Allied weather the tougher conditions that are resulting from lower contract prices and current market oversupply.

"In anticipation of weaker market conditions in the second half of the year, we will reduce output from Hunter Valley Operations by about one million tonnes to bring our production into line with market demand," said Coal & Allied's Managing Director, Mr Gary Goldberg.

"Our safety performance has continued to improve with a 63% reduction in the lost time injury frequency rate since the start of the year. This reflects our commitment to achieving zero injuries in the workplace."

"We completed the sale of the Ravensworth/Narama business and our interests in the Moura operation, for a total of $420 million (US$230 million), and used the proceeds to reduce debt."

"The integration of the Mount Thorley and Warkworth mines is progressing well with work continuing on valuations, mine planning and a common aligned workforce. I expect this process to be completed in 2003, subject to obtaining agreement from joint venture partners," said Mr Goldberg.

Cont../

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

SUMMARY OF FINANCIAL PERFORMANCE

Coal & Allied's results for the first half of 2002 are shown below, along with comparative results for 2001.

	HALF YEAR TO 30 JUNE		CHANGE
	2002	2001	%
Sales revenue ($ millions)	674.6	642.7	+5
Net profit after tax ($ millions)	104.7	79.5	+32
Operating cash flow ($ millions)	175.3	166.9	+5
Dividends (cents per share)	40	35	+14
Coal production[1] (million tonnes)	17.9	16.9	+6
Coal shipments[1] (million tonnes)	17.2	17.2	-

[1] *Production and shipments are on a 100% basis. Shipments exclude purchased coal.*

Sales revenue
Sales revenue of $674.6 million was up 5% compared with the first half of 2001, reflecting the change in product mix to a greater proportion of export thermal coal following the sale of the Ravensworth/Narama complex during the first half. Sales revenue was also higher as a result of six months contribution from the Bengalla and Warkworth joint ventures acquired in 2001, compared with only five months in the first half of last year.

Production
Managed production of saleable coal was up by one million tonnes to 17.9 million tonnes. Excluding operations divested in the first half of 2002 (Moura and Ravensworth/Narama) managed production was 14.8 million tonnes. On an annualised basis, excluding Moura and Ravensworth/Narama, Coal & Allied is entitled to approximately 22.4 million tonnes of saleable coal.

Dividends
Directors declared interim dividends of 40 cents per ordinary share and 1.75 cents per preference share, both fully franked. This compares with fully franked interim dividends of 35 cents per ordinary share and 1.75 cents per preference share for the first half of 2001.

The interim dividend will be paid on 22 August 2002 to shareholders registered at close of business on 15 August 2002.

Following payment of this interim dividend, there are $221 million of available franking credits at a tax rate of 30%.

Cash flow
Net operating cash flow was $175.3 million, a 5% increase from the first half of 2001. This figure reflects additional sales from the Bengalla and Warkworth joint ventures, improved working capital and lower financing costs, offset partly by higher tax payments.

Debt
Proceeds from the sales of Ravensworth/Narama and Moura were used to repay debt, which decreased to $582 million. Gearing (Net Debt to Net Debt plus Equity) was 40.8% at 30 June 2002.

Capital expenditure
Total capital expenditure for the first half of 2002 was $62.1 million including the cost of new pit development and the purchase of a new shovel at Hunter Valley Operations. Capital expenditure for the same period last year was $72.6 million including the purchase of an additional 11.82% interest in the Warkworth Mining Joint Venture.

REVIEW OF OPERATIONS
In this Review of Operations, percentages in brackets below represent Coal & Allied's equity interest.

Hunter Valley Operations (100%)
The safety performance at Hunter Valley improved significantly with a 62% decrease in the total number of injuries for the first six months of 2002 compared with 2001. Saleable production in the same period increased from 5.1 million tonnes to 6.4 million tonnes. The increase resulted from extending 7-day production across the operation and progress on new pit developments.

Mount Thorley Operations (80%)
Safety at Mount Thorley Operations improved dramatically with a 64% reduction in the total number of injuries in the first half of 2002 compared with 2001. The Mount Thorley open cut mine produced 2.3 million tonnes of soft coking and thermal coal during the first half of 2002, a similar level to the same period last year.

Warkworth (55.57%)
There was a marked improvement in safety performance at Warkworth, with a 67% reduction in the total number of injuries during the first half of this year compared with 2001. Production for the first half of 2002 of 3.4 million tonnes was affected by equipment availability due to major planned maintenance being brought forward from the second half of 2002.

Bengalla (40%)
There was a slight decrease in safety performance at Bengalla for the first period of 2002 compared with 2001. Bengalla produced 2.6 million tonnes in the first six months of 2002.

Mount Pleasant
Investigation of the development of the Mount Pleasant resource in conjunction with the adjacent Bengalla operation continued.

Employee relations
In May, Coal & Allied reached agreement on the terms for settlement of the long running actions before the Australian Industrial Relations Commission, which followed the retrenchment of 190 former employees from the former Hunter Valley # 1 and Mount Thorley mines in 1998 and 1999.

Coal & Allied will make a total payment of approximately $25 million to the former employees for full and final settlement of these claims.

Mount Thorley Operations defended an action for unfair contracts brought against it by 14 former staff retrenched in 1997. The NSW Industrial Relations Commission dismissed the applications, with costs awarded to the company.

Market conditions
Increased coal shipments from China and Indonesia, together with increased reliance by Asian buyers on spot or short-term sales, had a significant effect on the thermal coal market.

Spot prices fell during the first half, leading to a reduction in contract prices for thermal coal of about 10% and about 7% for semi-soft coking coal.. As a result of the weaker market for thermal coal, production from Hunter Valley Operations will be reduced by about one million tonnes for 2002.

Coal & Allied remains optimistic about the long term outlook for the market for thermal coal but recognises the need to respond to short term fluctuations.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401
Richard Brimelow
+ 44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Coal & Allied Financial and Operating Statistics

Production and shipments	2002 half year '000 tonnes	2001 half year '000 tonnes
Total shipments [1]	17,211	17,202
Total saleable production [2]		
Hunter Valley Operations	6,431	5,136
Mount Thorley Operations	2,278	2,022
Bengalla	2,640	2,367
Warkworth	3,377	2,909
Narama[3]	370	1,168
Ravensworth East[3]	387	668
Moura[4]	2,400	2,586
Total	17,883	16,856
Coal & Allied equity share of production		
Hunter Valley Operations (100%)	6,431	5,136
Mount Thorley Operations (80%)	1,822	1,618
Bengalla (40%)	1,056	947
Warkworth (55.57%)	1,877	1,617
Narama (50%)	185	584
Ravensworth East (100%)	387	668
Moura (55%)	1,320	1,422
Total	13,078	11,992
Shipments by product [1]		
Export thermal	10,468	8,893
Domestic thermal	2,383	3,323
Coking	4,360	4,986
Total	17,211	17,202

Financials	2002 $ million	2001 $ million
Total assets	1,985	2,461
Capital expenditure and investments	62	73
Depreciation and amortisation [5]	69	76
Employees	1,542	2,324
Net debt to net debt plus equity (%)	40.8	65.8
Earnings per share (cents)	121.4	91.8

[1] Shipments are on a 100% basis and exclude purchased coal.
[2] Production is on a 100% basis.
[3] Coal & Allied's interest in Ravensworth/Narama was sold effective 14 March 2002.
[4] Coal & Allied's interest in Moura was sold effective 24 May 2002.
[5] Depreciation and amortisation include amortisation of mining rights relating to Lemington and Peabody mines.
[6] In 2002 Ravensworth/Narama, Moura and Eroc excluded.

..........*News release...*

21

RIO TINTO

Release time Immediate   Date 24 July 2002

PR262g

ERA Half year results 2002

	6 month ended 30 June 2002	6 month ended 30 June 2001	Change
Sales revenue ($ million)	71.6	78.5	-9%
Earnings before interest and tax ($ million)	9.1	11.2	-19%
Net profit after tax ($ million)	3.3	5.1	-36%
U308 production (tonnes drummed)	1,863	2,251	-17%

Rio Tinto's 68.4 per cent owned Energy Resources of Australia Ltd. (ERA) today recorded a net profit after tax of $3.3 million for the six-month period to 30 June 2002 compared with a profit of $5.1 million for the same period in 2001.

The reduced profit after tax was due to a reduction in sales volumes attributable to the timing of delivery to customers and the increase in the effective $A:$US exchange rate of 64.5 cents in maturing forward exchange contracts (up from 63 cents in the previous corresponding period). The losses on settlement of forward exchange contracts was $12.7 million before tax for the period.

Dividends

Given the level of profit, the Directors do not believe it appropriate to declare an interim dividend but expect to declare a final dividend in respect of the full year.

Sales

Sales revenue was $71.6 million (2001: $78.5 million). Sales volumes are expected to increase in the second half of the year with total volume within the range of 4,600 — 4,900 tonnes U_3O_5 for the 2002 year.

Operations

Production (drummed) decreased to 1,863 tonnes U_3O_8 (2001: 2,251 tonnes U_3O_8). The present level of production has been set to meet anticipated sales and inventory drawdowns.

Developments

The environmental capabilities of the Company continue to be strengthened, particularly in relation to achieving compliance and accreditation with ISO 14001 - a world standard of environmental excellence, through a transparent process involving regulators and Aboriginal representatives to ensure stakeholder expectations are understood, ERA's obligations are met and that the operations continue to have no detrimental impact on the surrounding environment.

Cont.../

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

The recently announced Senate Inquiry and NT investigation into environmental management of uranium mining will provide ERA with opportunities to demonstrate its record of protecting the surrounding Kakadu environment and to reaffirm our commitment to ongoing environmental performance.

In addition, ERA is implementing a major business improvement program during 2002 and continuing throughout 2003 to achieving more efficient work practices and significant cost savings that will deliver an improved and sustainable financial performance.

During the remainder of 2002, ERA will continue to participate in public reporting processes which aim to deliver the highest standards of environmental care. The Company looks forward to the opportunity to express its views during these processes on the effectiveness of these reporting regimes and the changes and improvements that ERA would like to see adopted.

Market Outlook

The spot price for uranium has remained at $9.90/lb for the majority of the first half of the year. No significant change is anticipated in the demand and supply fundamentals in the short run, but new demand anticipated in the third quarter of 2002 should see a modest rise in price.

ERA expects the prevailing market conditions to be maintained, with the spot price continuing to firm, climbing to long run sustainable levels over the next few years.

Two major events have occurred recently, which should provide a more positive long-run environment for the further development of nuclear power. Firstly, the Finnish Government recently voted to build a fifth nuclear reactor, a significant event given that the last reactor approval in Europe was 15 years ago. This decision reflects the growing awareness in Europe that nuclear power is a vital part of the energy future of most countries, particularly in the light of constraints on emission of greenhouse gases. Secondly, the US Senate has voted to proceed with establishing a nuclear waste repository for spent fuel from commercial reactors, at Yucca Mountain in Nevada.

Due to the timing of customer deliveries, a higher percentage of the year's sales volume will occur in the second half of the year. At the current exchange rate level and with the expected lower exchange rates, it is anticipated that the Company will exceed its after tax profit of 2001 ($8.1 million).

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401
Richard Brimelow
+ 44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

22

..........News release...

RIO TINTO

Release time Immediate Date 25 July 2002

PR263h

Sound result in difficult markets

- First half net earnings of $702 million were $139 million below net earnings recorded in the first half of last year.
- Lower prices ($41 million), exchange rate movements ($20 million), and the absence of asset sales ($54 million) all contributed to the lower result.
- Most markets remain soft – the thermal coal markets have deteriorated and shipments of titanium dioxide feedstock were particularly weak.
- Where appropriate, production was reduced in line with demand. The effect on net earnings of lower volumes was broadly offset by cost savings.
- Despite lower net earnings, cash flow from operations of $1,416 million was seven per cent above the first half of last year as a result of favourable working capital movements.
- First shipments from the new iron ore mine at West Angelas were made in June. The recently announced projects - Comalco's alumina refinery and the Hail Creek coking coal mine - are under way and a commitment was made to build the HIsmelt® direct iron ore smelting plant.

Financial Summary

Half year to 30 June	First half 2002	First half 2001	Change
Group turnover	**$5,079m**	$5,284m	-4 %
Cash flow from operations	**$1,416m**	$1,320m	+7 %
Cash flow from operations plus dividends received	**$1,637m**	$1,707m	-4 %
Net earnings	**$702m**	$841m	-17 %
Earnings per share – US cents	**51.0**	61.2	-17 %

As previously announced, the interim dividend for 2002 is set at 29.5 US cents per share, being one half of the previous year's total dividend, 59.0 US cents.

All dollars are US$ unless otherwise stated.

Cont.../

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No.719885

Chairman's comments

Rio Tinto's chairman, Sir Robert Wilson, said: "The decline from the record earnings in the first half of 2001 should not come as a surprise. Since early last year we have said that our markets were deteriorating and we could see little to give us optimism that metals demand would recover before the second half of this year at the earliest. Unfortunately this has proved to be the case. Last year we experienced the sharpest fall in demand for metals for over two decades and whilst markets now appear to have stabilised, we have not yet seen much evidence of improvement.

"Against this background, the level of profitability in the first half of 2002 was satisfactory and reflected the quality of our assets and the discipline we believe is essential in our industry – in terms of efficient management of our current operations and resisting the temptation to pursue high sales volumes in weak markets.

"We have attractive expansion opportunities across the range of our products and will pursue these as and when market conditions permit. Meanwhile, we have to remain patient. China's industrial growth continues to be a bright spot in a gloomy environment, except in the case of thermal coal where it has become a fast growing exporter.

"Elsewhere in our business, we see grounds for a modest improvement in several areas during the second half of the year, but we remain of the view that recovery to the levels of demand seen two years ago could be a slow process.

"This may not add up to an exciting near-term outlook but nor is it cause for excessive gloom. This was, after all, one of the highest first half earnings achieved by the Group."

Chief Executive's Comments

Leigh Clifford, Rio Tinto's chief executive, said: "It's a tough environment in which to do business but our operations continue to perform. We concentrate on the things that we do well – managing our business by controlling costs and delivering value creating investment projects. Where our operations have under performed - notably at Kennecott Utah Copper and the Iron Ore Company of Canada - we are taking the necessary steps to turn them around.

"We have managed our production in line with market demand, although this has inevitably had some impact on our cost base and the level of cost savings was lower than we achieved in previous periods. Importantly, the actions we have taken mean we should be in an even better position to benefit from any economic recovery.

"I am extremely pleased with progress on our various major capital investments. The first ore was shipped ahead of schedule from West Angelas (iron ore), and Diavik (diamonds) and Hail Creek (coking coal) remain on schedule to deliver in the first half and second half of next year respectively. All of these projects are currently at or under budget. With construction starting on Comalco's alumina refinery, the next group of projects is already under way. These are all high quality and will be margin enhancing."

COMMENTARY ON THE GROUP FINANCIAL RESULTS

Net earnings of $702 million were $139 million below the corresponding period of last year. The principal factors are shown in the table below.

	US $m
2001 first half net earnings	841
Prices	(41)
Exchange rates	(20)
Inflation	(37)
Volumes	(21)
Cost savings	20
Interest	42
Absence of asset sales	(54)
Other	(28)
2002 first half net earnings	702

Prices & exchange
Aluminium prices averaged 11 per cent below the first half of 2001 and copper prices were nearly eight per cent lower. These effects on earnings were partly offset by a 13 per cent increase in average gold prices. There was also a benefit from higher amounts realised for provisionally priced copper because the copper price at 30 June was 11 per cent higher than at the start of the year.

The net effect on earnings of the increase in coal prices effective from April 2001 and the reduction effective from April 2002 was positive but diamond and iron ore prices were lower.

The positive variance from the rand and other currencies that weakened against the US dollar was more than offset by the negative impact of the strengthening Australian dollar.

Volumes
Lower volumes reduced earnings by $21 million. The earnings contributions from the Group's interests in Grasberg, through Freeport and the Joint Venture, were lower as a result of a 48 per cent reduction in gold grade. Reduced titanium dioxide sales volumes also impacted earnings. Escondida announced in November 2001 and confirmed in May 2002 that production of copper in concentrates would be cut by ten per cent in response to weak market demand. Several operations achieved increased volumes. In particular, there were increased sales of diamonds at Argyle and improved smelter and refinery performance at Kennecott Utah Copper.

Cost savings
After tax cost savings achieved during the period were $20 million. Lower operating costs were recorded at Kennecott Utah Copper, Comalco, Hamersley and several other operations but were offset by higher costs elsewhere including at Kennecott Energy and Rio Tinto Brasil.

Tax
The Group's effective tax rate was 32.3 per cent compared with 32.0 per cent in first half 2001. Financial Reporting Standard 19 "Deferred Tax" was implemented in the first half of 2002 and consequently the opening balance of shareholders' funds has been reduced by $133 million. The impact on 2001 earnings was not significant and comparative figures for earnings have therefore not been restated.

Interest charges
After tax interest charges were $42 million below the same period last year despite higher average debt levels. The Group's policy is to have predominantly floating rate debt which has allowed it to benefit from lower interest rates.

Cash flow
Cash from operating activities of $1,416 million was seven per cent above the $1,320 million recorded last year. This included a $146 million reduction in accounts receivable which reversed the increase reported in 2001.

Cash flow from operating activities, together with dividends from joint ventures and associates, totalled $1,637 million compared with $1,707 million in the first half of 2001. The reduction is largely due to reduced dividends from the Freeport Joint Venture and retention of earnings at Escondida to finance the completion of the phase 4 expansion.

Expenditure of $635 million on property, plant and equipment was $31 million above first half 2001. The major areas of expansionary investment in 2002 were the first instalment on the purchase of additional coal reserves at North Jacobs Ranch, the Diavik diamond mine, the West Angelas iron ore mine and Comalco's alumina refinery. Further information on major projects is given on page 13.

Net disposals of businesses generated $225 million. This largely related to units acquired with Peabody's Australian coal business in 2001, which the Group on sold as planned. In the first half of 2001, $361 million was invested in acquisitions, net of the proceeds of disposals.

Purchases of other investments absorbed a further $318 million of cash. These investments included $316 million of US treasury bills held as security for the deferred consideration on assets acquired during the period, which is payable over the next four years. For this reason, they are not regarded as liquid resources.

As a result of the Group's continuing investment programme and the purchase of the above investments, there was a net cash outflow before management of liquid resources and financing of $307 million.

Balance sheet
In the six months to 30 June 2002, shareholders' funds increased by $872 million to $7,915 million as a result of retained profits of $296 million and an uplift of $562 million from exchange rate changes. Most important of these was the strengthening of the Australian dollar by 12 per cent.

Net debt increased by $310 million to $6,021 million. The other investments of $316 million, referred to above, generate interest income but are not deducted in arriving at net debt. The ratio of net debt to total capital decreased from 42.1 per cent, at 31 December 2001, to 40.5 per cent at 30 June 2002. The balance sheet remained in a strong condition with interest covered 12 times.

Dividends
As announced in August 2001, the interim dividend for 2002 and subsequent years will be set at one half of the total dividends for the previous year. Therefore, interim dividends equivalent to 29.5 US cents per share have been declared by Rio Tinto plc and Rio Tinto Limited. The interim dividend for 2001 was 20.0 US cents per share.

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Tuesday, 23 July 2002.

Rio Tinto plc shareholders will be paid an interim dividend of 18.87 pence per ordinary share (2001: 14.03 pence).

Rio Tinto Limited shareholders will be paid an interim dividend of 54.06 Australian cents per ordinary share (2001: 39.42 Australian cents) which will be fully franked at the tax rate of 30 per cent. The directors consider that there are sufficient franking credits available for paying fully franked dividends for at least the next year.

The respective dividends will be paid on Friday, 13 September 2002 to Rio Tinto plc shareholders on the register at close of business on Friday, 16 August 2002 and to Rio Tinto Limited shareholders on the register at close of business on Tuesday, 20 August 2002. The ex-dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday, 14 August 2002. Dividends to Rio Tinto ADR holders will be paid on Monday, 16 September 2002.

As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries' offices.

RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT (1)

US$ millions	*Rio Tinto interest %*	*Gross turnover (a) First half 2002*	*2001*	*EBITDA (b) First half 2002*	*2001*	*Net earnings (c) First half 2002*	*2001*
Iron Ore							
Hamersley (inc. HIsmelt®)	100.0	**501**	538	**319**	344	**185**	207
Robe River	53.0	**102**	103	**61**	52	**19**	19
Iron Ore Company of Canada	56.1	**155**	196	**6**	36	**(4)**	3
		758	837	**386**	432	**200**	229
Energy							
Kennecott Energy	100.0	**483**	421	**150**	107	**54**	43
Pacific Coal	100.0	**202**	188	**117**	102	**68**	60
Kaltim Prima Coal	50.0	**101**	85	**43**	42	**15**	15
Coal & Allied	72.7	**312**	340	**107**	118	**44**	38
Rössing	68.6	**66**	46	**35**	23	**16**	7
Energy Resources of Australia	68.4	**40**	41	**15**	18	**3**	5
Other energy		**1**	-	**2**	(1)	**1**	(1)
		1,205	1,121	**469**	409	**201**	167
Industrial Minerals		**797**	822	**293**	322	**115**	134
Aluminium - Comalco		**733**	764	**240**	330	**123**	172
Copper							
Kennecott Utah Copper	100.0	**389**	352	**130**	128	**50**	31
Escondida	30.0	**145**	167	**64**	87	**21**	31
Freeport	16.5	**130**	159	**48**	69	**(4)**	8
Freeport joint venture	40.0	**133**	165	**70**	107	**33**	52
Palabora	49.2	**101**	141	**33**	45	**8**	10
Peak/Northparkes	(d)	**41**	43	**14**	24	**2**	7
Other copper		**80**	79	**43**	44	**11**	14
Other metals	(e)	**120**	135	**11**	28	**(1)**	10
		1,139	1,241	**413**	532	**120**	163
Diamonds & Gold							
Argyle	100.0	**158**	165	**72**	75	**25**	30
Diavik	60.0	**-**	-	**-**	-	**-**	-
Kennecott Minerals	100.0	**104**	96	**50**	44	**19**	19
Kelian	90.0	**71**	56	**24**	10	**5**	(3)
Rio Tinto Zimbabwe	56.0	**28**	21	**2**	4	**1**	1
Brazil	(f)	**55**	61	**15**	32	**3**	25
Other Diamonds & Gold		**16**	44	**6**	10	**3**	8
		432	443	**169**	175	**56**	80
Other items		**15**	56	**(46)**	68	**(11)**	32
Exploration and evaluation				**(58)**	(54)	**(49)**	(41)
Net interest						**(53)**	(95)
Total		**5,079**	5,284	**1,866**	2,214	**702**	841

References above are to notes on page 24

RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT (2)

US$ millions	*Rio Tinto interest %*	*Capital expenditure (g) First half 2002*	*2001*	*Depreciation & amortisation First half 2002*	*2001*	*Operating assets (h) 30 June 2002*	*30 June 2001*
Iron Ore							
Hamersley (inc. HIsmelt®)	100.0	**22**	40	**49**	44	**925**	795
Robe River	53.0	**53**	79	**20**	16	**1,384**	1,139
Iron Ore Company of Canada	56.1	**20**	90	**18**	23	**704**	574
		95	209	**87**	83	**3,013**	2,508
Energy							
Kennecott Energy	100.0	**121**	23	**67**	49	**495**	461
Pacific Coal	100.0	**35**	13	**18**	16	**331**	282
Kaltim Prima Coal	50.0	**2**	2	**10**	11	**61**	52
Coal & Allied	72.7	**28**	7	**20**	36	**587**	789
Rössing	68.6	**-**	-	**2**	3	**14**	31
Energy Resources of Australia	68.4	**2**	(1)	**9**	8	**170**	171
Other energy		**-**	-	**-**	-	**(2)**	(2)
		188	44	**126**	123	**1,656**	1,784
Industrial Minerals		**52**	69	**70**	66	**2,062**	1,880
Aluminium - Comalco		**91**	31	**58**	64	**2,099**	1,689
Copper							
Kennecott Utah Copper	100.0	**52**	49	**63**	83	**1,924**	2,323
Escondida	30.0	**85**	81	**25**	25	**462**	443
Freeport	16.5	**10**	12	**19**	22	**105**	113
Freeport joint venture	40.0	**38**	39	**19**	18	**439**	385
Palabora	49.2	**29**	44	**9**	11	**226**	232
Peak/Northparkes	(d)	**13**	15	**9**	13	**125**	113
Other copper		**9**	6	**21**	20	**170**	141
Other metals	(e)	**6**	6	**9**	10	**156**	139
		242	252	**174**	202	**3,607**	3,889
Diamonds & Gold							
Argyle	100.0	**20**	13	**30**	25	**537**	435
Diavik	60.0	**110**	91	**-**	-	**450**	226
Kennecott Minerals	100.0	**13**	9	**24**	20	**161**	195
Kelian	90.0	**2**	2	**12**	14	**40**	88
Rio Tinto Zimbabwe	56.0	**1**	1	**1**	1	**11**	11
Brazil	(f)	**5**	10	**7**	4	**105**	122
Other Diamonds & Gold		**2**	11	**2**	-	**103**	100
		153	137	**76**	64	**1,407**	1,177
Other items		**3**	2	**3**	45	**92**	147
Less joint ventures and associates	(g)	**(153)**	(93)	**(149)**	(143)		
Total		**671**	651	**445**	504	**13,936**	13,074
Less net debt						**(6,021)**	(5,712)
Net assets						**7,915**	7,362

References above are to notes on page 24

HALF YEAR 2002 REVIEW OF OPERATIONS

COMPARISON OF NET EARNINGS

2002 first half net earnings of $702 million were $139 million below the net earnings of the corresponding period of 2001. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

	$ m
2001 first half net earnings	841
Iron Ore	(29)
Energy	34
Industrial Minerals	(19)
Aluminium	(49)
Copper	(43)
Diamonds and Gold	(24)
Exploration	(8)
Interest	42
Other	(43)
2002 first half net earnings	702

IRON ORE

	First half 2002	First half 2001	Change	Full year 2001
Production (million tonnes)	44.1	42.9	+3 %	90.6
Turnover	758	837	-9 %	1,691
Net earnings	200	229	-13 %	502
EBITDA	386	432	-11 %	927
Capital expenditure	95	209		503

Market

China is the only geographic market showing sustained growth in demand for iron ore although all markets in Asia have maintained demand at reasonable levels. With the global steel industry operating at below capacity, strongest demand has been for unagglomerated products rather than lump or pellets. Price reductions effective from April 2002 of 2.4 per cent for fines, 5.0 per cent for lump, 6.3 per cent for pellets and 3.0 per cent for concentrate were agreed with major FOB customers. The European steel industry is beginning to show signs of recovery through slowly improving demand and prices. Although the absolute level of hot metal production from the North American steel mills is relatively low, demand is growing while prices are showing considerable improvement.

Hamersley Iron

Hamersley's net earnings of $185 million were $22 million below last year due mainly to the effect of exchange rate movements and the unfavourable 2002 price settlement. Shipments were 30.2 million tonnes, 1.7 million tonnes below the first half of 2001. Volumes to China and Japan were affected in the first half of 2002 by customer uncertainty over the outcome of price negotiations and future demand.

Production of 33.7 million tonnes was nearly two per cent higher than the first half of last year and a new record was set for second quarter production. Increased focus on maintenance processes is enhancing maintenance capability and reducing costs.

The signing of the joint venture agreement with Shanghai Baosteel Group Corporation in June further strengthened Hamersley's position in China. Hamersley now has a significant proportion of its shipments to China secured under long-term sales arrangements. This secured tonnage, coupled with longstanding joint venture relationships, puts Hamersley in an unrivalled position in what is otherwise predominantly a spot market.

Robe River
Net earnings of $19 million were equal to the first half of 2001. Shipments were eight per cent higher than in the first half of 2001 and production of 8.1 million tonnes (Rio Tinto share) was 11 per cent higher, reflecting strong demand for the Robe River product range as well as initial production and trial shipments from the new West Angelas mine. Strong first quarter production helped offset a poor second quarter resulting from an extended shutdown at Cape Lambert. The effect of higher shipments and production was offset by the unfavourable price settlement and higher non-cash costs.

Trial shipments of West Angelas ore were made in June. The initial production rate is seven million tonnes per annum and production is expected to ramp up to 20 million tonnes per annum in line with demand.

Iron Ore Company of Canada
IOCC made a net loss of $4 million compared with net earnings of $3 million in the first half of 2001. Concentrate shipments were ten per cent lower than the first half of 2001 while shipments of pellets were down seven per cent, both reflecting the current state of the European and North American markets.

In response to weak demand for its products, IOCC is taking a four-week shut down beginning in August. A major cost reduction and business improvement initiative aimed at reducing costs by $65 million per year over the next two and a half years has been launched.

ENERGY

		First half 2002	First half 2001	Change	Full year 2001
Production	Coal (million tonnes)				
	US	51.9	53.2	-2 %	106.6
	Australia & Indonesia	21.9	20.3	+8 %	42.3
	Uranium (tonnes)	2,291	2,366	-3 %	4,705
Turnover		1,205	1,121	+7 %	2,309
Net earnings		201	167	+20 %	373
EBITDA		469	409	+15 %	886
Capital expenditure		188	44		110

US coal – Kennecott Energy
Net earnings of $54 million were $11 million above the first half of 2001. The US coal markets were sluggish in the first half of the year with a slow economy combined with a mild winter and high inventories stifling demand. Consequently, production of 51.9 million tonnes (Rio Tinto share) from Kennecott Energy was two per cent below last year. Business improvement initiatives have reduced truck and shovel downtime caused by mechanical and electrical failures by 20 per cent over the last six months.

Kennecott Energy manages its production and commits to contracts in response to changing market circumstances. Contracts have been negotiated for almost all 2002 production and 70 per cent of 2003 production.

Asia Pacific Coal - Markets
The increase in exports of thermal coal from China by over 50 per cent in 2001 had a major impact on spot prices and influenced the subsequent long-term contract negotiations. These resulted in negotiated price reductions of six to ten per cent effective from April 2002 albeit following an increase of 20 per cent negotiated last year. The net of these two price movements had a positive effect on the first half earnings.

Soft demand was evidenced by production cuts by several companies. Coal & Allied production will be reduced by one million tonnes in the second half of 2002 in response to market demand.

Pacific Coal
Net earnings of $68 million were $8 million above the first half of 2001, the positive effect of prices being partially offset by lower volumes despite Blair Athol benefiting from sales deferred from the fourth quarter of last year. A method has now been developed for working through old underground workings which impeded production last year.

Production from Kestrel was 30 per cent higher as the first half of last year was affected by longwall performance issues. Work continued on opening up the Ti Tree area of the Kestrel mine where longwall production will start in 2004. Pacific Coal's production is almost fully contracted in 2002.

Kaltim Prima
Net earnings of $15 million were the same as in the first half of 2001. Production was 17 per cent above the first half of 2001 when blockades over land compensation and industrial action had an adverse effect. Costs were adversely affected by a higher stripping ratio and the end of Government fuel subsidies.

Coal & Allied
Net earnings of $44 million were $6 million above the first half of 2001. Production was six per cent higher due to full production from Peabody's Australian mines acquired in January 2001. The Hunter Valley Operations (HVO) will have a capacity of 14 million tonnes per annum following completion of current pit development work.

Work on the integration of Warkworth and Mt Thorley mines continues with the completion of the combined mine plan, harmonisation of processes and studies under way on the infrastructure required to run an integrated mine.

Rössing
Net earnings of $16 million were $9 million above the first half of 2001. Production was 21 per cent above the first half of last year reflecting the timing of contract deliveries.

Energy Resources of Australia
Earnings of $3 million were $2 million below last year. ERA is in the process of implementing performance enhancement projects which are targeted at achieving a substantial reduction in operating costs by 2004.

INDUSTRIAL MINERALS

		First half 2002	First half 2001	Change	Full year 2001
Production	Borates (000 tonnes)	260	287	-9 %	564
	Titanium dioxide (000 tonnes)	646	727	-11 %	1,427
	Salt (000 tonnes)	2,188	1,920	+14 %	4,248
	Talc (000 tonnes)	669	640	+5 %	1,267
Turnover		797	822	-3 %	1,768
Net earnings		115	134	-14 %	323
EBITDA		293	322	-9 %	797
Capital expenditure		52	69		146

Rio Tinto Borax
Net earnings from Rio Tinto Borax were $47 million, $5 million below the first half of last year. Production of borates was nine per cent down at 260,000 tonnes. Sales were slightly ahead of the same period in 2001. Continued North American construction activity, a tightening of the boric acid market and successes with new borate applications in wood preservation, gypsum and steel slag were all but offset by the effects of perborate substitution.

Cost reduction efforts maintained their momentum but the effect on net earnings was largely offset by a higher effective tax rate.

Rio Tinto Iron & Titanium
Net earnings of $49 million were $15 million below the first half of last year. Although the results benefited from a generally weaker rand compared to last year this was more than offset by exchange losses on US dollar accounts receivable caused by the strengthening of the rand from its low in late 2001.

Despite improved titanium dioxide pigment demand in 2002, producers continued to operate at reduced levels in early 2002 due to high pigment inventories accumulated as a result of very weak demand in the fourth quarter of last year.

Shipments of titanium dioxide feedstocks were lower than the corresponding period last year due to a combination of customer plant closures in 2001, continuing oversupply of high grade feedstocks, and persistent high feedstock inventory levels at some customers. A major shipment out of Richards Bay in late June was delayed by adverse weather conditions. Operational performance was generally satisfactory, but production was curtailed compared with the first half of 2001 in line with market demand. Conditions in iron and steel co-product markets remained competitive, but there were signs during the period that some end use markets were strengthening. Demand for zircon remained firm throughout the period.

Luzenac
Net earnings were $7 million. Production of talc in the first half of 2002 was four per cent higher at 669,000 tonnes. Sales volumes declined in Europe but revenues have been maintained half year on half year, due to a favourable sales mix. The North American markets were affected by weak economic conditions in the first quarter, but some recovery has since taken place, notably in polymers and coatings. The worldwide paper market remains uncertain. Sales to Asian markets have benefited from the acquisition of the Three Springs mine in September 2001.

Dampier
Net earnings were $12 million. Total salt production was 14 per cent above the first half of last year as a result of the acquisition of the Port Hedland operation in Western Australia. Production levels at all sites benefited from favourable growing conditions.

ALUMINIUM – COMALCO

		First half 2002	First half 2001	Change	Full year 2001
Production	Bauxite (000 tonnes)	5,739	5,972	-4 %	11,795
	Alumina (000 tonnes)	981	807	+22 %	1,761
	Aluminium (000 tonnes)	350	341	+3 %	695
Turnover		733	764	-4 %	1,499
Net earnings		123	172	-28 %	313
EBITDA		240	330	-27 %	598
Capital expenditure		91	31		99

Aluminium price
The average aluminium price for the first half of 2002 was 62c/lb, 8c/lb below the first half of last year. The effect of this and other price changes was to reduce Comalco's earnings by $47 million. With costs predominantly in Australian dollars, margins were further reduced by the weakening of the US dollar.

Bauxite
Bauxite production was four per cent below the first half of last year whilst shipments were slightly ahead. Traded sales have been consolidated with the signing of a long term European supply contract.

Alumina
Comalco's share of alumina production was 22 per cent above the same period last year following the *acquisition of a further 8.3 per cent in Queensland Alumina (QAL) in the second half of last year.* QAL production was slightly better than first half 2001when production was restricted by unscheduled maintenance. Eurallumina production in first half 2002 has been similar to first half 2001.

Aluminium
Demand for value added products has strengthened during the period although aluminium prices remained weak. Process improvements have resulted in higher line amperages at the Tiwai Point and Boyne Island smelters and the average number of cells in operation was above last year at Boyne Island and Bell Bay. Saleable production was therefore up two per cent despite production being power constrained at Tiwai Point and also at Bell Bay towards the end of the period.

COPPER

		First half 2002	First half 2001	Change	Full year 2001
Production	Mined copper (000 tonnes)	429	476	-10 %	904
	Refined copper (000 tonnes)	213	185	+15 %	361
	Mined gold (000 oz)	805	1,238	-35 %	2,342
Turnover		1,139	1,241	-8 %	2,292
Net earnings		120	163	-26 %	262
EBITDA		413	532	-22 %	943
Capital expenditure		242	252		525

Copper and gold prices
When compared to the first half of 2001, the effect of the lower average copper prices (72c/lb vs 78c/lb) were more than offset by the effect of provisional pricing and the higher average gold ($301/oz vs $266/oz) and molybdenum prices.

Kennecott Utah Copper
First half net earnings of $50 million were $19 million above the first half of 2001.

Mine copper production of 127,000 tonnes was 46,000 tonnes below the first half of last year due principally to the closure of the North Concentrator from June of last year. Average grades were lower and mill throughput was adversely affected by the hardness of the ore.

A programme was initiated last year to improve efficiency and reduce costs. The maintenance service provider assumed complete accountability for maintenance of the smelter during February. This, plus the associated operational focus, has driven record smelter performance during the first half of 2002. By April 2002, all components of the smelter improvement programme were in place and being implemented. Refined copper produced increased 22 per cent over the same period of last year.

Escondida
Net earnings of $21 million were $10 million below the first half of last year. Mined copper production was down eight per cent. In November 2001 Escondida announced that production of copper in concentrates would be cut by ten per cent in response to weak market demand and confirmed, in May 2002, that this cut would continue for the rest of this year. The flexibility to increase production should market conditions warrant has been retained by maintaining waste stripping levels. The production ramp up of the phase 4 concentrator in the fourth quarter will reflect this production cut.

Freeport and Freeport Joint Venture
Net earnings of $29 million were $31 million below the corresponding period of last year due mainly to lower gold volumes. Rio Tinto's share of mined gold production of 348,000 ounces was 330,000 ounces below the first half of last year due to lower grades. Exceptionally wet weather at the end of June hindered production and delayed shipments. Freeport expects to be mining higher grade ore for the remainder of the year.

Palabora
Net earnings of $8 million were $2 million below the first half of last year. Volumes of copper produced were four per cent below the first half of last year as production from the open pit was replaced by production from the underground mine which is ramping up to full capacity by the end of the year.

Peak/Northparkes
Net earnings of $2 million were $5 million below the first half of last year due to lower volumes as Northparkes is in transition from lift 1 to lift 2. This transition is expected to continue over the next two years.

Other copper operations
Net earnings from other copper operations, Alumbrera and Somincor, were broadly in line with the first half of last year.

Other metals
Net earnings from other metals reported as part of the Copper product group, comprising Rio Tinto Aluminium and Zinkgruvan were $11 million below the first half of last year. Lower aluminium prices affected Rio Tinto Aluminium and difficult mining conditions resulted in lower production from Zinkgruvan.

DIAMONDS & GOLD

		First half 2002	First half 2001	Change	Full year. 2001
Production	Mined gold (000 oz)	626	603	+4 %	1,235
Turnover		432	443	-2 %	818
Net earnings		56	80	-30 %	133
EBITDA		169	175	-3 %	337
Capital expenditure		153	137		290

Argyle
Net earnings of $25 million were down by $5 million compared to the first half of last year. Production volumes were higher as first half 2001 production was affected by pit development work. Diamond pipeline destocking depressed prices in the latter part of last year and although there has been some improvement in the first half of this year prices remain below the highs of 2001.

Kennecott Minerals
Net earnings of $19 million were in line with the first half of last year. Production of gold was down three per cent reflecting lower grades at Cortez. A heap leach pad area and solution treatment capacity has been expanded to increase gold production.

Kelian
Net earnings of $5 million were $8 million above the first half of last year. Production volumes of gold were up 20 per cent reflecting both higher grade and higher throughput. Sales of silver were resumed in the second quarter of this year following resolution of a tax issue.

Rio Tinto Brasil
Net earnings of $3 million were $22 million below last year. Nickel production was 35 per cent down as operations at Fortaleza suffered from poor mining conditions. Working through these problems has resulted in the closure of the underground operations in June and they will remain closed into the third quarter. This has had an adverse effect on costs and output from the smelter and refinery due to the processing of lower grade ores. The results of last year were also boosted by the profits on the sale of two small coal deposits.

Other operations
Efforts at Rio Tinto Zimbabwe continued to focus on controlling costs in a high inflationary environment. Production from Lihir was down 13% due to lower head grade.

EXPLORATION

	First half 2002	First half 2001	Change	Full year 2001
Post tax expenditure ($ million)	49	41	+20 %	104

Exploration continued to focus on the most promising opportunities for a world class mineral deposit. The 2002 programme has a strong focus on copper, but opportunities were also pursued for nickel, gold, iron ore and industrial minerals.

Encouraging results were obtained from the Marcona project in southern Peru, where drilling has identified a significant iron oxide copper deposit. Good results were also obtained from the Resolution project in the US, where drilling continued to intersect deep high grade porphyry copper mineralisation.

Substantial heavy mineral deposits were discovered in southern Mozambique, with results to date suggesting resources of 120 million tonnes of ilmenite. The deposits are mineable using low cost conventional dredging methods and are accessible by national and regional roads. Delineation drilling also continued at Simandou haematite project in Guinea.

Encouraging results continued to be obtained from copper and gold projects in Turkey and Iran. Diamond programmes in India, Canada, Guinea and Botswana also showed early promise. Near mine exploration commenced or continued at Bingham Canyon, Freeport, Boron, Tincalayu and other Rio Tinto Group operations.

BROWNFIELD DEVELOPMENTS

The scale and quality of Rio Tinto's asset portfolio offers the opportunity to raise production from current mines and associated infrastructure to meet market demand. Rio Tinto currently has a number of brownfield developments under way and is evaluating the expansion of other operations.

The following are the major projects that are actually in construction.

Project	Estimated Cost	Status/Milestones
Iron Ore - West Angelas mine (Rio Tinto 53%). Development of a new mine in Western Australia with a capacity of 20 million tonnes per annum.	$450 m	Production and shipments have commenced. The mine plant, southern rail spur link and northern rail link were handed over to Robe operations in April. The port upgrade is 99% complete. Expectation is that the project will close out early and under budget.
Copper – Palabora Underground. 30,000 tonnes of ore per day block caving operation.	$437 m	Design capacity is still expected for the end of 2002.
Copper – Escondida Phase 4. A new 110,000 tonnes of ore per day copper concentrator facility.	$1,045 m	Completion is expected in September 2002.
Copper – Freeport Deep Ore Zone Expansion project. Development of a new 25,000 tonne per day block cave mine.	$243 m	The project has been accelerated and design capacity is now forecast to be reached in the second half of 2002.
Copper – Northparkes Lift 2 Expansion project. New 25,000 tonne of ore per day block cave mine approximately 400 metres below the existing underground operation.	$76 m	The current schedule forecasts a delay of approximately one month.

GREENFIELD DEVELOPMENTS

Rio Tinto has a number of high quality greenfield projects under construction. These projects represent a significant increase in the Group's exposure to several commodities. The Comalco alumina project will make Rio Tinto a major player in the traded alumina market. Hail Creek, together with the opening up of the Ti Tree area at Kestrel, will make Rio Tinto a significant supplier of hard coking coal. The Diavik mine will approximately double the revenue from the Group's diamond production. In April the Group committed to the construction of a commercial size HIsmelt® plant. This technology, if commercially proven, has the capability to significantly change the steel making process and to increase the value of Rio Tinto's Pilbara ore reserves.

Project	Estimated Cost	Status/Milestones
Aluminium – Comalco's alumina refinery. Construction in Queensland of a greenfield alumina refinery with initial annual capacity of 1.4 million tonnes but with options to expand to 4.2 million tonnes.	$750 m	Vegetation clearing is complete, bulk earthworks are more than half complete and major concrete foundation pours have begun. Engineering is almost 30% complete. First shipments planned for early 2005.
Energy – Hail Creek (Rio Tinto 92%). New coking coal mine in Queensland with a capacity of 5 million tonnes per year.	$210 m	Major contracts for dragline, plant and rail line construction have been awarded. First shipments are planned for the second half of 2003.
Diamonds - Diavik (Rio Tinto 60%) in the North West Territories of Canada with annual production of about six million carats.	$900 m	Construction is about 80% complete. First production is expected in the first half of 2003.
Iron Ore – HIsmelt® direct iron smelting technology. The project has the potential to alter steel making technology worldwide and offer a practical processing route for millions of tonnes of higher phosphorous Pilbara ores.	$200 m	Creation of a joint venture between Rio Tinto (60%) Nucor Corporation (25%) Mitsubishi Corporation (10%) and Shougang Corporation (5%) to construct an 800,000 tonne capacity plant at Kwinana in Western Australia. Pending Government approvals, the plant will be commissioned in 2004.

ACQUISITIONS

In January 2002, Kennecott Energy (KEC) purchased the North Jacobs Ranch coal reserves for $380 million, payable in instalments over a five-year period. The reserves are adjacent to KEC's existing Jacobs Ranch operation and provide a basis for a low cost expansion in line with market demand.

In June, Comalco announced the acquisition of an additional 9.5 per cent interest in reduction lines 1 and 2 of the Boyne Island smelter for $78.5 million. This increases Comalco's share in lines 1 and 2 of the world class, low cost smelter from 50 per cent to 59.5 per cent. The interest in line 3 remains unchanged at 59.25 per cent.

DIVESTMENTS

During the first half of 2002 Coal & Allied completed the sale of Narama and Ravensworth for $64 million and the sale of its 55 per cent interest in the Moura Joint Venture for $166 million. These were classified as assets held for resale and consequently their disposal had no effect on net earnings.

Under its 1982 Coal Agreement with the Indonesian Government, PT Kaltim Prima Coal (KPC), in which Rio Tinto has a 50% interest, is required to offer up to 51% of its shares to Indonesian participants. Agreement has been reached with the Indonesian Government on the value of the shares for the current offer, but the offer, due to be made by 31 March 2002, was prevented by attachment orders granted by the District Court of South Jakarta over KPC's shares. Until such time as the attachment orders are removed unconditionally KPC cannot make an offer of shares to Indonesian parties.

With the agreement of the Indonesian Government, the offer deadline has now been extended to 31 July 2002 following an in principle agreement that is intended to enable an offer of shares to proceed at the agreed price of US$8.22m for each 1% of KPC's shares and for all litigation associated with the KPC divestment matter to be terminated without any orders being made against either KPC or its shareholders. The in principle agreement remains subject to implementation documentation.

As announced previously, in July 2001 the East Kalimantan Provincial Government filed a civil suit in the District Court of South Jakarta, seeking damages of $776 million and other relief against KPC and its shareholders in relation to KPC's alleged failure to meet its obligations to offer its shares for sale. The Indonesian Government, the party to the Coal Agreement, has not claimed that KPC is in default of its divestment obligations. KPC believes that the claims are baseless and is contesting them vigorously.

The sale of Rio Tinto's 49 per cent share of the Neves Corvo mine in Portugal remains uncompleted.

PRICE AND EXCHANGE SENSITIVITIES

The following sensitivities give the estimated effect on net earnings assuming that the price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect due to the revaluation of foreign currency working capital. They should therefore be used with care.

Estimated effect on Rio Tinto's full year net earnings of:

	Change in full year average	US$m
Copper	+/- 7c/lb	95
Gold	+/-$27/oz	45
Aluminium	+/- 6c/lb	75
Australian dollar	+/- 5USc	105
South African rand	+/- 1 rand	15

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305 (office)
+44 (0) 7730 418 385 (mobile)
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401 (office)
+44 (0) 7711 596 570 (mobile)
Richard Brimelow
+ 44 (0) 20 7753 2326 (office)
+ 44 (0) 7753 783 825 (mobile)

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620 (office)
+61 (0) 408 360 101 (mobile)
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628 (office)
+61 (0) 408 335 309 (mobile)
Daphne Morros
+61 (0) 3 9283 3639 (office)
+61 (0) 408 360 764 (mobile)

Website: www.riotinto.com

PROFIT AND LOSS ACCOUNT

First half 2002 A$m	First half 2001 A$m	First half 2002 £m	First half 2001 £m		First half 2002 US$m	First half 2001 US$m	Year 2001 US$m
9,523	10,135	**3,526**	3,669	**Gross turnover (including share of joint ventures and associates)**	**5,079**	5,284	10,438
(1,481)	(1,649)	**(549)**	(597)	Share of joint ventures' turnover	**(790)**	(860)	(1,612)
(611)	(671)	**(226)**	(243)	Share of associates' turnover	**(326)**	(350)	(674)
7,431	7,815	**2,751**	2,829	Consolidated turnover	**3,963**	4,074	8,152
(5,709)	(5,773)	**(2,115)**	(2,090)	Net operating costs (full year 2001 included exceptional asset write-downs of US$715 million)	**(3,045)**	(3,010)	(6,590)
1,722	2,042	**636**	739	Group operating profit	**918**	1,064	1,562
471	610	**174**	221	Share of operating profit of joint ventures	**251**	318	554
193	251	**72**	91	Share of operating profit of associates	**103**	131	217
-	104	**-**	38	Profit on disposal of interest in joint venture	**-**	54	54
2,386	3,007	**882**	1,089	**Profit on ordinary activities before interest**	**1,272**	1,567	2,387
(223)	(370)	**(83)**	(134)	Net interest payable	**(119)**	(193)	(347)
(58)	(61)	**(22)**	(22)	Amortisation of discount related to provisions	**(31)**	(32)	(57)
2,105	2,576	**777**	933	**Profit on ordinary activities before taxation**	**1,122**	1,342	1,983
(679)	(823)	**(251)**	(298)	Taxation (full year 2001 included tax relief on exceptional asset write-downs of US$132 million)	**(362)**	(429)	(718)
1,426	1,753	**526**	635	Profit on ordinary activities after taxation	**760**	913	1,265
(109)	(138)	**(40)**	(50)	Attributable to outside shareholders (equity)	**(58)**	(72)	(186)
1,317	1,615	**486**	585	**Profit for the financial period (net earnings)**	**702**	841	1,079
(761)	(527)	**(282)**	(191)	Dividends to shareholders	**(406)**	(275)	(812)
556	1,088	**204**	394	Retained profit for the period	**296**	566	267
95.7c	117.5c	**35.3p**	42.5p	Earnings per ordinary share	**51.0c**	61.2c	78.5c
95.7c	117.5c	**35.3p**	42.5p	Adjusted earnings per ordinary share (d)	**51.0c**	61.2c	120.9c
				Dividends per share to Rio Tinto shareholders			
		18.87p	14.03p	-Rio Tinto plc	**29.5c**	20.0c	59.0c
54.06c	39.42c			-Rio Tinto Limited	**29.5c**	20.0c	59.0c

(a) Diluted earnings per share figures for the half year are 0.1 US cents (First half 2001: 0.1 US cents) lower than the earnings per share figures above.

(b) For the purpose of calculating earnings and adjusted earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,376.4 million, being the average number of Rio Tinto plc shares outstanding (1,065.2 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (311.2 million).

(c) The results for all periods relate wholly to continuing operations.

(d) Full year 2001 profit is stated after exceptional asset write-downs; these are added back in the table below to arrive at adjusted earnings.

First half 2002 A$m	First half 2001 A$m	First half 2002 £m	First half 2001 £m		First half 2002 US$m	First half 2001 US$m	Year 2001 US$m
1,317	1,615	**486**	585	Profit for the financial period (net earnings)	**702**	841	1,079
				Effect of exceptional asset write-downs on items in the above profit and loss account:			
-	-	-	-	Group operating profit	-	-	715
-	-	-	-	Taxation	-	-	(132)
-	-	-	-	Net exceptional charge	-	-	583
1,317	1,615	**486**	585	Adjusted earnings	**702**	841	1,662

CASH FLOW STATEMENT

First half 2002 A$m	First half 2001 A$m	First half 2002 £m	First half 2001 £m		First half 2002 US$m	First half 2001 US$m	Year 2001 US$m
2,656	2,534	983	917	**Cash flow from operating activities (see below)**	1,416	1,320	2,767
414	742	153	269	**Dividends from joint ventures and associates**	221	387	648
3,070	3,276	1,136	1,186	Total cash flow from operations	1,637	1,707	3,415
47	88	17	32	Interest received	25	46	64
(223)	(374)	(83)	(135)	Interest paid	(119)	(195)	(335)
(83)	(90)	(31)	(33)	Dividends paid to outside shareholders	(44)	(47)	(79)
(259)	(376)	(97)	(136)	**Returns on investment and servicing of finance**	(138)	(196)	(350)
(836)	(827)	(310)	(299)	**Taxation**	(446)	(431)	(615)
(1,191)	(1,158)	(441)	(419)	Purchase of property, plant and equipment	(635)	(604)	(1,351)
(79)	(113)	(29)	(41)	Funding of Group share of joint ventures' and associates' capital expenditure	(42)	(59)	(79)
-	15	-	6	Other funding of joint ventures and associates repaid	-	8	13
(105)	(125)	(39)	(45)	Exploration and evaluation expenditure	(56)	(65)	(132)
11	23	4	8	Sale of property, plant and equipment	6	12	25
(596)	(111)	(221)	(40)	Purchases less sales of other investments	(318)	(58)	(54)
(1,960)	(1,469)	(726)	(531)	**Capital expenditure and financial investment**	(1,045)	(766)	(1,578)
422	(692)	156	(251)	**Acquisitions less disposals**	225	(361)	(659)
(1,013)	(999)	(375)	(362)	**Equity dividends paid to Rio Tinto shareholders**	(540)	(521)	(803)
(576)	(1,087)	(216)	(393)	**Cash outflow before management of liquid resources and financing**	(307)	(568)	(590)
302	(175)	112	(63)	Net cash inflow/(outflow) from management of liquid resources	161	(91)	(18)
26	21	10	8	Ordinary shares issued for cash	14	11	7
285	1,061	106	384	Loans received less repaid	152	553	641
613	907	228	329	**Management of liquid resources and financing**	327	473	630
37	(180)	12	(64)	**Increase/(decrease) in cash**	20	(95)	40

First half 2002 A$m	First half 2001 A$m	First half 2002 £m	First half 2001 £m		First half 2002 US$m	First half 2001 US$m	Year 2001 US$m
				Cash flow from operating activities			
1,722	2,042	636	739	Group operating profit	918	1,064	1,562
-	-	-	-	Exceptional asset write-downs	-	-	715
1,722	2,042	636	739		918	1,064	2,277
834	967	309	350	Depreciation and amortisation	445	504	929
109	104	40	38	Exploration and evaluation charged against profit	58	54	130
64	54	24	19	Provisions	34	28	100
(120)	(107)	(44)	(39)	Utilisation of provisions	(64)	(56)	(148)
2	(232)	1	(84)	Change in inventories	1	(121)	(227)
274	(56)	101	(20)	Change in accounts receivable and prepayments	146	(29)	(126)
(152)	(142)	(56)	(51)	Change in accounts payable and accruals	(81)	(74)	(48)
(77)	(96)	(28)	(35)	Other items	(41)	(50)	(120)
2,656	2,534	983	917	**Cash flow from operating activities**	1,416	1,320	2,767

Net debt of US$6,021 million at 30 June 2002 compares with US$5,711 million at 31 December 2001. The increase of US$310 million comprises the cash outflow before management of liquid resources and financing of US$307 million and other items totalling US$3 million. 'Purchases less sales of other investments' for the period to 30 June 2002 includes US$316 million relating to US treasury bills. These investments were purchased to be held as security for the deferred consideration on assets acquired during the period, which is payable over the next four years. For this reason they are not regarded as liquid resources.

BALANCE SHEET

First half 2002 A$m	First half 2001 Restated A$m	First half 2002 £m	First half 2001 Restated £m		First half 2002 US$m	First half 2001 Restated US$m	Year 2001 Restated US$m
				Intangible fixed assets			
1,860	1,387	**690**	501	Goodwill	**1,053**	705	1,022
104	276	**39**	100	Exploration and evaluation	**59**	140	55
1,964	1,663	**729**	601		**1,112**	845	1,077
				Tangible fixed assets			
22,450	23,950	**8,333**	8,656	Property, plant and equipment	**12,716**	12,170	11,512
				Investments			
5,406	5,443	**2,007**	1,967	Share of gross assets of joint ventures	**3,062**	2,766	2,808
(2,053)	(1,988)	**(762)**	(718)	Share of gross liabilities of joint ventures	**(1,163)**	(1,010)	(1,125)
3,353	3,455	**1,245**	1,249		**1,899**	1,756	1,683
1,082	1,187	**402**	429	Investments in associates/other investments	**613**	603	607
4,435	4,642	**1,647**	1,678	**Total investments**	**2,512**	2,359	2,290
28,849	30,255	**10,709**	10,935	**Total fixed assets**	**16,340**	15,374	14,879
				Current assets			
2,775	2,798	**1,030**	1,011	Inventories	**1,572**	1,422	1,482
				Accounts receivable and prepayments			
2,890	2,987	**1,073**	1,080	Falling due within one year	**1,637**	1,518	1,814
1,119	1,181	**415**	427	Falling due after more than one year	**634**	600	675
4,009	4,168	**1,488**	1,507		**2,271**	2,118	2,489
579	26	**215**	9	Investments	**328**	13	11
983	1,368	**365**	494	Cash	**557**	695	679
8,346	8,360	**3,098**	3,021	**Total current assets**	**4,728**	4,248	4,661
				Current liabilities			
(5,857)	(8,964)	**(2,174)**	(3,240)	Short term borrowings	**(3,318)**	(4,555)	(3,835)
(3,220)	(3,324)	**(1,195)**	(1,201)	Accounts payable and accruals	**(1,824)**	(1,689)	(1,974)
(9,077)	(12,288)	**(3,369)**	(4,441)	**Total current liabilities**	**(5,142)**	(6,244)	(5,809)
(731)	(3,928)	**(271)**	(1,420)	**Net current liabilities**	**(414)**	(1,996)	(1,148)
28,118	26,327	**10,438**	9,515	**Total assets less current liabilities**	**15,926**	13,378	13,731
				Liabilities due after one year			
(5,777)	(3,670)	**(2,144)**	(1,326)	Medium and long term borrowings	**(3,272)**	(1,865)	(2,566)
(546)	(100)	**(203)**	(37)	Accounts payable	**(309)**	(51)	(101)
(6,182)	(6,288)	**(2,295)**	(2,272)	Provisions for liabilities and charges	**(3,502)**	(3,195)	(3,194)
(1,638)	(1,781)	**(608)**	(644)	Outside shareholders' interests (equity)	**(928)**	(905)	(827)
13,975	14,488	**5,188**	5,236		**7,915**	7,362	7,043
				Capital and reserves			
				Share capital			
272	303	**101**	110	- Rio Tinto plc	**154**	154	154
1,441	1,429	**535**	516	- Rio Tinto Limited (excluding Rio Tinto plc interest)	**816**	726	732
2,841	3,147	**1,054**	1,137	Share premium account	**1,609**	1,599	1,600
533	555	**198**	201	Other reserves	**302**	282	294
8,888	9,054	**3,300**	3,272	Profit and loss account	**5,034**	4,601	4,263
13,975	14,488	**5,188**	5,236	Equity shareholders' funds	**7,915**	7,362	7,043

At 30 June 2002, Rio Tinto plc had 1,065.4 million ordinary shares in issue and Rio Tinto Limited had 311.4 million shares in issue, excluding those held by Rio Tinto plc.

In accordance with FRS 4, all commercial paper is classified as short term borrowings though US$2 billion is backed by medium term facilities. Under US and Australian GAAP, this amount would be grouped within non-current borrowings at 30 June 2002.

The balance sheets at 30 June 2001 and 31 December 2001 have been restated following the implementation of FRS 19 ' Deferred Tax', which has reduced shareholders' funds by US$133 million. The restatement also included an increase in deferred tax provisions of US$57 million, an increase in investments in associates of US$10 million and a reduction of US$86 million in property, plant and equipment.

Current asset investments include US$316 million relating to US treasury bills, which are held as security for the deferred consideration on assets acquired during 2002.

RECONCILIATION WITH AUSTRALIAN GAAP

First half 2002 A$m	*First half 2001 Restated* A$m	*First half 2002* £m	*First half 2001 Restated* £m		*First half 2002* US$m	*First half 2001 Restated* US$m	*Year 2001 Restated* US$m
1,317	1,615	**486**	585	Adjusted earnings reported under UK GAAP	**702**	841	1,662
-	-	**-**	-	Exceptional asset write-downs	**-**	-	(583)
1,317	1,615	**486**	585	**Net earnings under UK GAAP**	**702**	841	1,079
				Increase/(decrease) net of tax in respect of :			
(152)	(152)	**(56)**	(55)	Goodwill amortisation	**(81)**	(79)	(169)
(11)	-	**(4)**	-	Taxation	**(6)**	-	3
6	(4)	**2**	(2)	Other	**3**	(2)	(7)
1,160	1,459	**428**	528	**Net earnings under Australian GAAP**	**618**	760	906
84.3c	106.1c	**31.1p**	38.4p	Earnings per ordinary share under Australian GAAP	**44.9c**	55.3c	65.9c

Exceptional asset write-downs

Full year 2001 net earnings under UK and Australian GAAP were stated after exceptional asset write-downs of US$583 million. For UK GAAP this charge was excluded from adjusted earnings. For Australian reporting this is disclosed as an 'individually significant item'.

13,975	14,488	**5,188**	5,236	**Shareholders' funds under UK GAAP (as restated)**	**7,915**	7,362	7,043
				Increase/(decrease) net of tax in respect of :			
2,029	2,590	**753**	936	Goodwill	**1,149**	1,316	1,227
143	168	**53**	60	Taxation	**81**	85	87
(41)	(35)	**(15)**	(13)	Other	**(23)**	(18)	(22)
16,106	17,211	**5,979**	6,219	**Shareholders' funds under Australian GAAP**	**9,122**	8,745	8,335

Diluted earnings per share under Australian GAAP are 0.09 US cents (First half 2001: 0.09 US cents) less than the above earnings per share figures.

The Group's financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom ('UK GAAP'), which differ in certain respects from generally accepted accounting principles in Australia ('Australian GAAP'). These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders' funds which would be required under Australian GAAP is set out above.

Goodwill

For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisitions directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP accounts has been reinstated and amortised for the purpose of the reconciliation statements. For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with FRS 10. Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP accounts.

Taxation

In its accounts for the first half of 2002, Rio Tinto has implemented FRS 19, the new UK Accounting Standard on deferred tax. This has resulted in a prior year adjustment under UK GAAP, which reduced shareholders' funds at 1 January 2001 by US$133 million. Of this amount, US$46 million results from the requirement under FRS 19 to provide in full for deferred taxation on most timing differences. Such provisions were already required under Australian GAAP.

The remaining US$87 million of the prior year adjustment relates to features of FRS 19 that give rise to new variations from Australian GAAP. Accordingly, this element of the prior year adjustment has been reversed in arriving at Australian GAAP shareholders' funds. These variations, which also affect the determination of earnings under Australian GAAP, relate principally to the following:

Under FRS 19, provision for taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under Australian GAAP, provision must be made for tax arising on expected future remittances of past earnings.

Under FRS 19, tax benefits associated with goodwill charged directly to reserves, in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For Australian GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

First half 2002 A$m	First half 2001 Restated A$m	First half 2002 £m	First half 2001 Restated £m		First half 2002 US$m	First half 2001 Restated US$m	Year 2001 Restated US$m
1,317	1,615	**486**	585	Profit for the period	**702**	841	1,079
(761)	(527)	**(282)**	(191)	Dividends	**(406)**	(275)	(812)
556	1,088	**204**	394		**296**	566	267
(377)	399	**121**	7	Adjustment on currency translation	**562**	(426)	(449)
26	21	**10**	8	Share capital issued less repurchased	**14**	11	14
205	1,508	**335**	409		**872**	151	(168)
13,770	12,980	**4,853**	4,827	Opening shareholders' funds as restated (a)	**7,043**	7,211	7,211
13,975	14,488	**5,188**	5,236	**Closing shareholders' funds**	**7,915**	7,362	7,043

(a) Shareholders' funds at 1 January 2002 were originally US$7,176 million before deducting the prior year adjustment of US$133 million.

PRIMA FACIE TAX RECONCILIATION

First half 2002 A$m	First half 2001 A$m	First half 2002 £m	First half 2001 £m		First half 2002 US$m	First half 2001 US$m	Year 2001 US$m
2,105	2,576	**777**	933	Profit on ordinary activities before taxation	**1,122**	1,342	1,983
632	773	**234**	280	Prima facie tax at UK and Australian rate of 30%	**337**	403	595
				Permanent differences			
73	77	**26**	28	Other tax rates applicable outside the UK and Australia	**39**	40	95
(54)	(33)	**(20)**	(12)	Resource depletion and other depreciation allowances	**(29)**	(17)	(52)
45	42	**17**	15	Permanently disallowed amortisation/depreciation	**24**	22	52
(4)	(6)	**(1)**	(2)	Research, development and other investment allowances	**(2)**	(3)	(13)
11	(34)	**4**	(12)	Other	**6**	(18)	(57)
71	46	**26**	17		**38**	24	25
				Deferral of taxation			
-	-	**-**	-	Impact of exceptional asset write-downs	**-**	-	214
(96)	(73)	**(35)**	(26)	Other capital allowances in excess of depreciation	**(51)**	(38)	(131)
(39)	(4)	**(15)**	(1)	Other timing differences	**(21)**	(2)	17
(135)	(77)	**(50)**	(27)	Total timing differences related to the current period	**(72)**	(40)	100
568	742	**210**	270	**Current taxation charge for the period**	**303**	387	720
135	77	**50**	27	Deferred tax recognised on timing differences	**72**	40	(18)
(28)	-	**(10)**	-	Deferred tax impact of changes in tax rates	**(15)**	-	-
4	4	**1**	1	Other deferred tax items	**2**	2	16
679	823	**251**	298	**Total taxation charge for the period**	**362**	429	718

EXPLORATION AND EVALUATION PROPERTIES

First half 2002 A$m	First half 2001 A$m	First half 2002 £m	First half 2001 £m		First half 2002 US$m	First half 2001 US$m	Year 2001 US$m
				At cost less amounts written off			
1,325	1,413	**467**	525	At 1 January	**678**	785	785
(66)	62	**-**	8	Adjustment on currency translation	**34**	(36)	(42)
105	125	**39**	45	Expenditure in period	**56**	65	132
(43)	(35)	**(16)**	(13)	Charged against profit for the period	**(23)**	(18)	(46)
(98)	(79)	**(36)**	(28)	Disposals, transfers and other movements	**(52)**	(41)	(151)
1,223	1,486	**454**	537	At end of period	**693**	755	678
				Provision			
(1,217)	(1,111)	**(429)**	(413)	At 1 January	**(623)**	(617)	(617)
61	(47)	**-**	(5)	Adjustment on currency translation	**(31)**	29	34
(66)	(69)	**(24)**	(25)	Charged against profit for the period	**(35)**	(36)	(84)
103	17	**38**	6	Disposals, transfers and other movements	**55**	9	44
(1,119)	(1,210)	**(415)**	(437)	At end of period	**(634)**	(615)	(623)
104	276	**39**	100	**Net balance sheet amount**	**59**	140	55

PRODUCT ANALYSIS

First half 2002 A$m	*First half 2001 Restated A$m*	*First half 2002 £m*	*First half 2001 Restated £m*				*First half 2002 US$m*	*First half 2001 Restated US$m*	*Year 2001 Restated US$m*
						Gross turnover			
1,279	1,394	**474**	505	**13.4**	13.8	Copper	**682**	727	1,277
896	890	**332**	322	**9.4**	8.8	Gold (all sources)	**478**	464	988
1,433	1,619	**531**	586	**15.0**	16.0	Iron ore	**764**	844	1,704
2,053	1,983	**760**	718	**21.6**	19.6	Coal	**1,095**	1,034	2,102
1,571	1,684	**582**	610	**16.5**	16.6	Aluminium	**838**	878	1,714
1,539	1,644	**570**	595	**16.2**	16.2	Industrial minerals	**821**	857	1,825
752	921	**277**	333	**7.9**	9.0	Other products (including diamonds) (b)	**401**	480	828
9,523	10,135	**3,526**	3,669	**100.0**	100.0	**Total**	**5,079**	5,284	10,438
						Net earnings			
278	338	**103**	122	**18.2**	18.5	Copper, gold and by-products	**148**	176	298
378	441	**138**	160	**24.7**	24.2	Iron ore	**201**	230	504
339	299	**126**	108	**22.2**	16.4	Coal	**181**	156	345
240	349	**89**	126	**15.7**	19.2	Aluminium	**128**	182	330
219	267	**81**	97	**14.4**	14.6	Industrial minerals	**117**	139	332
75	130	**28**	47	**4.8**	7.1	Other products (including diamonds) (b)	**40**	67	97
1,529	1,824	**565**	660	**100.0**	100.0		**815**	950	1,906
(92)	(79)	**(34)**	(28)			Exploration and evaluation	**(49)**	(41)	(104)
(99)	(182)	**(37)**	(66)			Net interest (c)	**(53)**	(95)	(167)
(21)	52	**(8)**	19			Other items	**(11)**	27	27
1,317	1,615	**486**	585				**702**	841	1,662
-	-	**-**	-			Exceptional asset write-downs	**-**	-	(583)
1,317	1,615	**486**	585				**702**	841	1,079

GEOGRAPHICAL ANALYSIS (by country of origin)

First half 2002 A$m	*First half 2001 A$m*	*First half 2002 £m*	*First half 2001 £m*				*First half 2002 US$m*	*First half 2001 US$m*	*Year 2001 US$m*
						Gross turnover			
3,008	2,973	**1,115**	1,076	**31.6**	29.3	North America	**1,605**	1,550	3,143
3,979	4,298	**1,473**	1,556	**41.8**	42.4	Australia and New Zealand	**2,122**	2,241	4,386
503	558	**186**	202	**5.3**	5.5	South America	**268**	291	524
683	783	**253**	283	**7.2**	7.7	Africa	**364**	408	857
816	892	**302**	323	**8.6**	8.8	Indonesia	**435**	465	951
534	631	**197**	229	**5.5**	6.3	Europe and other countries	**285**	329	577
9,523	10,135	**3,526**	3,669	**100.0**	100.0	**Total**	**5,079**	5,284	10,438
						Net earnings			
309	307	**115**	111	**21.9**	17.1	North America	**165**	160	359
824	1,001	**304**	363	**58.1**	55.8	Australia and New Zealand	**439**	522	1,052
47	105	**17**	38	**3.3**	5.9	South America	**25**	55	56
114	104	**42**	38	**8.1**	5.8	Africa	**61**	54	143
90	140	**33**	51	**6.4**	7.8	Indonesia	**48**	73	128
32	140	**12**	50	**2.2**	7.6	Europe and other countries	**17**	72	91
1,416	1,797	**523**	651	**100.0**	100.0		**755**	936	1,829
(99)	(182)	**(37)**	(66)			Net interest (c)	**(53)**	(95)	(167)
1,317	1,615	**486**	585				**702**	841	1,662
-	-	**-**	-			Exceptional asset write-downs	**-**	-	(583)
1,317	1,615	**486**	585			**Total**	**702**	841	1,079

(a) The above analyses include the Rio Tinto share of the results of joint ventures and associates including interest.

(b) Diamonds have been reclassified from 'Industrial Minerals' to 'Other products' and comparative figures have been restated accordingly.

(c) The amortisation of discount related to provisions is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in 'Net interest'.

RECONCILIATION WITH US GAAP

First half 2002 A$m	First half 2001 Restated A$m	First half 2002 £m	First half 2001 Restated £m		First half 2002 US$m	First half 2001 Restated US$m	Year 2001 Restated US$m
1,317	1,615	**486**	585	Adjusted earnings under UK GAAP	**702**	841	1,662
-	-	**-**	-	Exceptional asset write-downs	**-**	-	(583)
1,317	1,615	**486**	585	**Net earnings under UK GAAP**	**702**	841	1,079
				Increase/(decrease) net of tax in respect of :			
21	(111)	**8**	(40)	Amortisation of goodwill and intangibles	**11**	(58)	(132)
(9)	(38)	**(3)**	(14)	Pensions/post retirement benefits	**(5)**	(20)	(49)
(19)	(4)	**(7)**	(1)	Asset write-downs	**(10)**	(2)	397
(47)	(38)	**(17)**	(14)	Other	**(25)**	(20)	(96)
508	(320)	**188**	(116)	Exchange differences taken to earnings under US GAAP	**271**	(167)	(174)
1,771	1,104	**655**	400	**Net income under US GAAP**	**944**	574	1,025
1,263	1,424	**467**	516	US GAAP earnings before asset write-downs and exchange differences taken to earnings under US GAAP	**673**	741	1,382
				Basic earnings per ordinary share under US GAAP			
91.8c	103.6c	**33.9p**	37.5p	Net income before asset write-downs and exchange differences taken to earnings under US GAAP	**48.9c**	53.9c	100.5c
128.7c	80.3c	**47.6p**	29.1p	Net income under US GAAP	**68.6c**	41.7c	74.5c
13,975	14,488	**5,188**	5,236	**Shareholders' funds under UK GAAP (as restated)**	**7,915**	7,362	7,043
				Increase/(decrease) net of tax in respect of :			
2,987	3,637	**1,109**	1,314	Goodwill	**1,692**	1,848	1,778
210	-	**78**	-	Intangibles	**119**	-	-
143	168	**53**	60	Taxation	**81**	85	87
711	541	**264**	196	Proposed dividends	**403**	275	537
851	183	**316**	66	Asset write-downs	**482**	93	492
323	374	**120**	135	Reversal of additional provisions under FRS 12	**183**	190	185
(120)	(120)	**(45)**	(43)	Start-up costs	**(68)**	(61)	(64)
(102)	(380)	**(38)**	(137)	Mark to market of derivative contracts	**(58)**	(193)	(172)
(300)	(157)	**(111)**	(57)	Pensions/post retirement benefits	**(170)**	(80)	(181)
(260)	(105)	**(96)**	(38)	Other	**(147)**	(53)	(134)
18,418	18,629	**6,838**	6,732	**Shareholders' funds under US GAAP**	**10,432**	9,466	9,571

Diluted earnings per share under US GAAP are 0.13 US cents (First half 2001: 0.07 US cents) less than the above earnings per share figures.

The Group's financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom ('UK GAAP') which differ in certain respects from those in the United States ('US GAAP'). The effect of adjusting net earnings and shareholders' funds for the following differences in treatment under US GAAP is set out above.

Goodwill - For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition directly against reserves. For acquisitions in 1998 and subsequent years, goodwill is capitalised and amortised over its expected useful life under UK GAAP. Under US GAAP, goodwill is capitalised and, until 2001, was amortised by charges against income over the period during which it was expected to be of benefit, subject to a maximum of 40 years. Goodwill previously written off directly to reserves in the UK GAAP financial statements was therefore reinstated and amortised, under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised but are reviewed annually for impairment under FAS 142. Goodwill amortisation charged against UK GAAP earnings for the first half of 2002 is added back in the US GAAP reconciliation. No impairment write-downs were required on the initial introduction of FAS 142. Implementation of FAS 141 resulted in the reclassification of US$119 million from goodwill to finite lived intangible assets.

Asset write-downs - *Following the implementation of FRS 11 in 1998, impairment of fixed assets under UK GAAP is recognised and measured* by reference to the discounted cash flows expected to be generated by the asset. Under US GAAP, impairment is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset. Where an asset is found to be impaired under US GAAP, the amount of such impairment is generally similar under US GAAP to that computed under UK GAAP. The charge in the first half of 2002 is the additional depreciation charged under US GAAP on the assets impaired under UK GAAP in previous periods.

Tax - The introduction of FRS 19, the new UK standard on deferred tax, has brought the UK onto a full provision basis for most timing differences. Such provisions were already required under US GAAP. However, new GAAP differences now exist, which impact on the treatment of tax benefits related to goodwill previously written off to reserves under UK GAAP, and on tax relating to future remittances of earnings. These differences also arise in the Reconciliation with Australian GAAP and are explained further on page 19.

Provisions - Additional provisions were recognised for UK GAAP purposes on implementation of FRS 12 in 1999. There was no corresponding change in US accounting standards. The additional provisions are therefore reversed in the calculation of shareholders' funds under US GAAP.

Exchange differences under US GAAP:

Debt - The Group finances its operations primarily in US dollars and a significant proportion of the Group's US dollar debt is located in its Australian operations. Under UK GAAP, this debt is dealt with in the context of the currency status of the Group as a whole and exchange differences reported by the Australian operations are adjusted through reserves. US GAAP permits such exchange gains and losses to be taken to reserves only to the extent that the US dollar debt hedges US dollar assets in the Australian group. Net exchange gains of US$175 million on US dollar debt that do not qualify for hedge accounting under US GAAP have therefore been recorded in US GAAP earnings.

Derivatives - The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. However, certain of the Group's derivative contracts do not qualify for hedge accounting under FAS 133, principally because the hedge is not located in the entity with the exposure. Unrealised gains of US$96 million on such derivatives have therefore been taken to US GAAP earnings.

ACCOUNTING PRINCIPLES

The financial information included in this report has been prepared in accordance with United Kingdom Accounting Standards and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 9 April 2001. The financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2001, except for the implementation of FRS 19 'Deferred Tax'.

Prior to the adoption of FRS 19, Rio Tinto provided for deferred tax where, in the opinion of the directors, it was probable that a timing difference would reverse within the foreseeable future. Under FRS 19, full provision is made for deferred taxation on all timing differences that have arisen but not reversed at the balance sheet date, except in limited circumstances. The main exceptions are as follows:

- Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings (where previously the Group recognised such deferred tax to the extent that it was probable that a liability would crystallise).
- Deferred tax is not recognised on revaluations of non-monetary assets arising on acquisitions unless there is a binding agreement to sell the asset and the gain or loss expected to arise from the disposal has been recognised (where previously the Group recognised deferred tax in respect of such adjustments).
- Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

FRS 19 requires that provisions for deferred tax are made in respect of tax benefits related to goodwill that was charged directly to reserves on acquisitions made prior to 1998. Such provisions are released when the related goodwill is charged through the profit and loss account on disposal or closure. Under the previous accounting policy, such tax benefits were taken up in the profit and loss account in the year in which they were received.

The balance sheets at 30 June 2001 and 31 December 2001 have been restated following the implementation of FRS 19 ' Deferred Tax', which has reduced shareholders' funds by US$133 million. The restatement also included an increase in deferred tax provisions of US$57 million, an increase in investment in associates of US$10 million and a reduction of US$86 million in property, plant and equipment.

The application of FRS 19 did not impact significantly on net earnings for the first half of 2002, the first half of 2001 or the full year 2001. Accordingly, prior year earnings have not been restated.

PRIOR YEAR FINANCIAL INFORMATION

Financial information for the year 2001 has been extracted from the full financial statements prepared on the historical cost basis as filed with the Registrar of Companies, and restated to comply with FRS 19. The auditors' report on the financial statements for the year ended 31 December 2001 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under section 237(3) (regarding provision of necessary information and explanations).

INDEPENDENT REVIEW REPORT TO RIO TINTO PLC AND RIO TINTO LIMITED

Introduction

We have been instructed by the companies to review the financial information of the Rio Tinto Group which comprises the profit and loss account, the cash flow statement, the balance sheet, the reconciliation with Australian GAAP and the related notes (including the financial information by Business Unit). We have read the other information contained in the interim report, including the reconciliation with US GAAP, and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
London
25 July 2002
in respect of Rio Tinto plc

PricewaterhouseCoopers
Chartered Accountants
Perth
25 July 2002
in respect of Rio Tinto Limited

METAL PRICES AND EXCHANGE RATES

Metal prices - average for the period		*First half 2002*	*First half 2001*	*Change 1h02 v1h01*	*Year 2001*
Copper	- US cents/lb	**72c**	78c	(8%)	72c
Aluminium	- US cents/lb	**62c**	70c	(11%)	66c
Gold	- US$/troy oz	**US$301**	US$266	13%	US$271
Average exchange rates in US$					
Sterling		**1.44**	1.44	-	1.44
Australia		**0.53**	0.52	2%	0.52
Canada		**0.63**	0.65	(3%)	0.65
South Africa		**0.09**	0.13	(31%)	0.12
Period end exchange rates in US$					
Sterling		**1.53**	1.41	8%	1.45
Australia		**0.57**	0.51	12%	0.51
Canada		**0.66**	0.66	-	0.63
South Africa		**0.10**	0.12	(17%)	0.08

CIRCULATION TO SHAREHOLDERS

This report will be circulated in full to shareholders of Rio Tinto plc and is available on the Rio Tinto website.

NOTES TO FINANCIAL INFORMATION BY BUSINESS UNIT (Pages 5 and 6)

(a) Gross turnover includes 100 per cent of subsidiaries' turnover and the Group's share of the turnover of joint ventures and associates.

(b) EBITDA of subsidiaries, joint ventures and associates represents profit before: tax, net interest payable, depreciation and amortisation.

(c) Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.

(d) Rio Tinto has a 100 per cent interest in Peak and an 80 per cent interest in the Northparkes joint venture.

(e) Includes Anglesey Aluminium in which Rio Tinto's interest is 51 per cent.

(f) Includes Morro do Ouro in which Rio Tinto's interest is 51 per cent.

(g) Capital expenditure comprises the net cash flow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries' capital expenditure and include Rio Tinto's share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure.

(h) Operating assets of subsidiaries comprise net assets before deducting net debt. For joint ventures and associates Rio Tinto's net investment is shown. For joint ventures and associates shown in the Financial Information by Business Unit on pages 5 and 6, Rio Tinto's shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$886 million (2001: US$750 million), Freeport joint venture US$439 million (2001: US$385 million), Freeport associate US$571million (2001: US$510 million), Kaltim Prima US$128 million (2001: US$145 million).

(i) Business units have been classified in the analysis on pages 5 and 6 according to the Group's management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes the gold revenues of Kennecott Utah Copper and Freeport (Rio Tinto share) and the businesses of Rio Tinto Aluminium and Zinkgruvan. This summary differs, therefore, from the Product Analysis in which the contributions of individual business units are attributed to several products as appropriate.